   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 2000


                                                      REGISTRATION NO. 333-93439
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 5 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                NIKU CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 7371                                77-0473454
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

                                NIKU CORPORATION
                                305 MAIN STREET
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 298-4600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                 FARZAD DIBACHI
                            CHIEF EXECUTIVE OFFICER
                                NIKU CORPORATION
                                305 MAIN STREET
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 298-4600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               DENNIS R. DEBROECK, ESQ.                                  ALAN F. DENENBERG, ESQ.
                JEFFREY R. VETTER, ESQ.                                    SHEARMAN & STERLING
                  FENWICK & WEST LLP                                       1550 EL CAMINO REAL
                 TWO PALO ALTO SQUARE                                 MENLO PARK, CALIFORNIA 94025
              PALO ALTO, CALIFORNIA 94306                                    (650) 330-2200
                    (650) 494-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS OF                                 PROPOSED MAXIMUM        PROPOSED MAXIMUM           AMOUNT OF
          SECURITIES                 AMOUNT TO BE           OFFERING PRICE        AGGREGATE OFFERING         REGISTRATION
       TO BE REGISTERED               REGISTERED              PER SHARE                PRICE(2)                  FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par
  value.......................       9,200,000(1)               $22.00               $202,400,000           $53,433.60(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,200,000 shares subject to the underwriters' over-allotment option.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.


(3) $30,360 was paid in connection with the original filing on December 22, 1999. The remainder was paid in connection with the Pre-Effective Amendment filed on February 24, 2000.

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION. DATED FEBRUARY 25, 2000.

                                8,000,000 Shares

                             NIKU CORPORATION LOGO
                                Niku Corporation
                                  Common Stock
                             ----------------------

     This is an initial public offering of shares of common stock of Niku Corporation. All of the 8,000,000 shares of common stock are being sold by us.

     Prior to this offering, there has been no public market for our common stock. Niku anticipates that the initial public offering price per share will be between $20.00 and $22.00. Niku has applied for approval for quotation of its common stock on the Nasdaq National Market under the symbol "NIKU."

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of our common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share    Total
                                                              ---------   --------
Initial public offering price...............................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Niku..........................  $           $

     To the extent that the underwriters sell more than 8,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,200,000 shares from Niku at the initial public offering price, less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares on           , 2000.
GOLDMAN, SACHS & CO.
               DAIN RAUSCHER WESSELS
                               THOMAS WEISEL PARTNERS LLC
                                            U.S. BANCORP PIPER JAFFRAY
                             ----------------------

                       Prospectus dated           , 2000.

                      [Description of graphic on page 49]

      This graphic is entitled "Niku Application Framework." Under the title is a cloud-shaped object with the word "Browser" written in the middle of it. Below the cloud shape is a large rectangle with several smaller horizontal rectangles arranged top to bottom and two vertical rectangles towards the sides inside of it. A small arrow points upwards from the outside of the top of the rectangle to the cloud shape. Another small arrow points downwards from the inside of the box to a smaller rectangle within the box which is labeled "FrontWorks." Directly below and connected to this rectangle is a smaller rectangle labeled "Application Modules." Directly below this rectangle is another rectangle of the same size labeled "Niku Adaptable KnowledgeStore." Directly below this rectangle are three small rectangles lined up from left to right. The rectangle on the left is labeled "Relational Database Management System." The middle rectangle is labeled "File System." The rectangle on the right is labeled "Search Engine." From the left hand side of the inside of the large rectangle is a small arrow pointing to the right that is directed towards a vertical rectangle labeled "ImportWorks." From the right hand side of the inside of the large rectangle is a small arrow pointing to the left that is directed towards a vertical rectangle labeled "Datalink Adapters." On the left hand side of the graphic, on the outside of the large rectangle, is a rectangle with arced edges. Inside this rectangle are the words, in order from top to bottom, "Web," "E-mail," "Fax" and "Other." On the right hand side of the graphic, on the outside of the large rectangle, a small arrow points towards a rectangle with arced edges. Inside this rectangle are the words, in order from top to bottom, "Enterprise Resource Planning," "Document Management," "Groupware" and "Other."

                               PROSPECTUS SUMMARY

     You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. Unless otherwise indicated, all information contained in this prospectus assumes (1) no exercise of the underwriters' over-allotment option, (2) the conversion of each outstanding share of preferred stock into one share of common stock and (3) no exercise of outstanding stock options or warrants.

                                      NIKU

     We provide Internet software products and an online marketplace for the sourcing, management and delivery of professional services. Professional services include consulting, financial services, medicine, law, engineering, advertising and other industries in which knowledge and information, or intellectual capital, are an important element of the services.

     According to the U.S. Department of Commerce, the gross domestic product of the professional services industry, including business, health, legal and educational services, exceeded $900 billion in 1997. Unlike product-oriented businesses, which produce finished goods from raw materials and component parts and sell these goods on a per-item basis, professional services businesses create information-based deliverables using human resources that are often billed at time-based rates. As a result of these characteristics, professional services businesses require sophisticated applications to manage knowledge and information, including unstructured data and human resources. The market for business-to-business electronic commerce for services is large and growing, with Forrester Research estimating that it will increase from approximately $22 billion in 1999 to approximately $220 billion by 2003, representing a compound annual growth rate of approximately 78%.

     We offer a set of Internet software products, eNiku, xNiku and iNiku, which are designed to automate the core business processes of professional services organizations, professional services providers within enterprises, and small businesses and individual professionals. eNiku enables organizations to manage knowledge, human resources and projects, track time and expenses and analyze business performance on their corporate "intranets," internal Internet-based networks. xNiku enables organizations to extend the functions and features of eNiku to business partners, customers and suppliers using corporate "extranets," private Internet-based networks reaching beyond the enterprise. iNiku, our website for individual professionals and small businesses, allows users to gain access to relevant content and services and operate their businesses over the Internet. We have designed our products to be used in an integrated fashion. For example, an organization using eNiku on its intranet could work with business partners through its extranet with xNiku and supplement its resources with contractors who are part of the iNiku community. The common technology linking eNiku, xNiku and iNiku also allows users to easily participate in our Niku Services Marketplace, a marketplace for buyers and sellers of professional services.

     We believe key benefits to users of our products and services include:

       - significantly enhanced client service;

       - substantially expanded revenue opportunities;

       - increased profitability; and

       - improved recruitment and retention of employees and contractors.

     Our goal is to be the leading provider of Internet software products and online marketplaces for the sourcing, management and delivery of professional services in a number of professional services industries. Key elements of our strategy to achieve this goal are as follows:

       - target leading enterprise customers;

       - enhance our iNiku website;

       - expand the Niku Services Marketplace;

       - target additional professional services industries, including financial services, medicine, law and advertising;

       - pursue acquisitions of complementary businesses, products and technologies; and

       - expand our global operations in Europe and the Asia-Pacific region, where we currently have approximately 25 employees.

     An investment in our common stock involves risks which are described in the section entitled "Risk Factors" on page 7 as well as elsewhere in this prospectus. We have incurred net losses of $3.0 million for our fiscal year ended January 31, 1999 and $13.5 million for the nine months ended October 31, 1999. As of October 31, 1999, we had an accumulated deficit of $16.6 million. We expect to incur net losses for the foreseeable future. We have only recently introduced the latest versions of our Internet software products. For the foreseeable future, we expect that our revenues and operating results will depend upon sales of licenses of our primary Internet software product, eNiku. For the nine months ended October 31, 1999, we derived approximately 50% of our revenues from three customers and we expect that for the foreseeable future our revenues will continue to be concentrated in a relatively small number of customers. Therefore, our operating results could suffer if we cannot market eNiku successfully and obtain additional customers. We operate in a competitive industry in which a number of companies offer products that provide some of the functionality of our products. Upon completion of this offering, our officers and directors will beneficially own approximately 39% of our outstanding common stock. Other risks of an investment in our common stock include our limited operating history, the potential for fluctuations in our operating results, the long sales cycle for our products, our need to expand our sales channels, the fact that our products have not been deployed on a large scale, the complexity of implementation of our products for large customers and our ability to effectively integrate recent acquisitions. Other risks also include risks related to the Internet industry in which we operate and risks related to this offering.

     We were incorporated in Delaware in January 1998. In December 1999, we acquired Proamics Corporation, a provider of project accounting, time-and-expense and billing solutions for the professional services industry. In January 2000, we acquired Legal Anywhere, Inc., a provider of Internet collaboration software for the legal profession. Our principal executive offices are located at 305 Main Street, Redwood City, California 94063. Our telephone number at this location is (650) 298-4600. The information on our website does not constitute a part of this prospectus. The Niku logo, Niku, eNiku, iNiku, xNiku, Niku Adaptable KnowledgeStore, NAKS and Niku Services Marketplace are our trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered.......  8,000,000 shares

Common stock to be
  outstanding after the
  offering.................  69,044,235

Use of proceeds............  For general corporate purposes, capital expenditures and working capital. See "Use of Proceeds."

Proposed Nasdaq National
  Market symbol............  "NIKU"

     The number of shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of January 29, 2000. The number of shares to be outstanding excludes as of January 29, 2000:

     - 5,409,954 shares of our common stock subject to outstanding options and warrants;

     - 647,148 shares of our common stock to be available for future grant under our stock plans; and

     - options to purchase shares of Legal Anywhere common stock representing options to purchase up to 141,282 shares of our common stock, which were assumed in connection with our acquisition of Legal Anywhere.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                     PRO FORMA
                                                                             -------------------------
                                                                                              NINE
                                                           NINE MONTHS                       MONTHS
                                          YEAR ENDED    ENDED OCTOBER 31,    YEAR ENDED       ENDED
                                          JANUARY 31,   ------------------   JANUARY 31,   OCTOBER 31,
                                             1999        1998       1999        1999          1999
                                          -----------   -------   --------   -----------   -----------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues................................    $    15     $    --   $  2,976    $ 10,933      $ 12,332
                                            -------     -------   --------    --------      --------
Gross profit............................         11          --      2,373       5,772         6,287
                                            -------     -------   --------    --------      --------
Operating expenses......................      3,161       1,721     16,084      28,751        38,642
                                            -------     -------   --------    --------      --------
Operating loss..........................     (3,150)     (1,721)   (13,711)    (22,979)      (32,355)
                                            -------     -------   --------    --------      --------
Net loss................................    $(3,020)    $(1,665)  $(13,533)   $(23,340)     $(32,373)
Basic and diluted net loss per share....    $ (0.62)    $ (0.35)  $  (2.31)   $  (1.48)     $  (1.94)
Shares used in computing basic and
  diluted net loss per share............      4,882       4,800      5,871      15,729        16,718



                                                                     AT OCTOBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 19,329   $ 63,323     $218,563
Working capital.............................................    10,323     53,619      208,859
Total assets................................................    28,738    146,300      301,540
Long-term obligations, less current portion.................       968      3,341        3,341
Redeemable convertible preferred stock......................    28,580    100,966           --
Total stockholders' equity (deficit)........................   (13,828)    24,209      280,415


     See note 1 of notes to our financial statements for a description of the method that we used to compute the net loss per share amounts. Niku's operations for the period from January 8, 1998 (inception) through January 31, 1998, were not significant and are included in Niku's results of operations for the year ended January 31, 1999.

     The unaudited pro forma combined statement of operations data give effect to our acquisition of Proamics Corporation in December 1999 and Legal Anywhere in January 2000 as if the acquisitions had occurred on February 1, 1998 and do not assume the conversion of the shares of our outstanding preferred stock into common stock upon the closing of this offering. The unaudited pro forma combined balance sheet data give effect to (1) our acquisition of Proamics, (2) our acquisition of Legal Anywhere and (3) the sale of 7,998,012 shares of our Series D preferred stock in November 1999 for proceeds of approximately $39.9 million as if the acquisitions and sale each occurred on October 31, 1999. The pro forma as adjusted balance sheet data give effect to the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering and the sale of the 8,000,000 shares of common stock that we are offering under this prospectus, at an assumed initial public offering price of $21.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. See "Capitalization."

     Pro forma net loss for the nine months ended October 31, 1999 excludes an extraordinary gain on early extinguishment of long-term debt of $2.4 million recorded by Proamics.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock.

     The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating results. In this case, the trading price of our common stock could decline and you might lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE ARE AN EARLY STAGE COMPANY WHICH MAKES IT DIFFICULT TO EVALUATE OUR CURRENT BUSINESS

     We were incorporated in January 1998 and have a limited operating history. We began licensing our Internet software in December 1998 and introduced the latest version of this software and our iNiku website in November 1999. Therefore, we have only a limited operating history upon which to base an evaluation of our current business and prospects.

DUE TO OUR LIMITED OPERATING HISTORY, IT IS DIFFICULT TO PREDICT OUR FUTURE OPERATING RESULTS

     Due to our limited operating history, it is difficult or impossible for us to predict future results of operations. For example, we cannot forecast operating expenses based on our historical results because we have recently introduced the latest version of iNiku, acquired Proamics Corporation, or Proamics, and Legal Anywhere, Inc., or Legal Anywhere, and begun to pursue additional markets, and we are required to forecast expenses in part based on future revenue projections.

WE HAVE INCURRED LOSSES DURING OUR OPERATING HISTORY AND WE EXPECT TO INCUR FUTURE LOSSES FOR THE FORESEEABLE FUTURE


     We have experienced operating losses in each quarterly and annual period since we were formed and we expect to incur significant losses in the future. We incurred net losses of $3.0 million for the year ended January 31, 1999 and $13.5 million for the nine months ended October 31, 1999. As of October 31, 1999, we had an accumulated deficit of $16.6 million. Proamics has never been profitable, and as of September 30, 1999, it had an accumulated deficit of $13.4 million. Legal Anywhere has never been profitable and as of December 31, 1999, it had an accumulated deficit of $1.7 million. We expect to significantly increase our research and development, sales and marketing, and general and administrative expenses, in part as a result of our recent acquisitions. In addition, as a result of our acquisitions of Proamics and Legal Anywhere, we will record approximately $67.8 million of goodwill and other intangible assets, which will result in non-cash charges as these assets are amortized over the next three to five years. Further, we will incur substantial stock-based compensation expense in future periods, which represents non-cash charges incurred as a result of the issuance of stock and stock options prior to this offering. As a result of these factors, we will need to significantly increase our revenues to achieve and maintain profitability. We may not be able to sustain our recent revenue growth rates. In fact, we may not have any revenue growth, and our revenues could decline. Our failure to significantly increase our revenues would seriously harm our business and operating results.


OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND IF OUR FUTURE RESULTS ARE BELOW THE EXPECTATIONS OF INVESTORS, THE PRICE OF OUR COMMON STOCK WILL DECLINE

     Our results of operations could vary significantly from quarter to quarter. We expect to incur significant sales and marketing expenses to promote our products and services. Our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter as well as sales and marketing and other expenses for a particular quarterly period.

     Other factors that could affect our quarterly operating results include:

     - our ability to attract new customers, including Proamics' customers, and retain current customers;

     - the announcement or introduction of new products or services by us or our competitors;

     - changes in the pricing of our products and services or those of our competitors;

     - variability in the mix of our products and services revenues in any quarter; and

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business.

     Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods, our results of operations may be below the expectations of investors. If this occurs, the price of our common stock will decline.

     For a discussion of our quarterly operating results, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Quarterly Results of Operations."

WE EXPECT TO FACE SEASONALITY IN OUR SALES, WHICH COULD CAUSE OUR QUARTERLY OPERATING RESULTS TO FLUCTUATE

     We expect to experience seasonality in the sales of our products and services. For example, we anticipate that sales may be lower in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers as well as due to our sales commission structure. We also expect that sales may decline during summer months, particularly in European markets. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results.

OUR PRODUCTS HAVE A LONG SALES CYCLE WHICH MAKES IT DIFFICULT TO PREDICT OUR QUARTERLY RESULTS AND MAY CAUSE OPERATING RESULTS TO VARY SIGNIFICANTLY

     The sales cycle for our products is long, typically from three to six months, making it difficult to predict the quarter in which we may recognize revenue from a sale, if at all. Our products often are part of a significant strategic decision by our customers regarding their information systems. Accordingly, the decision to license our products typically requires significant pre-purchase evaluation. We spend substantial time educating and providing information to prospective customers regarding the use and benefits of our products. During this evaluation period, we may expend significant funds in sales and marketing efforts.

     Our lengthy sales cycle may cause license revenues and operating results to vary significantly from period to period. If anticipated sales from a specific customer for a particular quarter are not realized in that quarter, our operating results may vary significantly.

IF WE FAIL TO EXPAND OUR DIRECT AND INDIRECT SALES CHANNELS, OUR ABILITY TO INCREASE REVENUES WILL BE LIMITED

     In order to grow our business, we need to increase market awareness and sales of our products and services. To achieve this goal, we need to increase both our direct and indirect sales channels. Our failure to do so could harm our ability to increase revenues. We currently receive substantially all of our revenues from direct sales, but intend to increase sales through indirect sales channels in the future. We need to expand our direct sales force by hiring additional salespersons and sales management. We are seeking to hire at least 40 more of these types of personnel in the current fiscal year. There is strong competition for qualified sales personnel in our business, and we may not be able to attract and retain sufficient new sales personnel to expand our operations.

     We intend to derive some of our revenues from our indirect sales channels, which involves selling our software through value added resellers and other third parties. Currently, five of these other companies market our products. These resellers offer our software products to their customers together with consulting and implementation services or integrate our software solutions with other software. We also intend to offer our Internet software through application service providers, who install our software on their own computer servers and charge their customers for access to our software. We are seeking to expand our indirect sales channel to involve at least 20 relationships with third parties in the current fiscal year and we may not be able to do so successfully.

TO DATE, CUSTOMERS HAVE NOT DEPLOYED OUR PRODUCTS ON A LARGE-SCALE AND WE MAY EXPERIENCE CUSTOMER DISSATISFACTION AND LOST SALES IF OUR PRODUCTS DO NOT ACCOMMODATE LARGE SCALE DEPLOYMENTS

     Our software must be able to accommodate substantial increases in the number of people using our products. To date, however, only eight of our customers have deployed our Internet software. Thus, our products have not been tested in the context of large-scale customer implementations. If our customers cannot successfully implement large-scale deployments, or if they determine that our products cannot accommodate large-scale deployments, we could lose some or all of our existing customers and be unable to obtain new customers.

IMPLEMENTATION OF OUR PRODUCTS BY LARGE CUSTOMERS MAY BE COMPLEX AND CUSTOMERS COULD BECOME DISSATISFIED IF IMPLEMENTATION OF OUR PRODUCTS PROVES DIFFICULT, COSTLY OR TIME-CONSUMING

     Our products must integrate with many existing computer systems and software programs used by our customers. Integrating with many other computer systems and software programs can be complex, time-consuming and expensive and cause delays in the deployment of our products. Because we are one of the first companies to offer products designed for professional services automation, many customers will be facing these integration issues for the first time in the context of professional services automation software. Customers could become dissatisfied with our products if implementations prove to be difficult, costly or time-consuming.

WE EXPECT TO DEPEND ON LICENSES OF OUR ENIKU INTERNET SOFTWARE PRODUCT FOR SUBSTANTIALLY ALL OF OUR REVENUES FOR THE FORESEEABLE FUTURE

     Revenues from licenses of our Internet software products, particularly eNiku products, and related services revenues accounted for all of our revenues for our fiscal year ended January 31, 1999, and for the nine months ended October 31, 1999. We anticipate that revenues from the license of these products and related services revenues, as opposed to transactional and other revenues from iNiku and the Niku Services Marketplace, will continue to constitute the vast majority of our revenues for the foreseeable future. Consequently, a decline in the price of or demand for these products and related services, or their failure to achieve broader market acceptance, would seriously harm our business.

WE MAY NOT BE ABLE TO SELL OUR NIKU PRODUCTS TO PROAMICS' CUSTOMERS OR EFFECTIVELY UTILIZE THE PROAMICS PROFESSIONAL SERVICES PERSONNEL

     We acquired Proamics in December 1999. For the nine months ended October 31, 1999, Proamics' revenues of $9.2 million accounted for 75% of our total pro forma revenues of $12.3 million. Proamics revenue primarily consisted of $2.5 million of software licenses and approximately $6.7 million of services. However, we do not intend to separately market the Proamics product line. Although we plan to market Niku products incorporating functionality contained in Proamics' products to Proamics' customers, we do not know whether any Proamics' customer will purchase any Niku products. In addition, a large portion of Proamics' business consisted of software implementation services. If we are unable to successfully market our products to Proamics' customers or effectively utilize the Proamics professional services personnel, our business will be harmed and we may not meet investors' expectations, either of

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

which could adversely affect our operating results and cause a drop in the market price of our common stock.

WE HAVE SOLD OUR PRODUCTS TO COMPANIES AS PART OF BROADER BUSINESS RELATIONSHIPS AND REVENUES FROM THESE CONTRACTS MAY NOT BE INDICATIVE OF FUTURE REVENUES

     We have licensed our products to companies from whom we have purchased products and services under separate arrangements. These companies generally consist of (1) companies to whom we license our Internet software and from whom we receive software to use in our business and (2) members of our Niku Partners Network.

     During the nine months ended October 31, 1999, we derived approximately $2.0 million of our total revenues from customers from whom we received products or services. In these relationships, we typically license our Internet software to a company and that company licenses us software that it markets. These software licenses are typically non-exclusive, have a perpetual term and may only be terminated if the terms of the license are violated.

     Revenues attributable to Niku Partners were approximately $574,000 of our total revenues for the nine months ended October 31, 1999. Members of our Niku Partners Network typically license our software in return for a fee. In addition, we typically pay a fee to these companies to provide implementation services to our customers or to provide development services for us. Our agreements with Niku Partner Network members typically have a term of two years and may be terminated sooner if there is a breach of the agreement.

     It may be more difficult to sell our products and services to potential customers if we do not also agree to use the software products or services that a potential customer provides. We cannot assure you that we will be successful in licensing our products to customers without having to enter into broader relationships with them.

     For an additional discussion of how we recognize revenue and how we calculate the amount of revenue we recognize from these types of arrangements, see note 1 of the notes to our consolidated financial statements.

WE EXPECT REVENUES FROM OUR PRODUCTS TO BE CONCENTRATED IN A RELATIVELY SMALL NUMBER OF CUSTOMERS

     For the nine months ended October 31, 1999, three Niku customers, USinternetworking or USi, Sybase and SalesLogix, accounted for 18%, 22% and 10% of Niku's total revenues. In addition, each of USi and Sybase, had an officer and/or director serving on our board of directors. We expect to derive a significant portion of our revenues from a relatively small number of customers for the foreseeable future. As a result, if we lose a major customer, our quarterly and annual results of operations could be harmed. We cannot be certain that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to purchase products or renew our services in any future period.

THE MARKET FOR OUR PRODUCTS AND SERVICES IS NEWLY EMERGING AND CUSTOMERS MAY NOT ACCEPT OUR PRODUCTS AND SERVICES

     The market for professional services automation software products and services is newly emerging. Services businesses have not traditionally automated the management of their business processes. We cannot be certain that this market will continue to develop and grow or that companies will elect to utilize our products and services rather than attempt to develop applications internally or through other sources. In addition, the use of the Internet, as well as corporate intranets and extranets, have not been widely adopted for professional services automation. Companies that have already invested substantial resources in other methods may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems or methods. We expect that we will need to continue intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our products and

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

services. Therefore, demand for and market acceptance of our products and services will be subject to a high level of uncertainty.

DEFECTS IN OUR PRODUCTS OR SERVICES COULD RESULT IN LOSS OF OR DELAY IN REVENUES, LOSS OF MARKET SHARE, FAILURE TO ACHIEVE MARKET ACCEPTANCE OR INCREASED COSTS

     Products and services as complex as those we offer or develop frequently contain undetected defects or errors. Despite internal testing and testing by our customers or potential customers, defects or errors may occur in our existing or future products and services, including year 2000 errors. For example, from time to time in the past, versions of our software that have been delivered to customers have contained errors. In these instances, we have resolved the errors. In the future, if we are not able to detect and correct errors prior to release, we may experience a loss of or delay in revenues, loss of market share, failure to achieve market acceptance or increased costs to remediate errors, any of which could significantly harm our business.

     Defects or errors could also result in tort or warranty claims. Although we attempt to reduce the risk of losses resulting from any claims through warranty disclaimers and liability limitation clauses in our customer agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although we maintain errors and omissions insurance, this insurance coverage may not adequately cover us for claims. If a court refused to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be harmed.

THE LATEST VERSION OF OUR INIKU WEBSITE WAS ONLY RECENTLY INTRODUCED, IS AT AN EARLY STAGE OF DEVELOPMENT AND MAY NOT ACHIEVE MARKET ACCEPTANCE

     We introduced the latest version of our iNiku website in November 1999. Broad and timely acceptance of iNiku is an important part of our success. We may not be able to attract a sufficient number of users to iNiku and therefore we may never derive significant revenues from iNiku.

IF WE CANNOT BUILD A CRITICAL MASS OF BUYERS AND SELLERS FOR OUR NIKU SERVICES MARKETPLACE, THE MARKETPLACE WILL NOT BE SUCCESSFUL

     The success of the Niku Services Marketplace depends in large part on our ability to build a critical mass of buyers and sellers of services for our Niku Services Marketplace. To attract sellers of services, we must build a critical mass of buyers interested in obtaining services. However, buyers must perceive value in the Niku Services Marketplace, which, in part, depends upon the breadth of the offerings from sellers of services. If we are unable to increase the number of buyers and sellers of services, the Niku Services Marketplace will not be successful.

WE HAVE FOCUSED ON THE IT CONSULTING INDUSTRY AND OUR EFFORTS TO EXPAND SALES OF OUR PRODUCTS AND SERVICES TO OTHER SERVICE INDUSTRIES MAY NOT SUCCEED

     To date, our products and services have been targeted for the information technology, or IT, consulting industry and our primary product has been eNiku for IT Consulting. However, we intend to develop and market our products and services in other professional services industries. For example, with our acquisition of Legal Anywhere in January 2000, we began to offer products to the legal profession. Businesses may be less likely to use our products and services outside of the IT consulting industry. Even if they do, we may need to develop additional expertise or industry-specific knowledge which we may not be able to do in a timely manner. Therefore, we may not succeed in marketing our products and services for use outside of the IT consulting industry. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products and services for new professional services industries in the future. In addition, those products and services may not meet the requirements of the marketplace in these new markets and may not achieve market acceptance.

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

SYSTEM FAILURE MAY CAUSE INTERRUPTION OF OUR SERVICES

     The performance of our website servers and networking hardware and software infrastructure is critical to iNiku, our hosted professional services automation software and our ability to provide high quality customer service. Currently, our infrastructure and systems for iNiku, our hosted applications and our corporate website are located at one site maintained by USi, at its data center in Milpitas, California. The California hosting site is in an area susceptible to earthquakes. We depend on this single-site infrastructure and any disruption to this infrastructure resulting from a natural disaster or other event could result in an interruption in our services.

     Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have a formal disaster recovery plan or alternative provider of hosting services. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that could occur. In the past we have experienced temporary outages with respect to our iNiku website. These outages were due to temporary malfunctions of our website servers. To date, these outages have resulted in our iNiku website being temporarily unavailable to users for periods of several minutes to several hours. We believe that the longest period of time our iNiku website has been unavailable due to outages was approximately five hours in a month. The latest outage occurred in December 1999. Any system failure that causes an interruption in service or a decrease in responsiveness of our Internet-based services, if sustained or repeated, could harm our reputation and the attractiveness of our brand name.

WE DEPEND ON DISTRIBUTION, MARKETING AND TECHNOLOGY RELATIONSHIPS AND IF OUR CURRENT AND FUTURE RELATIONSHIPS ARE NOT SUCCESSFUL, OUR BUSINESS MAY BE HARMED

     We rely on distribution, marketing and technology relationships with a variety of companies. These distribution, marketing and technology relationships include relationships with:

     - the Niku Partners Network of consulting firms;

     - operators of high traffic websites such as CNET; and

     - vendors of e-commerce and Internet software, such as Allaire, Fulcrum, Microsoft, Oracle and Seagate Software, whose products or technologies we incorporate into or integrate with our products, such as development tools, databases and search engines.

     We depend on these companies to promote our products, provide our direct sales force with customer leads, attract users to iNiku and the Niku Services Marketplace, integrate and implement our products with those of customers or provide enhanced functionality to our products. Some of these relationships are not documented in writing, or are governed by agreements that can be terminated by either party with little or no prior notice or do not provide for minimum payments to us. Our Internet marketing relationships also require us to make significant cash payments.

     Companies with which we have a distribution, marketing or technology relationship may promote products or services of several different companies, including, in some cases, products or services that compete with ours. These companies may not devote adequate resources to selling or promoting our products and services. We may not be able to maintain these relationships or enter into additional relationships in the future. For example, our agreements with USi have terms of three years, and our agreement with CNET has a term of two years. We cannot assure you that we can renew our agreements with USi and CNET on reasonable terms, or at all.

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

MARKET ACCEPTANCE OF OUR PRODUCTS AND SERVICES MAY SUFFER IF WE ARE UNABLE TO INCORPORATE THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY INTO OUR PRODUCTS

     Rapidly changing technology and standards may impede market acceptance of our products and services. Our current products and services have been designed based upon currently prevailing technology. If new technologies emerge that are incompatible with our products, our key products and services may become obsolete and our existing and potential customers may seek alternatives to our products and services. We may not be able to quickly adapt to any new Internet technology.

     Additionally, we have designed our products to work with databases such as Oracle Enterprise Server and Microsoft SQL Server and operating systems such as Windows NT and Sun Solaris. Any changes to those databases or systems, or increasing popularity of other databases or systems, could require us to modify our products or services and could cause us to delay releasing future products and enhancements. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors or operating systems, databases, web servers and other enterprise and Internet-based applications could delay our product development, increase our product development expenses or cause customers to delay evaluation, purchase and deployment of our products.

BECAUSE WE HAVE EXPANDED OUR OPERATIONS, OUR SUCCESS WILL DEPEND ON OUR ABILITY TO MANAGE OUR EXPECTED GROWTH, IMPROVE OUR EXISTING SYSTEMS AND IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS

     We have rapidly and significantly expanded our operations and expect to continue to expand our operations. This growth has placed, and is expected to continue to place, a significant strain on our managerial, operational, financial and other resources. For example, we have grown to approximately 400 employees as of January 29, 2000 from less than 50 employees as of January 31, 1999. We are seeking to hire at least an additional 200 employees in the current fiscal year. Our ability to compete effectively and to manage future expansion of our operations, if any, will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis. We expect to hire additional new employees to support our business and to implement and integrate new accounting and control systems. We may not be able to manage our growth efficiently.

THE PROAMICS AND LEGAL ANYWHERE ACQUISITIONS MAY PRESENT RISKS TO OUR BUSINESS

     We acquired Proamics in December 1999 and Legal Anywhere in January 2000. The acquisitions of Proamics and Legal Anywhere as well as future acquisitions could create risks for us, including:


     - amortization of expenses related to goodwill and other intangible assets, such as the approximately $47.8 million relating to our acquisition of Proamics and the approximately $20.0 million relating to our acquisition of Legal Anywhere;


     - difficulties in assimilating the acquired personnel, operations, technologies or products of Proamics or Legal Anywhere;

     - our ability to effectively market and sell our products to Proamics' customers;

     - unanticipated costs associated with the acquisitions;

     - the need to manage geographically-dispersed operations, such as Proamics' operations in Illinois and Legal Anywhere's operations in Oregon;

     - diversion of management's attention from other business concerns;

     - the inability to retain the acquired employees of Proamics or Legal Anywhere; and

     - adverse effects on our, Proamics' or Legal Anywhere's existing business relationships.

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

     If we fail to effectively integrate Proamics or Legal Anywhere, we may face disruptions to our business activities and our business may be seriously harmed.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT MAY BE DIFFICULT FOR US TO INTEGRATE OR OTHERWISE HARM OUR OPERATING RESULTS

     As part of our business strategy, we may make acquisitions of complementary businesses, products or technologies. If we acquire a company, we may face issues which similar to those we are facing with respect to our acquisitions of Proamics and Legal Anywhere. If we experience difficulties in assimilating acquired businesses, products or technologies, our ongoing business could be disrupted, our management and employees could be distracted and we could incur increased expenses. Furthermore, we may issue equity securities to pay for any future acquisitions, which could be dilutive to our existing stockholders. We may also incur debt or assume unknown liabilities in connection with acquisitions.

THERE IS COMPETITION IN OUR MARKET, WHICH COULD MAKE IT DIFFICULT TO ATTRACT CUSTOMERS, CAUSE US TO REDUCE PRICES AND RESULT IN REDUCED GROSS MARGINS OR LOSS OF MARKET SHARE

     The market for our products and services is competitive, dynamic and subject to frequent technological changes. The intensity of competition and the pace of change are expected to increase in the future. Our products and services primarily compete with solutions that have been developed by potential customers' in-house developers and IT departments. In addition, we face competition from a number of competitors offering products and services that vary in functionality. These include:

     - developers of professional services automation software and related Internet-based applications;

     - providers of hosted software for IT consultants;

     - operators of Internet-based job boards;

     - developers of project management software; and

     - enterprise resource planning software companies that may decide to develop software or applications for the professional services industry.

     We believe that there are a number of companies that offer products that provide some of the functionality of our products. However we do not believe any one company has a dominant position in our market as a whole.

     We expect additional competition from other established and emerging companies as the professional services automation market continues to develop. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business. We may not be able to compete successfully against current and future competitors.

WE DEPEND ON THE CONTINUED SERVICES OF OUR EXECUTIVE OFFICERS

     Our future success depends upon the continued service of our executive officers, who are listed in the section entitled "Management," particularly Farzad Dibachi, our chief executive officer. None of our executive officers is bound by an employment agreement for any specific term or which prevents them from terminating their employment at any time. Our business would be seriously harmed if we lost the services of one or more of our executive officers or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us.

IN ORDER TO GROW OUR BUSINESS, WE MUST ATTRACT AND RETAIN QUALIFIED PERSONNEL AT A TIME WHEN COMPETITION FOR PERSONNEL IN OUR INDUSTRY IS INTENSE

     We are seeking to hire at least an additional 200 employees in the current fiscal year. We may be unable to attract, assimilate or retain highly qualified employees. In particular, we believe

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

that we will need to hire additional engineering personnel. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring highly skilled employees with appropriate qualifications as a result of our rapid growth and expansion. Attracting and retaining qualified personnel with experience in the software and Internet industries is an additional challenge for us. There is a shortage of qualified technical personnel and competition for this personnel is intense in our industry, particularly in the San Francisco Bay Area, where our headquarters is located. We may not be able to attract, assimilate or retain and motivate new personnel.

OUR INCREASED INTERNATIONAL ACTIVITIES MAY NOT RESULT IN INCREASED REVENUES

     We only recently expanded our operations into Canada, the United Kingdom, The Netherlands, Germany and Australia. In the future, we intend to expand our operations into other areas, particularly in the Asia-Pacific region. We believe we must expand the sales of our products and services outside the United States and hire additional international personnel. In connection with this expansion, we also will need to develop internationalized versions of our products. Therefore, we expect to commit significant resources to expand our international sales, marketing and development. We may not be successful in marketing our products and services to customers in markets outside the United States, where adoption of the Internet and electronic commerce may evolve slowly or may not evolve at all.

INCREASED INTERNATIONAL ACTIVITIES WILL EXPOSE US TO ADDITIONAL OPERATIONAL CHALLENGES THAT WE MIGHT NOT OTHERWISE FACE

     If we succeed in increasing our international activities, we will be exposed to additional operational challenges that we would not otherwise face if we conducted our operations only in the United States. These include:

     - currency exchange rate fluctuations, particularly if we sell our products in denominations other than U.S. dollars;

     - seasonal fluctuations in purchasing patterns in other countries, particularly declining sales during summer months in European markets;

     - tariffs, export controls and other trade barriers;

     - difficulties in collecting accounts receivable in foreign countries;

     - the burdens of complying with a wide variety of foreign laws;

     - reduced protection for intellectual property rights in some countries, particularly in Asia; and

     - the need to develop internationalized versions of our products.

WE MIGHT NOT BE ABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS

     We regard substantial elements of our products and services as proprietary and attempt to protect them by relying on patent, trademark, service mark, copyright and trade secret laws and restrictions, as well as confidentiality procedures and contractual provisions. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could harm our business.

     We have applied for four U.S. patents. It is possible that no patents will issue from our currently pending patent applications. Moreover, new patent applications may not result in issued patents and may not provide us with any competitive advantages over, or may be challenged by, third parties.

     We have applied for registration of our Niku, iNiku and NAKS trademarks with the U.S. Patent and Trademark Office. We have not applied for registration of our logo or our eNiku, xNiku or Niku Services Marketplace trademarks. Although we rely on copyright laws with respect
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

to our software, we have not made any copyright registration with any government entity with respect to our software.

     Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in software or Internet-related industries are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available. Furthermore, our competitors may independently develop similar technologies that substantially limit the value of our intellectual property or design around patents issued to us.

     Substantially all of our iNiku users' usage of our services is governed by Internet-based license agreements, rather than by means of a formal, written contract. Users "click" on a dialog box and are deemed to agree to the terms and conditions that are posted on iNiku, and our relationship with these customers is then governed by these terms and conditions. There is a possibility that a court, arbitrator or regulatory body could deem this type of agreement to be invalid or determine that the terms and conditions governing the agreement do not fully protect our intellectual property rights.

THIRD PARTIES MIGHT BRING INFRINGEMENT CLAIMS AGAINST US OR OUR THIRD-PARTY SUPPLIERS THAT COULD HARM OUR BUSINESS

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in our software and Internet industries. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, if at all.

     In addition, as part of our product licenses, we agree to indemnify our customers against claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We cannot assure you that we or our customers could obtain necessary licenses from third parties at a reasonable cost, or at all.

WE ARE UNCERTAIN OF OUR ABILITY TO OBTAIN ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS

     We may need to raise additional funds in order to fund more rapid expansion, expand our marketing activities, develop new or enhance existing services or products, respond to competitive pressures or acquire complementary businesses, products or technologies. We may also need to raise funds in the future to meet our working capital needs. Additional financing may not be available on terms favorable to us, or at all. If we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of the then existing holders of our common stock.

OUR BUSINESS MIGHT BE HARMED IF THE SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT OR IF OUR CUSTOMERS OR POTENTIAL CUSTOMERS ALTER THEIR PURCHASING PATTERNS AS A RESULT OF THE YEAR 2000 PROBLEM

     Although January 1, 2000 has occurred, our information technology systems could be impaired or cease to operate due to the year 2000 problem. Additionally, we rely on technology supplied by third parties. These third parties may experience year 2000 related problems. Any year 2000 problems experienced by us or any of these third parties could harm our business. Additionally, the Internet could face serious disruption arising from the year 2000 problem.

     Further, any year 2000 problems with respect to our products could lead to claims from our customers asserting liability, including liability for breach of warranties related to our products, which could result in large settlements or judgments against us.

                     RISKS RELATED TO THE INTERNET INDUSTRY

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE ADOPTION OF THE INTERNET FOR ELECTRONIC COMMERCE AND COMMUNICATIONS

     Our business is based on providing software for the sourcing, management and delivery of professional services using the Internet. Therefore, in order for our business to be successful, the Internet must be widely adopted, in a timely manner, as a means of electronic commerce and communication relating to professional services. Because electronic commerce and communication over the Internet are new and evolving, it is difficult to predict the size of this market and its sustainable growth rate. To date, many businesses and consumers have been deterred from utilizing the Internet for a number of reasons, including, but not limited to:

     - potentially inadequate development of network infrastructure;

     - security concerns, including the potential for fraud or theft of stored data and information communicated over the Internet;

     - inconsistent quality of service, including well-publicized down times for popular websites;

     - lack of availability of cost-effective, high-speed service;

     - limited numbers of local access points for corporate users;

     - delay in the development of enabling technologies or adoption of new standards;

     - inability to integrate business applications with the Internet;

     - the need to operate with multiple and frequently incompatible products;
       and

     - a lack of tools to simplify access to and use of the Internet.

INCREASING GOVERNMENTAL REGULATION OF THE INTERNET COULD LIMIT THE MARKET FOR OUR PRODUCTS AND SERVICES

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. Legislation could dampen the growth in Internet usage and decrease or limit its acceptance as a communications and commercial medium. If enacted, these laws and regulations could limit the market for our products and services. In addition, existing laws could be applied to the Internet, including consumer privacy laws. Legislation or application of existing laws could expose companies involved in electronic commerce, to increased liability, which could limit the growth of electronic commerce generally.

SECURITY RISKS OF ELECTRONIC COMMERCE MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES

     A fundamental requirement to conduct Internet-based electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches of our customers' networks, or well publicized security breaches affecting the Internet in general, could significantly harm our business. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach of the security measures of our products and services or our iNiku business website. Anyone who is able to circumvent our security measures could misappropriate proprietary, confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information.

NEW TAX TREATMENT OF COMPANIES ENGAGED IN INTERNET COMMERCE MAY ADVERSELY AFFECT THE INTERNET INDUSTRY

     Tax authorities on the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject companies engaged in electronic commerce to additional state sales, income and other taxes. A recently passed federal law places a temporary moratorium on certain types of taxation on electronic commerce. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet; although, if imposed, these taxes would likely increase our cost of doing business.

                         RISK RELATED TO THIS OFFERING

OUR OFFICERS, DIRECTORS AND OTHER EXISTING STOCKHOLDERS WILL OWN APPROXIMATELY 59% OF OUR VOTING STOCK AFTER THIS OFFERING AND WILL BE ABLE TO CONTROL US

     As of January 29, 2000, our officers, directors and 5% or greater stockholders beneficially owned or controlled, directly or indirectly, 40,998,318 shares of our capital stock, which in the aggregate represented approximately 67.2% of the outstanding shares of our common stock on an as converted to common stock basis. After this offering and assuming no additional issuances of common stock, our officers, directors and 5% or greater stockholders will beneficially own or control, directly or indirectly, approximately 59.4% of the outstanding shares of our common stock. As a result, if these persons act together, they will have the ability to influence all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This ability to exercise influence over all matters requiring stockholder approval could prevent or significantly delay another company or person from acquiring or merging with us.

THE MARKET PRICE FOR OUR COMMON STOCK, LIKE OTHER TECHNOLOGY STOCKS, MIGHT BE VOLATILE AND COULD RESULT IN A DECLINE IN THE VALUE OF YOUR INVESTMENT

     We believe that the market price of our common stock, like other early-stage Internet-related companies, could be volatile. The value of your investment in our common stock could decline due to the impact of any of the following factors upon the market price of our common stock:

     - variations in our quarterly operating results;

     - announcements of new product or service offerings by us or our competitors;

     - announcement of new customer relationships by us or our competitors;

     - changes in market valuations of Internet-related companies;

     - additions to, or departures of, our executive officers; and

     - conditions and trends in the Internet and electronic commerce industries.

     Further, the stock markets, particularly the Nasdaq National Market on which we have applied to have our common stock listed, have experienced substantial price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of many technology and Internet-related companies and have often been unrelated or disproportionate to the operating performance of those companies. The trading prices of many technology companies' stocks are at or near historical highs. These high trading prices may not be sustained.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE

     Sales of a large number of shares of our common stock in the market after this offering, or the belief that these sales could occur, could cause a drop in the market price of our common stock. Upon completion of this offering, we will have outstanding 69,044,235 shares of common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless the shares are purchased by our "affiliates," as that term is defined under the Securities Act. The remaining 61,044,235 shares of common stock outstanding upon completion of this offering will be "restricted securities," as that term is defined under Rule 144 of the Securities Act. Of these shares:

     - 40,722,293 shares will become eligible for resale beginning 180 days after the date of this prospectus, as a result of the expiration of lock-up agreements with the underwriters that prohibit the sale of these shares;

     - 8,356,137 shares will become freely tradeable after November 17, 2000;

     - 8,289,236 shares will become freely tradeable after December 8, 2000;

     - 167,384 shares will be freely tradeable after January 31, 2001;

     - 64,930 shares will be freely tradeable after February 24, 2001;

     - 2,245,643 shares will be freely tradeable after June 8, 2001; and

     - 1,198,612 shares will be freely tradeable after that date.

However, the underwriters have the right to waive these lock-up restrictions prior to the end of the 180-day period. In addition, the underwriters have the right to waive lock-up restrictions on the sale of newly issued shares by us. The waiver of restrictions is solely at the discretion of the underwriters and no specific criteria determine the timing of a waiver or the number of shares released from lock-up. The shares subject to lock-up may therefore be available for sale at any time. See "Shares Eligible For Future Sale."

PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD DELAY OR PREVENT A TAKEOVER OF US, EVEN IF DOING SO WOULD BENEFIT OUR STOCKHOLDERS

     Provisions of Delaware law, our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. These provisions include:

     - authorizing the issuance of preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three year terms;

     - prohibiting cumulative voting in the election of directors;

     - requiring two-thirds of the outstanding shares to approve amendments to some provisions of our certificate of incorporation and bylaws;

     - requiring a majority of the stockholders to call stockholders meetings;
       and

     - prohibiting stockholder actions by written consent.

NEW INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION FROM THIS OFFERING

     We expect that the initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, investors purchasing stock in this offering will experience an immediate dilution in the net tangible book value of the common stock of $17.49 per share, based on the number of outstanding shares as of October 31, 1999, assuming conversion of all outstanding shares of our preferred stock into our common stock, and an assumed initial public offering price of $21.00 per share. On a pro forma basis, after taking into account our acquisitions of Proamics and Legal Anywhere, investors purchasing stock in this offering will experience an immediate dilution in the net tangible book value of the common stock of $18.08 per share. In the past, we issued options to acquire our common stock at prices significantly below the initial offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

MANAGEMENT DOES NOT HAVE A SPECIFIC PLAN FOR USING THE PROCEEDS OF THIS OFFERING AND MIGHT APPLY THE NET PROCEEDS FROM THIS OFFERING TO USES THAT DO NOT INCREASE OUR OPERATING RESULTS OR MARKET VALUE

     The net proceeds from the sale of our common stock in this offering will be added to our general working capital. We intend to spend at least $70.0 million in the current fiscal year for general and administrative expenses, sales and marketing expenses and research and development activities. We anticipate that we will fund these activities from our existing cash, which was approximately $19.3 million at October 31, 1999, the approximately $39.9 million of proceeds from our November 1999 preferred stock financing and proceeds from this offering. Assuming an initial public offering price of $21.00 per share, we expect that we will have net proceeds of approximately $155.2 million from this offering. Despite our current estimates, the actual allocations of our proceeds could change significantly in the future. Therefore, we cannot specify with certainty how we will use these proceeds. Consequently, our management will have broad discretion with respect to the application of the proceeds from this offering, and you will not have the opportunity, as part of your investment in our common stock, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Pending application of the proceeds, they might be placed in investments that do not produce income or that lose value.

INVESTORS SHOULD NOT EXPECT TO RECEIVE DIVIDENDS

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan agreements prohibit us from paying cash dividends without the consent of our lenders. Therefore, investors should not expect us to declare dividends on our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 8,000,000 shares of common stock that we are offering will be approximately $155.2 million, at an assumed initial public offering price of $21.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $178.7 million.

     The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to enhance our ability to acquire other businesses, products or technologies and to facilitate future access to public equity markets. We intend to use the net proceeds of this offering, together with our cash on hand and the approximately $39.9 million of proceeds from our November 1999 preferred stock financing, to fund our operations, including at least $10.0 million for general and administrative expenses, primarily to support increased personnel, $40.0 million for sales and marketing, primarily to support increased personnel and promotional activities, and $20.0 million for research and development activities, primarily to support increased personnel. We anticipate that the remainder of the proceeds will be used for working capital purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our business. We currently have no commitments or agreements with respect to any future acquisitions or investments. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. Pending our use of the net proceeds, we intend to invest them in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan agreements prohibit us from paying cash dividends without the consent of the lenders.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of October 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect (1) the issuance of 3,501,938 shares of our common stock and 6,491,203 shares of our Series D preferred stock in connection with our acquisition of Proamics in December 1999, (2) the sale of 7,998,012 shares of our Series D preferred stock in November 1999 for aggregate proceeds of approximately $39.9 million and (3) the issuance of 853,689 shares of our common stock in connection with our acquisition of Legal Anywhere; and

     - on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of our preferred stock into our common stock upon the closing of this offering and the sale of our common stock in this offering, at an assumed initial public offering price of $21.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.


                                                                    AS OF OCTOBER 31, 1999
                                                              -----------------------------------
                                                                            PRO        PRO FORMA
                                                               ACTUAL      FORMA      AS ADJUSTED
                                                              --------    --------    -----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of long-term obligations....................  $  5,502    $  6,388     $  6,388
                                                              ========    ========     ========
Long-term obligations, less current portion.................  $    968    $  3,341     $  3,341
                                                              --------    --------     --------
Redeemable convertible preferred stock and warrants, $0.0001 par value, 34,272,843 shares authorized, 33,130,282 shares issued and outstanding, actual; 51,910,282 shares
  authorized, 47,619,497 shares issued and outstanding, pro
  forma; no shares authorized, issued or outstanding, pro
  forma as adjusted.........................................    28,580     100,966           --
                                                              --------    --------     --------
Stockholders' equity (deficit):
  Preferred stock, $0.0001 par value; no shares authorized,
    issued or outstanding, actual and pro forma; 10,000,000
    shares authorized no shares issued or outstanding, pro
    forma as adjusted.......................................        --          --           --
  Common stock, $0.0001 par value; 50,000,000 shares
    authorized, 7,106,118 shares issued and outstanding,
    actual; 100,000,000 shares authorized, 11,461,745 shares
    issued and outstanding, pro forma; 250,000,000 shares
    authorized, 67,081,242 shares issued and outstanding,
    pro forma as adjusted...................................         1           1            7
  Additional paid-in capital................................    10,100      48,137      304,337
  Treasury stock............................................       (30)        (30)         (30)
  Deferred stock-based compensation.........................    (7,238)     (7,238)      (7,238)
  Notes receivable from stockholders........................      (108)       (108)        (108)
  Accumulated deficit.......................................   (16,553)    (16,553)     (16,553)
                                                              --------    --------     --------
         Total stockholders' equity (deficit)...............   (13,828)     24,209      280,415
                                                              --------    --------     --------
         Total capitalization...............................  $ 15,720    $128,516     $283,756
                                                              ========    ========     ========


     The share numbers above exclude:

     - 3,629,127 shares of our common stock subject to options outstanding under our 1998 Stock Plan as of October 31, 1999, at a weighted average exercise price of $0.26 per share;

     - 2,302,250 shares of our common stock available for future grant under our 1998 Stock Plan as of October 31, 1999;

     - 6,000,000 shares of our common stock to be available for future grant under our 2000 Equity Incentive Plan and 1,000,000 shares of our common stock to be available for future grant under our 2000 Employee Stock Purchase Plan; and

     - 630,000 shares of our Series B preferred stock issuable upon the exercise of outstanding warrants as of October 31, 1999, at a weighted average exercise price of $0.75 per share.

     Subsequent to October 31, 1999 and through January 29, 2000, we granted options to purchase 1,604,960 shares of our common stock under our 1998 Stock Plan at a weighted average exercise price of $2.61 per share, issued 362,693 shares of our common stock pursuant to exercise of options and grants of restricted shares under our 1998 Stock Plan, and cancelled options to purchase 95,580 shares of our common stock under the 1998 Stock Plan and issued 1,600,000 shares of our common stock to employees under stock purchase agreements at a weighted average purchase price of $1.00 per share. In connection with our acquisition of Legal Anywhere, we assumed options to purchase shares of Legal Anywhere common stock which represent options to purchase 141,282 shares of our common stock.

     You should read this table together with "Management -- Director Compensation," "-- Employee Benefit Plans," "Description of Capital Stock," "Certain Transactions" and notes 6 and 9 of the notes to our consolidated financial statements.

                                    DILUTION

     Our pro forma net tangible book value as of October 31, 1999 was $13.9 million or approximately $0.35 per share, assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock. Pro forma net tangible book value per share is determined by dividing the pro forma number of outstanding shares of our common stock into our net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the receipt of the estimated net proceeds from this offering, based upon an assumed initial public offering price of $21.00 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of October 31, 1999 would have been approximately $169.2 million, or $3.51 per share. This represents an immediate increase in pro forma net tangible book value of $3.16 per share to existing stockholders and an immediate dilution in net tangible book value of $17.49 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............          $21.00
                                                                      ------
Pro forma net tangible book value per share as of October
  31, 1999..................................................  $0.35
                                                              -----
Increase per share attributable to new investors............   3.16
                                                              -----
Pro forma net tangible book value per share after
  offering..................................................            3.51
                                                                      ------
Dilution per share to new investors.........................          $17.49
                                                                      ======

     If the acquisitions of Proamics and Legal Anywhere had occurred as of October 31, 1999, our pro forma net tangible book value at that date would have been $17.6 million, or $0.34 per share. After giving effect to the receipt of the estimated net proceeds of this offering, our pro forma net tangible book value would be approximately $172.8 million, or $2.92 per share. This would represent an immediate increase in pro forma net tangible book value per share of $2.58 per share to existing stockholders and an immediate dilution in net tangible book value of $18.08 per share to new investors.

     The following table summarizes as of October 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering, before deducting the estimated underwriting discounts and commissions and our estimated offering expenses:

                                               SHARES PURCHASED        TOTAL CONSIDERATION
                                             ---------------------   -----------------------
                                               NUMBER      PERCENT      AMOUNT       PERCENT
                                             ----------    -------   ------------    -------
Existing stockholders......................  40,236,400      83.4%   $ 28,775,000      14.6%
New investors..............................   8,000,000      16.6     168,000,000      85.4
                                             ----------     -----    ------------     -----
Total......................................  48,236,400     100.0%   $196,775,000     100.0%
                                             ==========     =====    ============     =====

     In November 1999, we sold 7,998,012 shares of our Series D preferred stock for aggregate proceeds of approximately $39.9 million, or a purchase price of approximately $5.00 per share. In December 1999, in connection with our acquisition of Proamics, we issued 3,501,938 shares of our common stock and 6,491,203 shares of our Series D preferred stock in exchange for all of the outstanding capital stock of Proamics. In January 2000, in connection with our acquisition of Legal Anywhere, we issued 853,689 shares of our common stock in exchange for all of the outstanding capital stock of Legal Anywhere and assumed options which are exercisable for 141,282 shares of our common stock.

     As of October 31, 1999, there were options outstanding to purchase a total of 3,629,127 shares of our common stock at a weighted average exercise price of $0.26 per share, and warrants outstanding to purchase a total of 630,000 shares of our Series B preferred stock at a weighted average exercise price of $0.75 per share. Subsequent to October 31, 1999 and through January 29, 2000, we granted options to purchase 1,604,960 shares of our common stock under our 1998 Stock Plan at a weighted average exercise price of $2.61 per share and issued 1,600,000 shares of our common stock to employees under stock purchase agreements at a weighted average purchase price of $1.00 per share. To the extent that any options or warrants are exercised, there will be further dilution to new public investors. See "Capitalization," "Management -- Employee Benefit Plans," "Description of Capital Stock," "Certain Transactions" and notes 6 and 9 of the notes to our financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for the year ended January 31, 1999, and the nine months ended October 31, 1999, and the balance sheet data as of January 31, 1999 and October 31, 1999, are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent auditors. The unaudited statement of operations data for the nine months ended October 31, 1998, is derived from unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Niku's operations for the period from January 8, 1998 (inception) through January 31, 1998, were not significant and are included in Niku's results of operations for the year ended January 31, 1999, and nine months ended October 31, 1998.

     The historical results are not necessarily indicative of results to be expected in any future period and results for the nine months ended October 31, 1999 are not necessarily indicative of results to be expected for the full fiscal year.

     The unaudited pro forma combined condensed statement of operations data presents our consolidated statement of operations for the fiscal year ended January 31, 1999, combined with the consolidated statement of operations of Proamics and the statement of operations of Legal Anywhere for the year ended December 31, 1998, and our consolidated statement of operations for the nine months ended October 31, 1999, combined with the consolidated statement of operations for Proamics and the statement of operations for Legal Anywhere for the nine months ended September 30, 1999, giving effect to our acquisitions of Proamics and Legal Anywhere as if they had occurred on February 1, 1998. The unaudited pro forma combined condensed balance sheet data gives effect to the acquisitions as if the transactions occurred on October 31, 1999, and combines our consolidated balance sheet as of October 31, 1999, with the consolidated balance sheet of Proamics and the balance sheet of Legal Anywhere as of September 30, 1999, and gives effect to the sale of our Series D preferred stock as if the sale had occurred on October 31, 1999.

     The unaudited pro forma combined condensed information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies.

     The pro forma adjustments are preliminary and based on management's estimates of the value of the tangible and intangible assets acquired. The actual adjustments may differ materially from those presented in these pro forma financial statements.

                                                                                                  PRO FORMA
                                                                                          -------------------------
                                                         YEAR        NINE MONTHS ENDED                  NINE MONTHS
                                                         ENDED          OCTOBER 31,       YEAR ENDED       ENDED
                                                      JANUARY 31,   -------------------   JANUARY 31,   OCTOBER 31,
                                                         1999        1998        1999        1999          1999
                                                      -----------   -------    --------   -----------   -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  License...........................................    $    --     $    --    $  1,962    $  3,198      $  4,576
  Services..........................................         15          --       1,014       7,735         7,756
                                                        -------     -------    --------    --------      --------
        Total revenues..............................         15          --       2,976      10,933        12,332
                                                        -------     -------    --------    --------      --------
Cost of revenues....................................          4          --         603       5,161         6,045
                                                        -------     -------    --------    --------      --------
Gross profit........................................         11          --       2,373       5,772         6,287
Operating expenses:
  Research and development..........................      1,610         849       6,062       3,050         8,367
  Sales and marketing...............................        290          75       5,983       2,978         9,417
  General and administrative........................        996         720       1,837       3,409         4,313
  Stock-based compensation..........................        245          77       2,018         245         2,074
  Amortization of goodwill and other intangible
    assets..........................................         20          --         184      19,069        14,471
                                                        -------     -------    --------    --------      --------
        Total operating expenses....................      3,161       1,721      16,084      28,751        38,642
                                                        -------     -------    --------    --------      --------
    Operating loss..................................     (3,150)     (1,721)    (13,711)    (22,979)      (32,355)
Interest and other..................................        130          56         178        (361)          (18)
                                                        -------     -------    --------    --------      --------
Loss before extraordinary gain......................    $(3,020)    $(1,665)   $(13,533)    (23,340)      (32,373)
                                                        =======     =======    ========    ========      ========
Basic and diluted net loss before extraordinary gain
  per share.........................................    $ (0.62)    $ (0.35)   $  (2.31)   $  (1.48)     $  (1.94)
                                                        =======     =======    ========    ========      ========
Shares used in computing basic and diluted net loss
  before extraordinary gain per share...............      4,882       4,800       5,871      15,729        16,718
                                                        =======     =======    ========    ========      ========



                                                                                               PRO FORMA
                                                                                                 AS OF
                                                              JANUARY 31,    OCTOBER 31,      OCTOBER 31,
                                                                 1999            1999             1999
                                                              -----------   --------------   --------------
                                                                             (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........    $ 5,147        $ 19,329         $ 63,323
Working capital.............................................      4,786          10,323           53,619
Total assets................................................      6,555          28,738          146,300
Long-term obligations, less current portion.................         --             968            3,341
Redeemable convertible preferred stock......................      8,259          28,580          100,966
Accumulated deficit.........................................     (3,020)        (16,553)         (16,553)
Total stockholders' equity (deficit)........................     (2,363)        (13,828)          24,209


     Pro forma net loss for the nine months ended October 31, 1999 excludes an extraordinary gain on early extinguishment of long-term debt of $2.4 million recorded by Proamics.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations together with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We provide Internet software products and an online marketplace for the sourcing management and delivery of professional services. Our principal products are eNiku, xNiku and iNiku. We commenced operations in January 1998. From January 1998 through November 1998, we were in the development stage, conducting research and developing our initial products. In December 1998, we began offering our Internet software products and related services and currently offer them in the United States and, to a lesser extent, in Europe and the Asia-Pacific region. We currently market our products primarily through our direct sales force and other channels, such as resellers. In November 1999, we introduced the most recent version of our iNiku website. In December 1999, we acquired Proamics, a provider of project accounting, time-and-expense and billing software for the professional services industry. In January 2000, we acquired Legal Anywhere, a provider of Internet collaboration software for the legal profession.

OUR HISTORY OF LOSSES

     Although our revenues have increased from quarter to quarter, we incurred significant costs to develop our technology and products and to recruit and train personnel for our engineering, sales, marketing, professional services and administrative organizations. As a result, we incurred net losses for the nine months ended October 31, 1999 and for the year ended January 31, 1999 of $13.5 million and $3.0 million. We expect to incur net losses in the foreseeable future. As of October 31, 1999, we had an accumulated deficit of $16.6 million. We believe our success is contingent on increasing our customer base, on continuing to develop our eNiku, xNiku and iNiku products, related services and the Niku Services Marketplace and on expanding our market presence into new professional services industries. We intend to continue to invest heavily in sales, marketing and research and development. We also expect to incur substantial non-cash charges relating to the amortization of goodwill and other intangible assets and stock-based compensation.


     Pro forma amortization of the October 31, 1999 balance of goodwill and other intangible assets will result in pro forma expense totaling approximately $2.1 million for the three months ending January 29, 2000, $19.3 million for the 2001 fiscal year, $19.3 million for the 2002 fiscal year, $18.0 million for the 2003 fiscal year, $5.5 million for the 2004 fiscal year and $4.2 million for the 2005 fiscal year. We expect to record approximately $40.6 million of additional deferred stock-based compensation related to stock options granted between November 1, 1999 and February 21, 2000. Amortization of total deferred stock compensation recorded through February 21, 2000, will result in pro forma expense totaling approximately $6.3 million for the three months ending January 29, 2000, $26.0 million for the 2001 fiscal year, $10.1 million for the 2002 fiscal year, $4.3 million for the 2003 fiscal year, and $1.1 million for the 2004 fiscal year. Due to these and other factors, we expect to continue to incur substantial operating losses for the foreseeable future.


SOURCES OF REVENUES AND REVENUE RECOGNITION POLICY

     Through October 31, 1999, our revenues were principally derived from the sale of licenses of our Internet software products, the provision of maintenance and support and the delivery of implementation consulting services. In the future we intend to pursue revenues from a third source -- our iNiku website and the Niku Services Marketplace.

     Customers who license eNiku receive a per seat, or user, license and all of the applicable modules and adapters to interface with existing enterprise systems. License fees are generally based upon the number of seats licensed by the customer. Customers may also license eNiku under a server capacity license, the fee for which is based upon the customer's estimated annual volume of users or "billable consultants" requiring access to the applications. Capacity or "site" licensing allows customers to scale the total cost of eNiku to their initial estimated volume requirements and they can purchase additional capacity.

     Customers who license our Internet software products generally enter into maintenance and support agreements which allow for application version upgrades and technical support for a stated term of generally one year. Customers may purchase implementation services from us or from third-party consulting organizations. In the future, we expect to rely in significant part on third-party consulting organizations to deliver these services. We also offer fee-based training to our customers. Currently, our standard iNiku website offering is available to users free of charge.

     We have adopted the provisions of Statement of Position, or SOP No. 97-2 Software Revenue Recognition, as amended by SOP No. 98-9, modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenue recognized from multiple-element software arrangements are allocated to each element of the arrangement based on fair values of the elements, such as software products, maintenance and support and consulting services. The determination of fair value is based on objective evidence which is specific to us.

     We recognize license revenues when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant company obligations with regard to installation or implementation of the software remain, the fee is fixed or determinable and collectibility is probable. We consider all arrangements with payment terms extending beyond three months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. As payments become due from the customer, the initial amounts are first allocated to deferred revenue elements such as maintenance and support and consulting services. If collectibility is not considered probable, revenue is recognized when the fee is collected. Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the agreement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. Maintenance and support revenue is deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

REVENUE RECOGNITION FOR NONMONETARY EXCHANGES AND TRANSACTIONS WITH NIKU
PARTNERS

     We have entered into a number of customer agreements involving the licensing of our products and services to companies from whom we have purchased products under separate agreements. Although these transactions are governed by individual and distinct contracts, some are viewed as "nonmonetary" for accounting purposes. For the nine months ended October 31, 1999, approximately $1.4 million of our total revenues derived from these types of transactions were considered to be nonmonetary.

     We recognize revenue for arrangements involving nonmonetary exchanges of our products for customer products or services when the following three conditions have been met: (1) the fair value of the products received is objectively determinable; (2) the product received will not be incorporated into or integrated with our products; and (3) the product received will be used internally by us in a manner consistent with its fair value.

     In addition, members of our Niku Partners Network are also our customers. In most of our Niku Partner alliance arrangements we have committed that these Niku Partners would receive a minimum dollar value of professional services from us. These transactions are classified as either monetary or nonmonetary, depending on the amount of value received by us from the Niku Partner. If the value we receive or pay in the transaction exceeds 25% of the fair value of the exchange with the Niku Partner, the transaction is considered to be monetary, otherwise the transaction is considered to be nonmonetary for accounting purposes. Revenue recognized from monetary transactions is limited at any time to the fair value of the Niku Partner's professional services used by us. Revenue from nonmonetary transactions is recognized when we use the Niku Partner's professional services time for internal use as codevelopment experts in developing future versions of our product functionality. Revenues attributable to monetary transactions with Niku Partners for the nine months ended October 31, 1999, were $436,000 and revenues attributable to nonmonetary transactions with Niku Partners were $138,000.

     We believe that these arrangements have expanded our presence in key markets and have helped us to ensure that consulting organizations are trained, experienced and available to perform implementation work at our customers' sites and offer our products for resale. We intend to enter into these types of relationships in the future, although we anticipate that revenues related to these relationships will decline as a percentage of our total revenues. Please see note 1 of our notes to our consolidated financial statements for a description of the nature of these contracts and our related revenue recognition accounting policies.

DEFERRED REVENUES

     Deferred revenues include amounts billed to customers for which revenues have not been recognized which generally results from the following: (1) deferred maintenance and support; (2) consulting services not yet rendered; (3) amounts billed to third parties for products not yet sold through to end-user customers; (4) amounts billed to customers with extended payments terms which are not yet due; and (5) amounts billed under monetary Niku Partner customer arrangements in excess of Niku Partner professional services used by us. Of our $1.9 million of deferred revenues as of October 31, 1999, $342,000, was attributable to nonmonetary transactions with our customers within the categories described above.

COST OF REVENUES

     Our cost of revenues includes costs of our license revenues and costs of our services revenues. Our cost of license revenues includes royalties due to third parties for technology products integrated into our software products, the cost of manuals and product documentation, production media and shipping costs. Our cost of service revenues include salaries and related expenses for our customer support, implementation and training organizations, as well as the costs of third parties contracted to provide consulting services to our customers. Because our cost of service revenues is greater than cost of license revenues, cost of revenues may fluctuate based on the mix of products and services sold.

OPERATING EXPENSES

     Our operating expenses are classified into three general operational categories: sales and marketing, research and development and general and administrative. In addition, our operating expenses include two non-cash categories: stock-based compensation and amortization of goodwill and other intangible assets. We classify all charges to the sales and marketing, research and development and general and administrative expense categories based on the nature of the expenditures. Although each of these three categories includes expenses that are unique to the category type, there are commonly recurring expenditures that are typically included in these categories, such as salaries, employee benefits, sales commissions, travel and entertainment costs, allocated communication, rent and facilities costs, and third party professional service fees. The sales and marketing category of operating expenses also includes expenditures specific to the marketing group such as public relations and advertising, trade shows and marketing collateral materials.

     We allocate the total cost of overhead and facilities to each of the functional areas that use overhead and facilities based upon their respective headcount. These allocated charges include facility rent for the corporate office, communications charges and depreciation expense for office furniture and equipment.

     In connection with the granting of stock options to, and restricted stock purchases by, our employees through October 31, 1999, we recorded deferred stock-based compensation totaling approximately $9.3 million. This amount represents the difference between the exercise or purchase price, as applicable, and the deemed fair value of our common stock for accounting purposes on the date these stock options were granted or purchase agreements were signed. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options consistent with the method described in Financial Accounting Standards Board Interpretation No. 28. The stock options and restricted stock purchases generally vest at a rate of 25% upon the first anniversary of the option grant date or restricted stock purchase date and 2.083% each month thereafter for three years. We expect to record additional substantial stock-based compensation for stock options granted subsequent to October 31, 1999. Amortization of the October 31, 1999 balance of deferred stock-based compensation will result in charges to operations of $1.3 million, $3.7 million, $1.5 million, $613,000 and $75,000 for the three months ending January 29, 2000 and for fiscal years 2001, 2002, 2003 and 2004, respectively.

ACQUISITION OF ALYANZA, PROAMICS AND LEGAL ANYWHERE

     In December 1998, we completed the acquisition of Alyanza, a privately held software company in San Diego, California. We issued 525,000 shares of common stock and paid $135,000 in cash for all of Alyanza's outstanding capital stock. The transaction was accounted for as a purchase. The purchase price of approximately $735,000 is being amortized over a three year period as amortization of goodwill and other intangible assets.

     In connection with our acquisition of Proamics in December 1999, we acquired all of the outstanding capital stock of Proamics in exchange for 3,501,938 shares of our common stock and 6,491,203 shares of our Series D preferred stock. In addition, subsequent to the transaction, we issued options to purchase 1,040,160 shares of our common stock to the former employees of Proamics who became our employees. Our acquisition of Proamics will be accounted for as a purchase. Of the approximately $50.5 million purchase price, we expect to record goodwill and other intangible assets of approximately $47.8 million to be amortized over the next three to five years. The acquisition of Proamics may have an adverse effect on our future operating results if we are unable to market our products to Proamics customers or effectively utilize the Proamics professional services consultants.


     In connection with our acquisition of Legal Anywhere in January 2000, we acquired all of the outstanding capital stock of Legal Anywhere in exchange for 853,689 shares of our common stock. In addition, we assumed options to purchase shares of Legal Anywhere common stock which are exercisable for 141,282 shares of our common stock. Our acquisition of Legal Anywhere will be accounted for as a purchase. Of the approximately $21.0 million purchase price, we expect to record goodwill and other intangible assets of approximately $20.0 million to be amortized over the next three years.


MANAGEMENT OF GROWTH

     We had approximately 400 full-time employees as of January 29, 2000, as compared to less than 50 employees at January 31, 1999. We also intend to hire a significant number of employees in the future. This expansion places significant demands on our management and operational resources. To manage this rapid growth, we must invest in scalable operational systems, procedures and controls. We must also be able to recruit qualified candidates to manage our expanding operations. We expect future expansion to continue to challenge our ability to hire, train, manage and retain our employees. Additional personnel will increase our operating expenses in the foreseeable future.

LIMITED OPERATING HISTORY

     Our limited operating history makes the prediction of future operating results very difficult. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early state of development, particularly companies in new and rapidly evolving markets, such as the Internet and Internet software. We may not be successful in addressing these risks and difficulties. Although we have experienced significant growth in revenues in recent periods, we do not believe that prior growth rates are sustainable or indicative of our future operating results.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED OCTOBER 31, 1998 AND 1999

REVENUES

     License. Our license revenues increased from no revenues for the period ended October 31, 1998 to $2.0 million for the nine months ended October 31, 1999. This increase is attributable to an increase in sales to new customers resulting from increased headcount in our sales force and, to a lesser extent, the commencement of international operations. Sales to new customers accounted for all of the license revenues, of which international operations accounted for $20,000 for the nine months ended October 31, 1999. Pro forma license revenues were $4.6 million for the nine months ended October 31, 1999, which primarily consist of sales to the Proamics' customers. We do not intend to separately market the Proamics product line in the future. Although we plan to market Niku products to Proamics customers incorporating functionality contained in Proamics products, we do not know whether any of these customers will purchase Niku products. Therefore, prior levels of Proamics software license revenues are not necessarily indicative of our future results.

     Services. Our services revenues increased from no revenues for the period ended October 31, 1998 to $1.0 million for the nine months ended October 31, 1999. This increase is attributable to the increased activity described above, which resulted in increased revenues from customer implementations and maintenance contracts. Pro forma services revenues were $7.8 million for the nine months ended October 31, 1999, which included Proamics' services revenues derived from installation, implementation and customization work for its license customers. Although we plan to deploy Proamics services personnel on new Niku installations, implementation and customization engagements, we do not know whether we will be able to offset an expected decline in services revenues derived from existing Proamics customers in the future.

     During the nine months ended October 31, 1999, Sybase accounted for 22%, USi accounted for 18% and SalesLogix accounted for 10% of total revenues. One of our directors is a director of USi and a second director is an officer and director of Sybase.

COST OF REVENUES

     Cost of revenues increased from no cost of revenues for the period ended October 31, 1998 to $603,000 for the nine months ended October 31, 1999. This increase in the cost of revenues is primarily attributable to royalty agreements for technology incorporated into our products and the cost of manuals, media, product documentation and shipping costs related to product sales to new customers as well as the shipment of product updates to existing customers. We recorded cost of license revenues of $174,000 for the nine months ended October 31, 1999. Additionally, included in these costs are costs of services associated with implementation, training and technical support personnel, which increased from two people at January 31, 1999 to 13 people at October 31, 1999. We recorded cost of service revenues of

$429,000 for the nine months ended October 31, 1999. Pro forma cost of revenues was $6.0 million for the nine months ended October 31, 1999 which includes Proamics' costs of packaging, distribution and third-party royalties related to product sales to customers. Additionally, included in the pro forma costs are costs associated with Proamics' implementation, training and technical support personnel, which included 50 people as of October 31, 1999. We anticipate that the cost of revenues will increase in future periods, primarily as a result of the addition of Proamics services personnel.

GROSS PROFIT

     We had no revenues, cost of revenues or gross profit for the period ended October 31, 1998. Our gross profit was $2.4 million for the nine months ended October 31, 1999 primarily due to the incremental amounts of revenues that we recognized in each quarter. Gross profit margin was 79.7% for the nine months ended October 31, 1999. Pro forma gross profit was $6.3 million for the nine months ended October 31, 1999 which includes Proamics' gross margins derived from sales of Proamics software licenses and delivery of services. We expect that our gross margins will decline at least in the near term as a result of the addition of services personnel from Proamics. Pro forma gross profit margin was 51.0%, largely influenced by the relatively high mix of Proamics services.

OPERATING EXPENSES

     Research and development. Research and development expenses increased from $849,000 for the period ended October 31, 1998 to $6.1 million for the nine months ended October 31, 1999. This increase is primarily attributable to an increase in the number of research and development personnel. Headcount increased from 23 as of January 31, 1999 to 71 as of October 31, 1999. To date, all software development costs have been expensed in the period incurred. Pro forma research and development expenses were $8.4 million for the nine months ended October 31, 1999. We believe that continued investment in research and development is critical to attaining our strategic objectives, and we anticipate that research and development expenses will continue to increase in absolute dollars due to our internal product development efforts and the addition of 29 Proamics research and development personnel. We do not anticipate developing separate new or enhanced versions of Proamics products, and therefore, we expect these personnel to be deployed in development activities for Niku products.

     Sales and marketing. Sales and marketing expenses increased from $75,000 for the period ended October 31, 1998 to $6.0 million for the nine months ended October 31, 1999. This increase primarily resulted from the addition of personnel in our sales and marketing departments, and related costs, such as increased sales commissions. Pro forma sales and marketing expenses were $9.4 million for the nine months ended October 31, 1999. We anticipate that these sales and marketing expenses will increase in absolute dollar amounts in future periods as we continue to expand our sales and marketing efforts. We added approximately 30 Proamics sales and marketing personnel. Other than the costs associated with this increase in personnel and costs associated with marketing Niku products to Proamics customers, we do not expect to incur significant additional sales and marketing expenses as a result of the Proamics acquisition, as we do not intend to market Proamics' product line separately.

     General and administrative. General and administrative expenses increased from $720,000 for the period ended October 31, 1998 to $1.8 million for the nine months ended October 31, 1999. This increase is attributable to an increase in the number of administrative and professional services fees, and to a lesser extent, communications costs, particularly to our remote offices and facility costs. The number of employees engaged in general and administrative functions increased from 7 as of January 31, 1999 to approximately 30 as of October 31, 1999. Pro forma general and administrative expenses were $4.3 million for the nine months ended October 31, 1999. We expect general and administrative expenses to increase in absolute dollars as we add personnel to support the expansion of our operations, incur additional expenses related to the anticipated growth of our business, and assume the responsibilities of a public company. We also added approximately 10 Proamics administrative personnel, which will contribute to our future general and administrative expenses.


     Stock-based compensation. During the nine months ended October 31, 1999, we recorded approximately $2.0 million of stock-based compensation amortization expense, representing $17,000 cost of revenues, $597,000 research and development, $1.1 million sales and marketing and $264,000 general and administrative expenses. During the nine month period ended October 31, 1998, we recorded $77,000 of stock-based compensation amortization expense. Amortization of the October 31, 1999 balance of deferred stock-based compensation for the three months ending January 29, 2000, and for the fiscal years 2001, 2002, 2003 and 2004 will be approximately $1.3 million, $3.7 million, $1.5 million, $613,000 and $75,000, respectively. We expect to record approximately $40.6 million of additional deferred stock-based compensation related to stock options granted between November 1, 1999 and February 21, 2000, that will result in additional amortization of deferred stock compensation of approximately $5.0 million for the three months ending January 29, 2000, $22.3 million for the 2001 fiscal year, $8.6 million for the 2002 fiscal year, $3.7 million for the 2003 fiscal year, and $1.0 million for the 2004 fiscal year.



     Amortization of goodwill and other intangible assets. Amortization of goodwill and other intangible assets was zero for the period ended October 31, 1998 and $184,000 for the nine months ended October 31, 1999. Pro forma amortization of goodwill and other intangible assets as of October 31, 1999, including amounts from the Proamics and Legal Anywhere acquisitions, will result in pro forma expense totaling approximately $2.1 million, $19.3 million, $19.3 million, $18.0 million, $5.5 million and $4.2 million, for the three months ending January 29, 2000, and the fiscal years 2001, 2002, 2003, 2004 and 2005, respectively.


INTEREST AND OTHER

     Interest and other consists of interest income, interest expense and other non-operating expenses. Interest and other increased from $56,000 for the period ended October 31, 1998 to $178,000 for the nine months ended October 31, 1999. This increase is attributable primarily to interest income from average invested cash proceeds from financing activities, partially offset by interest expense related to equipment loans and subordinated debt, the proceeds of which were used to purchase computer equipment and office furniture and equipment.

NET LOSSES

     Net losses were $1.7 million and $13.5 million for the nine months ended October 31, 1998 and 1999, respectively. Our losses are a result of costs incurred to develop our technology, our products and iNiku website and to recruit and train personnel for our engineering, sales, marketing, professional services and administrative organizations. We expect to incur net losses in the foreseeable future.

                        QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth consolidated statement of operations data for each of the three quarters in the period ended October 31, 1999. This information has been derived from our unaudited consolidated financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. In addition, this information does not give effect to our acquisitions of Proamics or Legal Anywhere, which are expected to affect our future operating results. You should read this information in conjunction with our annual audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We have experienced and expect to continue to experience fluctuations in operating results from quarter to quarter. We incurred net losses in each of the last three quarters and expect to continue to incur losses in the foreseeable future. You should not draw any conclusions about our future results from the results of operations for any quarter, as quarterly results are not indicative of the results for a full fiscal year or any other period.

                                                                  THREE MONTHS ENDED
                                                         ------------------------------------
                                                         APRIL 30,    JULY 31,    OCTOBER 31,
                                                           1999         1999         1999
                                                         ---------    --------    -----------
                                                                    (IN THOUSANDS)
Revenues:
  License..............................................   $   241     $   355       $ 1,366
  Services.............................................       132         232           650
                                                          -------     -------       -------
     Total revenues....................................       373         587         2,016
Cost of revenues.......................................        89         187           327
                                                          -------     -------       -------
Gross profit...........................................       284         400         1,689
                                                          -------     -------       -------
Operating expense:
  Research and development.............................     1,088       2,226         2,748
  Sales and marketing..................................       808       2,019         3,156
  General and administrative...........................       325         464         1,048
  Stock-based compensation.............................       313         596         1,109
  Amortization of goodwill and other intangible
     assets............................................        61          61            62
                                                          -------     -------       -------
     Total operating expenses..........................     2,595       5,366         8,123
                                                          -------     -------       -------
Operating loss.........................................    (2,311)     (4,966)       (6,434)
Interest and other.....................................       (45)        127            96
                                                          -------     -------       -------
Net loss...............................................   $(2,356)    $(4,839)      $(6,338)
                                                          =======     =======       =======

THREE QUARTERS IN THE PERIOD ENDED OCTOBER 31, 1999

REVENUES

     License. License revenues increased in each of the three quarters in the period ended October 31, 1999. Our sales headcount increased from six at April 30, 1999 to 27 at July 31, 1999, and to 51 at October 31, 1999 which led to the increase in the number of our customers.

     Services. Services revenues increased in each of the three quarters in the period ended October 31, 1999. During this time, we provided implementation services at most of our customer locations. Our services revenues increased as the number of active implementations increased during this three quarter period.

     Revenues from nonmonetary exchanges of our products for customer products or services were $282,000 for the three months ended April 30, 1999, $343,000 for the three months ended July 31, 1999 and $746,000 for the three months ended October 31, 1999.

COST OF REVENUES

     Cost of revenues increased in each of the three quarters in the period ended October 31, 1999. In the three months ended April 30, 1999, we began to hire implementation and technical support personnel. In each subsequent quarter, we hired additional implementation and technical support employees. In the three months ended October 31, 1999, we began to hire training personnel to provide training services to customers and third-party implementation partners. Our implementation, technical support and training personnel increased from two at April 30, 1999 to 15 at July 31, 1999, and to 21 at October 31, 1999.

OPERATING EXPENSES

     Research and development. Research and development expenses increased in each of the three quarters in the period ended October 31, 1999. Personnel expenses, the largest single component of this expense category, increased from $721,000 for the three months ended April 30, 1999 to $1.2 million for the three months ended July 31, 1999, and to $1.5 million for the three months ended October 31, 1999. During this time, we consistently increased our research and development staff to develop subsequent releases of eNiku and to develop the iNiku website. The market for qualified people in the San Francisco Bay Area is competitive and costs associated with hiring and retaining key personnel are high. The increased number of personnel and the increased cost per person have contributed to the increase in research and development expenses.

     Sales and marketing. Sales and marketing expenses increased in each of the three quarters in the period ended October 31, 1999. This increase is primarily attributable to increased sales compensation, increased marketing expenses, the expansion of regional sales offices and the establishment of international locations. Sales and marketing personnel costs increased from $383,000 for the three months ended April 30, 1999 to $1.3 million for the three months ended July 31, 1999, and to $1.6 million for the three months ended October 31, 1999. Other sales and marketing costs increased primarily from advertising and marketing facilities and travel and entertainment, from $425,000 for the three months ended April 30, 1999 to $719,000 for the three months ended July 31, 1999, and to $1.6 million for the three months ended October 31, 1999.

     General and administrative. General and administrative expenses increased in each of the three quarters in the period ended October 31, 1999 as a result of additional finance, human resource, legal, information technology and administrative professionals required to create the business infrastructure. During this time, general and administrative costs increased from $325,000 for the three months ended April 30, 1999 to $464,000 for the three months ended July 31, 1999, and to $1.0 million for the three months ended October 31, 1999.

     Stock-based compensation. Stock-based compensation was $313,000 for the three months ended April 30, 1999, $596,000 for the three months ended July 31, 1999 and $1.1 million for the three months ended October 31, 1999.

     Amortization of goodwill and other intangible assets. Amortization of goodwill and other intangible assets was $61,000 in each of the three months ended April 30 and July 31, 1999 and $62,000 in the three months ended October 31, 1999.

     Our results of operations could vary significantly from quarter to quarter. We expect to incur significant sales and marketing expenses to promote our brand and our products and services. Therefore, our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter as well as sales and marketing, research and development and other expenses for a particular period. If revenues fall below our expectations, we will not be able to reduce our spending rapidly in response to the shortfall.

     We expect to experience seasonality in the sales of our products and services. Seasonal variations in our sales may lead to fluctuations in our quarterly results. For example, we expect that sales may decline during summer months, particularly in European markets. We also anticipate that sales may be lower in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers as well as due to our sales commission structure. We also anticipate that our sales will have long sales cycles. Therefore, the timing of future customer contracts could be difficult to predict, making it very difficult to predict revenue between quarters and, our operating results may vary significantly.

     Other factors that could affect our quarterly operating results include those described below and elsewhere in this prospectus:

     - our ability to attract new customers, including Proamics customers, and retain current customers which could lead to changes in our revenues;

     - the announcement or introduction of new products or services by us or our competitors which could also lead to changes in our revenues;

     - changes in the pricing of our products and services or those of our competitors;

     - variability in the mix of our products and services revenues in any quarter which could affect our margins; and

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business.

     Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods, our results of operations may be below the expectations of investors. If this occurs, the price of our common stock may decline.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations through private sales of capital stock, with net proceeds of $28.2 million through October 31, 1999, bank loans and equipment leases. As of October 31, 1999, we had $19.3 million in cash, cash equivalents and short-term investments and $10.3 million in working capital. In November 1999, we sold 7,998,012 shares of Series D preferred stock for $5.00 per share for total cash proceeds of approximately $39.9 million.

     Net cash used in operating activities was $2.8 million in the period ended January 31, 1999 and $8.8 million in the nine months ended October 31, 1999. Net cash flows from operating activities in each period reflect increasing net losses and, to a lesser extent, accounts receivable offset in part by increases in accrued compensation and liabilities. Net cash flows from operating activities in the period ended October 31, 1999 reflects $1.4 million of deferred revenue from customers that were not recognized as revenue.

     Net cash used in investing activities was $366,000 in the period ended January 31, 1999 and $5.6 million in the nine months ended October 31, 1999. Cash used in investing activities reflects purchases of property and equipment in each period and purchases of short-term investments in the nine months ended October 31, 1999.

     Capital expenditures were $193,000 in the period ended January 31, 1999 and $2.9 million in the nine months ended October 31, 1999. Our capital expenditures consisted of purchases of operating resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. We expect that our capital expenditures will continue to increase in the future. Since inception, we have generally funded capital expenditures either through the use of working capital or with capital leases.

     Net cash from financing activities was $8.3 million in the period ended January 31, 1999 and $26.4 million in the nine months ended October 31, 1999. These cash flows reflect primarily proceeds from private sales of preferred stock.

     In September 1999, we entered into a loan and security agreement with a bank providing a line of credit of up to $4.0 million. Any borrowings under the line of credit bear interest at the bank's prime lending rate plus 1.0%. As of October 31, 1999, we had borrowed $3.8 million under the line of credit with an interest rate of 8.25% as of October 31, 1999, and $200,000 was available for borrowing. The agreements for these loans contain covenants requiring that we satisfy certain financial ratios and maintain a minimum tangible net worth. As of October 31, 1999, we were in material compliance with these covenants. This loan is secured by our assets.

     In February 1999, we entered into a term loan with another lender, providing us with a bridge loan of up to $3.0 million. Any borrowings under this term loan bear interest at 12.0%. As of October 31, 1999, we had borrowed $2.8 million under this term loan, and $200,000 was available for borrowing. Also in February 1999, we entered into a lease line with the same institution, providing us with an equipment lease line of credit of up to $500,000. Any drawings under this lease line bear interest at 8.0%. As of October 31, 1999, we had leased $345,000 of equipment under this lease line, and $155,000 was available. We issued warrants to purchase shares of our preferred stock to this institution. Using the Black-Scholes methodology, the warrants were valued at $510,000, increasing our effective interest rate by approximately 5%. These loans are secured by our assets.

     As of September 30, 1999 Proamics had debt obligations of approximately $3.2 million. In connection with the acquisition of Proamics, $2.0 million was repaid using Proamics' cash on hand. In addition, as of September 30, 1999, Proamics had $349,000 of reserves for doubtful accounts receivable and as of October 31, 1999, Niku had $100,000 of reserves for doubtful accounts receivable.

     We expect to experience significant growth in our operating expenses, particularly research and development and sales and marketing expenses, for the foreseeable future in order to execute our business plan. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that cash from operations and existing cash will be sufficient to meet our working capital and expense requirements for at least the next 12 months. After that time, we may find it necessary to obtain additional equity or debt financing to fund our working capital and expense requirements. We have no current plans to undertake any future equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders would be reduced. Furthermore, these equity securities may have rights, preferences and privileges senior to our common stock.

YEAR 2000 READINESS

     The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

     Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of lawsuits against other software vendors. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we may be affected by it.

     We designed all of our products to be Year 2000 compliant when configured and used in accordance with related documentation, and provided that the underlying operating system of the host machine and any other software and hardware used with or in the host machine or our products are Year 2000 compliant. Additionally, we have tested Niku products for Year 2000 compliance and determined they are Year 2000 compliant.

     Prior to the acquisitions of Proamics and Legal Anywhere, we determined that Proamics and Legal Anywhere had tested their currently deployed products for Year 2000 compliance. We also

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

obtained representations and warranties from Proamics and Legal Anywhere in the respective merger agreement relating to the Proamics and Legal Anywhere acquisitions.

     We have defined Year 2000 compliant as the ability to:

     - Correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

     - Function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

     - Respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

     - Store and provide output of date information in ways that are unambiguous as to century if that date elements in interfaces and data storage specify the century; and

     - Recognize year 2000 as a leap year;

provided that all other products such as hardware, software and firmware, used with our products properly exchange and recognize date data.

     We have tested software obtained from third parties that is incorporated into our products as to their Year 2000 compliance and to date, we have not experienced any material Year 2000 issues with respect to this software. Despite testing by us and current and potential customers, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors of defects in our products could result in delay of loss of revenues, diversion of development resources, damage to our reputation, increased service and warranty costs, or liability from our customers, any of which could seriously harm our business. Furthermore, our software products either interact with or are integrated into customers' computer systems, which often involve sophisticated hardware and complex software that we cannot guarantee for Year 2000 compliance. Although we have not received any Year 2000-related claims to date, we could face claims based on Year 2000 problems in other companies' products, or issues arising from integration of multiple products within an overall system, even if our products are otherwise Year 2000 compliant.

     We have completed an assessment of our material internal information systems and believe them to be Year 2000 compliant. We have not initiated an assessment of our non-information and technology systems, although we have received a favorable assessment of the Year 2000 compliance of our new headquarters in Redwood City, California. We have completed testing of our information technology systems. To the extent that we have not been able to test the technology provided by third-party vendors, we are seeking assurances from these vendors that their systems are Year 2000 compliant. To date, we have not experienced any material Year 2000 issues with respect to these systems. In addition, we have not experienced any, and we are not currently aware of any material operational issues or costs associated with preparing our internal information technology and non-informational technology systems for the Year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

     We do not currently have any information concerning the Year 2000 compliance status of our customers, however, to date we have not been informed of any material Year 2000 issues of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for, or delay purchases of, our products and services. As a result, our business could be seriously harmed.

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

     We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material. We may incur additional costs related to the Year 2000 plan for administrative personnel, outside contractor assistance, technical support for our products, product engineering and customer satisfaction if we experience material Year 2000 issues. Although we have not experienced any material Year 2000 problems to date, we may experience material problems and costs in connection with the Year 2000 compliance that could seriously harm our business.

     We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations, and we do not anticipate the need to do so. The cost of developing and implementing such a plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failure interruptions.

     Year 2000 issues affecting our business, if not adequately addressed by us, our third party vendors or suppliers or our customers, could have a number of "worst case" consequences. These include:

     - the inability of our customers to use our products and services to procure and manage their operating resources;

     - claims from our customers asserting liability, including liability for breach of warranties related to the failure of our products and services to function properly, and any resulting settlements or judgments; and

     - our inability to manage our own business.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative securities instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. We do not believe this will have a material effect on our operations as we do not engage in hedging activities. Implementation of this standard has recently been delayed by the FASB for a 12-month period. We will now adopt SFAS No. 133 as required for its first quarterly filing of fiscal year 2002.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We develop products in the United States and market our products in North America, and to a lesser extent, Europe and the Asia-Pacific region. As a result, our financial results could be affected by factor such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. We do not expect any material adverse effect on our consolidated financial position, results of operations or cash flows due to movements in any specific foreign currency. We currently do not use financial instruments to hedge operating expenses by our European and Asia-Pacific subsidiaries. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is no material risk exposure. Therefore no quantitative tabular disclosures are required.

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

                                    BUSINESS

OVERVIEW

     We provide Internet software products and an online marketplace for the sourcing, management and delivery of professional services. Professional services include consulting, financial services, medicine, law, engineering, advertising and other industries in which intellectual capital is an important element of the services provided. Our Internet software products are designed to automate the core business processes of professional services organizations, professional services providers within enterprises, and small businesses and individual professionals. Our customers include consulting organizations as well as enterprises such as Business Objects, Comdisco, Computer Associates, EMC, Gateway 2000, SalesLogix, Sybase, Tibco Software, Trilogy Software, USinternetworking and Xerox. As of January 29, 2000, our iNiku website had over 21,000 registered users.

     Across industries, service businesses have common core requirements, including the creation, storage and reuse of knowledge and information, the management of human resources and projects, the tracking of time and expenses and the analysis of resource utilization and productivity. We address these requirements through an integrated set of products, eNiku, xNiku and iNiku. Because of the common technology linking users of eNiku, xNiku and iNiku, all of them can easily participate in the Niku Services Marketplace, a marketplace for buyers and sellers of professional services. While we currently deliver our products primarily to the IT consulting industry, we are extending these product offerings to other service industries, including financial services, medicine, law and advertising.

INDUSTRY BACKGROUND

     THE GLOBAL SERVICES ECONOMY

     Service businesses generated more than $2 trillion in revenues and employed more workers than any other sector in the United States in 1997, according to the Encyclopedia of American Industries. The professional services industry represents a large part of the service economy. According to the U.S. Department of Commerce, the gross domestic product of the professional services industry, including business, legal, health and educational services, exceeded $900 billion in 1997. We believe the professional services industry will grow rapidly, both in the United States and internationally, due to a number of factors, including:

     - the increasing importance of knowledge and information to business success;

     - the growing complexity and pace of business projects;

     - the increasing need for specialization; and

     - the growing acceptance of outsourcing, both in the United States and internationally.

     The professional services industry is undergoing significant change. To succeed, service businesses must increasingly manage their knowledge, information and human resources effectively. We believe the need for effective business management in the professional services industry is becoming more intense as a result of a number of key factors, including:

     - increasing competition;

     - growing project complexity;

     - shorter project time frames;

     - increasing collaboration requirements, particularly for small businesses and individual professionals;

     - growing use of non-employee consultants; and

     - globalization of business.

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  NEED FOR INTERNET-BASED SOFTWARE IN THE PROFESSIONAL SERVICES INDUSTRY

     Unlike product-oriented businesses, which produce finished goods from raw materials and component parts and sell these goods on a per-item basis, professional services businesses create information-based deliverables using human resources that are often billed at time-based rates. As a result, professional services businesses require sophisticated applications that can manage knowledge and information, including unstructured data, and their human resources. However, service businesses often lack standardized and cost-effective applications for core business processes such as:

     - INTELLECTUAL CAPITAL MANAGEMENT -- Creation, storage and reuse of knowledge, information and work product such as implementation plans, case histories, proposals and contracts;

     - RESOURCE MANAGEMENT -- Sourcing, hiring and training personnel and allocating them across clients, projects and locations;

     - PROJECT MANAGEMENT -- Tracking client communications, project status and deliverables;

     - FINANCE AND OPERATIONS MANAGEMENT -- Management of time and expenses and billing and collections, and integration of these functions with other financial systems;

     - PRACTICE MANAGEMENT -- Review and analysis of business performance, including resource utilization and individual and group productivity, and

     - BUSINESS DEVELOPMENT -- Identifying potential customers, making proposals and finalizing contracts.

     As a result of the need for these applications, the automation of the business processes of professional services businesses represents a large market opportunity. International Data Corporation estimates that the service industries supply-chain-automation packaged application market will grow from approximately $600 million in 1999 to approximately $12 billion by 2003, representing a five-year compound annual growth rate of approximately 108%.

  THE INTERNET AS A PLATFORM FOR THE PROFESSIONAL SERVICES INDUSTRY

     The advent of the Internet has provided a technology platform for automation of the professional services industry using Internet software and online marketplaces. Traditionally, companies seeking to improve their operations have implemented applications based on computer networks using a client-server design, in which a significant portion of an application must be loaded on each user's computer. With the emergence of the Internet, companies are now able to make business applications available to internal and external users without installing software on the many different computers throughout an organization, allowing significantly broader deployments and constant updating of content. The Internet also enables applications to be accessed by any device with a web browser, making it possible for the many mobile professionals in professional services organizations to benefit from these applications. As a result of these factors, we believe that applications using the Internet offer significant advantages over those based on a client-server design.

     In addition to these architectural advantages, the Internet provides a common platform through which organizations and individual professionals can communicate and collaborate. This platform is particularly important in light of the emergence of an economy characterized by a geographically dispersed, mobile and fluid workforce. By enabling increased communication and collaboration, the Internet creates new ways for businesses to source, manage and deliver services, and facilitates an efficient marketplace for services. Forrester Research expects the market for business-to-business electronic commerce for services to increase from approximately $22 billion in 1999 to approximately $220 billion by 2003, representing a compound annual growth rate of approximately 78%.

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THE NIKU SOLUTION

     We provide Internet software products and an online marketplace for the professional services industry, enabling organizations and individual professionals to efficiently source, manage and deliver professional services. Our products are designed for deployment on corporate intranets, extranets and the Internet. These platforms connect people inside and outside organizations, enable professional services businesses to operate their businesses more efficiently and facilitate the creation of a marketplace for buyers and sellers of professional services. Our Internet software products are based on a proprietary design that eliminates the need for businesses to install software on multiple computers across an organization using client-server computer networks. While we currently deliver our products and services primarily to the IT consulting industry, we are extending and plan to extend them to other professional services industries, including financial services, medicine, law and advertising.

     We believe our products and services offer the following key benefits to our users:

     SIGNIFICANTLY ENHANCED CLIENT SERVICE. Our Internet software products allow users to manage their knowledge and information and human resources effectively. With our products, service businesses can capture, share and reuse information and provide higher-quality work product to customers. Our products also enable service businesses to focus the most appropriate resources on projects, allowing them to provide superior customer service.

     SUBSTANTIALLY EXPANDED REVENUE OPPORTUNITIES. Our Internet software products and online marketplace are designed to allow users to expand their revenue opportunities. The Niku Services Marketplace is designed to allow service providers to access a central source of projects and customers within their area of expertise. Through our knowledge and information management capabilities, service businesses can create standardized product offerings, allowing them to provide services to additional customers and accommodate additional projects. Using the resource and practice management functions of our products, service businesses can optimize allocation of resources and increase utilization rates, avoiding downtime and increasing revenues.

     INCREASED PROFITABILITY. Our Internet software products are designed to allow users in our target industries to increase their profitability. Service businesses can work more efficiently by reducing the time spent on tasks that cannot be billed to clients. Service providers can also enhance their efficiency by building upon standardized product offerings. We also offer extensive practice management capabilities that allow an organization to draw on its experience, allowing it to present accurate cost estimates and timelines to customers and to avoid potential problems.

     IMPROVED RECRUITMENT AND RETENTION. The Niku Services Marketplace is designed to allow organizations to reach potential new employees and contractors with needed expertise and to allow employees and contractors to find new work opportunities. Companies seeking professional services providers can post detailed descriptions of projects for which they need assistance or can search postings of profiles of professional service providers that detail their work experience, expertise, geographic location and availability. As of January 29, 2000, iNiku had more than 21,000 registered users and, for the month of December 1999, delivered over 350,000 page views. Additionally, in organizations using our Internet software products, employees can benefit from an environment in which the amount of time spent on mundane and repetitive tasks is dramatically reduced, work product can be saved and reused and skills are better matched with projects.

THE NIKU GROWTH STRATEGY

     Our goal is to be the leading provider of Internet software products and related services for the sourcing, management and delivery of professional services in a number of professional services industries. Key elements of our strategy to achieve this goal are as follows:

     TARGET LEADING ENTERPRISE CUSTOMERS. We will continue to target leading enterprise customers. We believe that large enterprises will seek to take advantage of the Internet to

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efficiently source, manage and deliver professional services and can provide us with a large and growing source of demand. We also believe that large enterprises can provide valuable sales references and drive product enhancements. We intend to market our extranet software products to enterprises as we believe these customers can drive usage of our products and services among their business partners, customers and suppliers. We also believe that enterprise customers, as large users of professional services, can be large buyers within the Niku Services Marketplace.

     ENHANCE iNIKU. We will continue to aggressively expand our iNiku website by deploying additional content, services and industry-specific functionality. We have entered into agreements with over 40 providers of content and services useful to small businesses and individual professionals. In addition, we have entered into agreements with other websites, such as CNET, to distribute and promote iNiku. We intend to continue to aggressively enhance iNiku and pursue additional distribution and promotion agreements.

     EXPAND THE NIKU SERVICES MARKETPLACE. The Niku Services Marketplace is designed to provide businesses and individual professionals with an online marketplace for buying and selling professional services. We plan to populate the Niku Services Marketplace with both enterprise customers and iNiku users. We believe that the benefits of our Internet software and iNiku will create a growth cycle that increases the value of the Niku Services Marketplace to both buyers and sellers of professional services over time. As buyers benefit from the efficiencies of our online marketplace, we believe sellers will be drawn to the marketplace by the aggregated purchasing power of the buyers participating in that marketplace. As more sellers offer services through the marketplace, more buyers will be encouraged to join the marketplace.

     TARGET ADDITIONAL PROFESSIONAL SERVICES INDUSTRIES. We currently deliver our products and services primarily to the IT consulting industry. However, our products are designed in a flexible, modular format and we plan to leverage this architecture to deliver our products and services to other professional services industries. For example, in January 2000, we acquired Legal Anywhere, a provider of Internet collaboration software for the legal profession.

     PURSUE ACQUISITIONS OF COMPLEMENTARY BUSINESSES. We believe that strategic acquisitions can provide us with access to additional customers, domain expertise and technology that will enhance our existing solutions and allow us to enter new markets. We recently acquired Proamics, a provider of finance and operations software to the professional services industry as well as Legal Anywhere. We plan to continue pursuing acquisitions of complementary businesses, products and technologies.

     EXPAND GLOBAL OPERATIONS. With the global reach of the professional services industry, we believe that there are significant opportunities to deliver our products and services in Europe and the Asia-Pacific region, where we have approximately 25 employees. We intend to grow our presence in Europe and the Asia-Pacific region by expanding our field sales, marketing and service organizations. We also plan to continue to expand our other operations needed to support us as a global concern, including administrative infrastructure, technology infrastructure, facilities and services.

NIKU PRODUCTS AND SERVICES

     Our products and services enable users to source, manage and deliver professional services. We currently deliver our solutions to the IT consulting industry and plan to extend these solutions to other professional services industries. The core functionality available across our products is divided into the following modules:

     - INTELLECTUAL CAPITAL MANAGEMENT. Our intellectual capital management module provides extensive functionality for capturing, managing, retrieving and utilizing the knowledge and experience of an organization that is contained in documents such as implementation plans, case histories, proposals and contracts. Unlike legacy document management systems, our intellectual capital management module utilizes a data-tagging feature to
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

       capture documents or other work products as they are created. This module employs an easy-to-use search engine for information retrieval, allowing users to retrieve and leverage organizational knowledge regardless of where or when they need it.

     - RESOURCE MANAGEMENT. Our resource management module offers extensive capabilities for ensuring that the right people are working on the right projects at the right time at the right billing rate. This module also allows users to view and manage project and resource schedules and reserve and assign resources in real time through a browser-based interface. More effective resource management offers better business predictability and increased client satisfaction, personnel utilization and employee job satisfaction.

     - PROJECT MANAGEMENT. Our project management module allows users to manage projects from origination to completion. This module brings the employee and non-employee participants, such as consultants or other service providers, together for a project. This module also includes features for managing ongoing client communications, project status and deliverables. The project management module interfaces with the resource management module and allows the sharing of information with third-party project management applications.

     - FINANCE AND OPERATIONS MANAGEMENT. Our finance and operations management module allows users to capture, manage and report their time spent on projects, as well as ongoing expenses, through the incorporation in our products of Extensity time and expense software. This module also provides capabilities for project and practice accounting, including functionality for managing project budgets, external contractors, cost estimates, departmental charges and invoicing. This module can also integrate with popular third-party back-office financial packages.

     - PRACTICE MANAGEMENT. Our practice management module provides users with information and analysis with respect to important issues such as variances between standard and actual costs and the profitability of business units, practice groups and individual personnel. This enables better resource utilization and implementation of best practices across the entire organization. The practice management module helps organizations turn projects into products by capturing detailed information on deliverables, risks, project changes, personnel and costs. Using this module, service providers can supply customers with more accurate project cost estimates and timelines, enhancing customer satisfaction and enabling increased profitability.

     - BUSINESS DEVELOPMENT. Our business development module automates and manages the business development process, including gathering and analyzing information on potential customers, creating proposals, developing sales presentations and creating and finalizing contracts.

     We have three integrated product offerings for the sourcing, management and delivery of professional services. These are designed to provide benefits to the entire spectrum of professional services providers using the same core architecture:

     - eNIKU. eNiku allows organizations to automate core business processes. eNiku is deployed on corporate intranets, internal Internet protocol-based computer networks, allowing the sharing of information, creation of teams and reduction of costs associated with personnel and project management across multiple organizations. eNiku customers pay license fees as well as annual maintenance fees. Licenses and related services of our eNiku products accounted for all of our total revenues for the nine months ended October 31, 1999. Prior to that time, we had not recognized any revenues from licenses of eNiku.

     - xNIKU. xNiku allows businesses to extend eNiku to partners, customers and suppliers using corporate extranets, private Internet protocol-based networks reaching beyond the enterprise. xNiku enables the delivery of information to geographically-dispersed offices and remote users, as well as to users of different computing systems and platforms.

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

       xNiku customers will pay a license and implementation fee as well as a monthly subscription fee based on the number of non-employee users. Through October 31, 1999, we had not derived any revenues for our xNiku product. Subsequent to that date, we have licensed xNiku to three customers.

     - iNIKU. iNiku is a website which allows small businesses and individual professionals to access content and services and operate their businesses online. iNiku allows users to market themselves, find projects, post projects and perform work. iNiku allows larger organizations to share information and content with these smaller businesses and individual professionals, facilitating the creation of a professional services community. iNiku also provides a suite of online services for running small businesses, including Internet-based document and file sharing, project management and collaboration. Pre-packaged templates make it easy to develop standardized business documents, including project proposals, contracts and reports. In addition to services offered directly to iNiku users, we have agreements with over 40 Internet-based content and service providers, offering small businesses and independent professionals a single destination where they can find many of the third-party content and services they require to run their businesses. Content available through iNiku includes information resources from leading industry analysts and publishers such as Forrester Research, Gartner Group and Nolo.com. Services available through iNiku include printing, insurance, benefits, travel planning, finance, mail services and electronic commerce. Through October 31, 1999, we have not derived any significant revenues from iNiku.

THE NIKU SERVICES MARKETPLACE

     The Niku Services Marketplace enables users of eNiku, xNiku or iNiku to participate in a marketplace of buyers and sellers of professional services. The technology linking eNiku, xNiku and iNiku allows users to participate in this marketplace without the need to integrate computer systems with each participant. Through the Niku Services Marketplace, service providers can find project work in their area of expertise and organizations can find professionals to complete their projects. Buyers of professional services can post detailed descriptions of projects, and sellers of professional services can post personal or business profiles detailing their work experience, preferred project types and locations, as well as availability.

     As of January 29, 2000, the Niku Services Marketplace had more than approximately 32,000 projects available to its users and more than 21,000 iNiku registered users. We believe that the benefits of our Internet software and iNiku will create a growth cycle that increases the value of our the Niku Services Marketplace to both buyers and sellers of professional services over time. As buyers benefit from the efficiencies of the marketplace, we believe sellers will be drawn to the marketplace by the aggregated purchasing power of the buyers participating in that marketplace. As more sellers offer services through the Niku Services Marketplace, more buyers are encouraged to join the marketplace.

PROFESSIONAL SERVICES

     We offer professional services to assist in the successful implementation and use of our Internet software products. Our professional services consultants assist customers in all aspects of the implementation process, including requirements assessment, implementation planning and design, content design and creation, data migration, systems integration, deployment and training. As of January 29, 2000, we had approximately 70 full-time professional services consultants.

     Our professional services consultants also customize and deliver training for systems administrators and end-users. We provide technical instruction for customers, including implementation, deployment and maintenance of our Internet software products. We also provide comprehensive end-user training programs to allow professionals to begin using our Internet software products quickly and easily. Services revenues accounted for all of our total revenues

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for the fiscal year ended January 31, 1999 and approximately 34% of our total revenues for the nine months ended October 31, 1999.

     We have created the Niku Partners Network to extend our ability to deliver professional services to our customers. This network includes IT consultants with expertise in implementing and customizing our Internet software products. Current Niku Partners include Bristlecone, DataStudy, Management Share, Neptune Technologies, Net-Centric Consulting Group, SE Technologies, ShaktiSoft, Sierra Atlantic, Softgate Technologies, Sogyo Information Engineering and Technopreneurs.

STRATEGIC RELATIONSHIPS

     We have entered into a number of strategic relationships to expand our business, including the following:

USINTERNETWORKING

     We have entered into a three-year hosting agreement with USi, a leading application service provider which hosts business applications over the Internet for a fee. Under our hosting agreement with USi, entered into in June 1999 and amended in September 1999, USi will host and manage iNiku and our corporate website. We will pay USi a monthly service fee aggregating over $2.5 million during the term of the hosting agreement for USi's hosting and servicing of our websites, and will pay additional monthly fees if we request upgrade components to the USi services we use. The hosting agreement may be extended beyond the initial term upon mutual written agreement of the parties. In addition, in August 1999, we entered into a separate three-year managed services agreement with USi under which USi will promote and market eNiku products to potential customers. Under the managed services agreement, we license to USi the right to install and use our eNiku product on one of their servers so that they may provide the product to USi customers. We will provide maintenance services for the eNiku product and will train USi's sales force on the product. USi will provide initial levels of customer support on the product for USi customers, and we will provide support to USi. USi will pay us license, customer support and service fees. The managed services agreement will automatically be extended for one year periods unless either party terminates the agreement on 60 days prior written notice. We have also entered into a software license agreement with USi to license our eNiku product for their internal use. Under the software license agreement, USi will pay us over $1.1 million in total license and support fees during the term of the agreement. For the nine months ended October 31, 1999, we recorded $441,000 of revenues relating to license sales to USi for its internal use under our software license agreement.

CNET

     We have entered into an agreement with CNET, a leading computer information network, to deliver a co-branded edition of the iNiku website to CNET users. According to Media Metrix, CNET had over nine million unique Internet users in October 1999. The co-branded site, www.iniku.cnet.com, offers CNET users all the features of iNiku, such as online business applications, content and business services. The promotion agreement, entered into in September 1999, has a two-year term from the date that the co-branded site was made generally available to CNET users but may be terminated on July 5, 2000 if the co-branded website fails to meet performance standards that are mutually agreed upon. Under the promotion agreement, we will host the co-branded site on our servers. In addition, we will purchase certain amounts of promotions on Internet sites operated by CNET, CNET will purchase promotions on our iNiku website, and CNET will also purchase promotions for the co-branded site on third-party websites and through other media. Under the promotion agreement, during the term of the agreement, we will pay CNET an aggregate of up to $15.0 million on integration fees and promotions on Internet sites operated by CNET, and CNET will pay an aggregate of $5.0 million to us and to third parties for engineering and maintenance fees and for promotions on our site, on third party websites and through other media. The promotion agreement will continue following its initial term on a month-to-month basis unless terminated by either party upon 30 days prior written notice. CNET participated in our Series D preferred stock financing in November 1999. No revenues were derived from the co-branded website as of October 31, 1999.

CONTENT AND SERVICE PROVIDERS

     We have contracts with over 40 Internet-based content and service providers for iNiku. These content and service providers promote their offerings on iNiku. These contracts typically provide that we will receive a percentage, typically between 5% and 10%, of any revenues generated by these parties from customers directed through iNiku. However, to date, we have not generated any significant revenues from these relationships. These agreements are typically terminable by either party either at any time or upon giving up to 90 days prior notice. These content and service providers include:

  1-800-Gift Certificate            Forrester Research                  Net-Temps
  Accompany                         Gartner Group                       NewsReal
  Amazon.com                        General Magic                       NextCard
  AmeriCom                          Goto.com                            Nolo.com
  Beyond.com                        Informative                         onlineofficesupplies.com
  Bigstep.com                       InsWeb                              PalmOrganizers.com
  CNET                              iPrint.com                          Qspace.com
  Compubank                         iShip.com                           SmartAgreements
  Cyberian Outpost                  JFAX.com                            SPARC Product Directory
  Dell                              LendingTree                         TimeBills.com
  Device Driver Guide               Maps.com                            Travelocity.com
  Economist                         Mastering Linux                     TSCentral
  ELetter                           NetAbacus                           Tutorials.com
  Fatbrain.com                      Net Earnings                        zapdata.com

CUSTOMERS

     We target independent professional services organizations, professional services providers within enterprises and small businesses and individual professionals. Our customers who have purchased more than $25,000 of Niku products, and customers who purchased at least $75,000 of the Proamics finance and operations management module, and related services, include:

  IT CONSULTING                     COMPUTER SOFTWARE                   COMPUTER HARDWARE
  AMX International                 Business Objects                    EMC
  Analysts International*           Computer Associates*                Gateway 2000
  Belenos                           Geac*                               OTHER
  Bristlecone                       Neon                                Central Intelligence Agency
  Comdisco*                         NetDialog (Kana   Communications)   Clear Ink
  DataStudy                         OneSoft
  DST International*                Pixion
  Electron Economy                  Project Software   Development*
  eXcelon                           SalesLogix
  Information Systems               Sybase
    Management*                     Tibco Software
  Inforte                           TIS Worldwide
  Inteliant*                        Trilogy Software
  Jansen MI Consultants             USinternetworking
  Management Share                  Vantive (PeopleSoft)
  MicroAge Canada*                  Walker Interactive**
  Navisys*
  Net-Centric Consulting
  Pecoma Holdings
  SE Technologies
  Sierra Atlantic
  Softgate Technologies
  Sogyo Information   Engineering
  Tata Consultancy
  TekEdge
  Tier Technologies*
  Xerox*

---------------
*  Indicates a customer of Proamics.

** Indicates a customer of both Niku and Proamics.

     Proamics has additional customers in other industries such as business consulting, medicine and advertising. Legal Anywhere's customers include law firms and corporate legal departments.

     USi accounted for approximately 18%, Sybase accounted for approximately 22% and SalesLogix accounted for approximately 10% of Niku's total revenues for the nine months ended October 31, 1999.

TECHNOLOGY

     The Niku technology platform is comprised of two key components: the Niku application framework and individual applications that can be tailored to the key business processes for a specific industry.

     The Niku application framework is an Internet-computing environment that manages unstructured data, including that found in proposals, contracts, presentations, and status reports as well as structured data such as that found in staffing or sales forecasts. It enables intellectual assets to be captured automatically, while enabling accurate measurement, analysis, reporting and reuse of this unstructured information. This framework is open standards-based, enabling Niku and its partners to develop customized Niku-based solutions and extensions of existing Niku applications. These extensions can include additional application modules or interfaces to legacy applications.

NIKU APPLICATION FRAMEWORK FEATURES

     The Niku application framework has the following features:

     WEB BROWSER ACCESS TO APPLICATIONS. Our software is accessed through a web browser, which allows easy access and end-user navigation. The familiar web browser interface allows users to access the application from any personal computer, computer network or computing device, such as a personal digital assistant, independent of physical location. The Niku application framework also allows updates to software and applications to be made centrally at the server rather than at each user's computer. This ensures that each user has the latest application version and significantly reduces distribution and installation costs.

     WALK-UP USER INTERFACE. Our user interface is designed to enable users throughout an organization, as well as independent professionals, to easily access the functionality provided by our products and services. Our user interface is automatically customized to a user's requirements because it is driven by user-specific parameters, which are defined based on the user's role, responsibilities and workflow content.

     OPEN STANDARDS. Our Internet software is designed to support open standards. The software we use for the server computers that deliver our applications is written in the Java programming language. We also support electronic commerce protocols such as extensible markup language, or XML, and secure socket layer, or SSL. Our support of open standards allows customers with disparate computer systems and networks to utilize our applications without the need to upgrade computer systems, software or equipment.

     REMOTE AND OFF-LINE USERS. Professional services personnel often work at remote locations, and therefore it is important that they be able to access company or industry-specific knowledge and data from any location. Our technology provides support for virtual private networks and connections from the Internet, allowing access to be extended to remote users. Our technology also facilitates work by users who are not connected to an organization's network.

     MULTI-TIER ARCHITECTURE. The Niku application framework is designed in components, making it easier for customers to implement solutions engineered around customized workflows, user interfaces and content. In addition, the component-based architecture makes it easier to maintain and support the applications. Using these components, a variety of applications can be written quickly by changing only the application modules without modifying the entire system.

     DISTRIBUTED PROCESSING. Distributed processing allows a user to communicate with a group of servers simultaneously in a coordinated way. A customer can access distributed legacy applications, as well as individual Niku applications, through the Niku application framework, creating a seamless interface for the user. The distributed processing architecture also enables customers to add users, computing devices or locations to an application. This architecture also facilitates the addition of servers and databases to the application, allowing the application to grow and change with the organization.

     DISTRIBUTED OBJECTS SUPPORT. Distributed objects support allows a variety of functionality, from data storage and access to information content, to be integrated into an application. The use of distributed objects also allows applications to use commonly-used software programs in different parts of one application. This protects investments in existing systems and reduces the need for redundant storage of programs, while significantly increasing overall functionality.

NIKU APPLICATION FRAMEWORK COMPONENTS

     The Niku application framework has the following main components:

     - Niku Adaptable KnowledgeStore, or NAKS;

     - Niku FrontWorks;

     - Niku ImportWorks;

     - Niku DataLink adapters; and

     - Industry-specific application modules.

     The following diagram illustrates how these components are related in the Niku application framework.

                       NIKU APPLICATION FRAMEWORK DIAGRAM

     The Niku Adaptable KnowledgeStore coordinates the synchronization of the information stored in the relational database management system and file system and coordinates access to relational database management system and the file system by the search engine. The relational database managed system stores structured data, such as financial information. The file system stores unstructured data, such as documents. The search engine allows users to search the structured data, and unstructured data. The Applications Modules contain the commands for the operation of the specific application and accesses structured and unstructured data through the Niku Adaptable KnowledgeStore. The FrontWorks communicates with the Applications Modules and generates the displays, or user interfaces, based on user defined preferences and actions. The ImportWorks allows the importation of external documents into the Niku Adaptable KnowledgeStore. The DataLink adapters allow the Niku application to communicate with other third party software products.

     NIKU ADAPTABLE KNOWLEDGESTORE. The foundation of the Niku application framework is the Niku Adaptable KnowledgeStore, or NAKS. Intellectual assets are created during everyday business interactions at any place, time or level within an organization. For this reason, standard communication protocols are used to ensure that NAKS is easily accessible to all users, regardless of location, and that information is easily captured and delivered.

     Users can contribute information to NAKS by saving a document, forwarding an e-mail message or leaving a voice message, all without disrupting normal workflow. To store data and provide services for the other software components, NAKS combines a data tagging system with a universal repository to capture data intelligently while managing it flexibly. Data tagging is central to our products and provides structure and form to otherwise unstructured data, allowing information to be stored, measured, queried and shared. Tags are customized for each set of industry-specific application modules to capture specific data intelligently and provide a valuable store of otherwise disconnected types of information. Data and tags can also be customized for an individual company's needs. Customers can establish document templates, such as a type of contract, defining specific attributes or data within the document template, such as pricing terms. As the template documents are used, the attribute or data is automatically extracted for efficient retrieval and reuse of information.

     Because an organization can produce a diverse range of information, NAKS supports tags for voice messages, e-mail messages and a wide variety of document file formats.

     NIKU FRONTWORKS. Niku FrontWorks is a collection of reusable components for building and running end-user applications. FrontWorks supports the unique functionality of each application module set that comprises a vertical application, allowing it to share common functionality like security, searching and user management. In doing so, FrontWorks eliminates duplication of system resources and provides a consistent interface across applications. FrontWorks can also dynamically generate a user interface based on user-specific data.

     NIKU IMPORTWORKS. Niku ImportWorks automates the input of documents, files and other types of data into NAKS. ImportWorks supports several document types and formats. When a user imports a document directly to NAKS, ImportWorks operates in the background to receive the document, process it if requested, and store the document in NAKS with the appropriate tags.

     NIKU DATALINK ADAPTERS. Niku DataLink adapters provide integration between NAKS and outside data repositories, including relational databases, document management systems and file directories. This integration allows legacy applications to send information directly to NAKS. Data stored in a linked repository can then be seamlessly incorporated into the Niku application interface. Niku DataLink adapters are designed to scale smoothly from a workgroup to an enterprise. Adapters integrate NAKS with existing enterprise resource planning applications, such as SAP or PeopleSoft, or with groupware and collaboration software, such as Lotus Notes and Microsoft Exchange, enabling otherwise stand-alone applications to appear as a single application when presented to the user. Custom DataLink adapters can also be created to interface with other applications.

SALES AND FIELD OPERATIONS

     We market our products and services primarily through our worldwide direct sales force. In addition, we have a strategic business development group focused on developing relationships with market-leading organizations and potential development partners.

     We also have dedicated technical pre-sales professionals who assist with creating customer-tailored business proposals, product demonstrations and presentations that address the specific needs of each prospective customer. We have technical pre-sales professionals deployed regionally across the United States as well as internationally in Canada, The Netherlands, United Kingdom, Germany and Australia. In addition to the direct sales organization, we have a small telesales operation, along with external telesales vendors, to develop qualified leads and obtain users for iNiku. As of January 29, 2000, our sales department had approximately 75 personnel.

CUSTOMER SERVICE AND SUPPORT

     We offer multiple customer support options, with customer support professionals on call 24 hours a day, seven days a week and available through a toll-free call center. Depending on the support level a customer chooses, we will also assign a single account management point of contact for the customer which will oversee all support issues and drive resolution. Our support options also include proactive account management and new version migration planning. Our iNiku website is hosted by USi, which provides additional support services. As of January 29, 2000, we had approximately 10 customer service and support personnel.

COMPETITION

     The market for our products and services is competitive, dynamic and subject to frequent technological changes. The intensity of competition and the pace of change are expected to increase in the future. Our Internet software products primarily compete with solutions that have been developed by potential customers' in-house developers and IT departments. In addition, we face competition from a number of competitors offering products and services that vary in functionality. These include:

     - developers of professional services automation software and related Internet-based applications;

     - providers of hosted software for IT consultants;

     - operators of Internet-based job boards;

     - developers of project management software; and

     - enterprise resource planning software companies that may decide to develop software or applications for the professional services industry.

     We believe that there are a number of companies that offer products that provide some of the functionality of our products. However, we do not believe that any one company has a dominant position in our market as a whole.

     We expect additional competition from other established and emerging companies as the professional services automation market continues to develop. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business.

     We believe that the primary competitive factors in our market include:

     - a significant base of reference customers;

     - breadth and depth of the solution;

     - critical mass of individual professionals using the solutions;

     - product quality and performance;

     - customer service and support;

     - core technology;

     - product features and functionality;

     - product usability; and

     - ease of implementation.

     We believe our current products and services compete favorably with respect to these factors; however, this market is relatively new and changing rapidly. We may not be able to maintain our competitive position against current or potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Competitors with these greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or content services or other strategic partners.

INTELLECTUAL PROPERTY

     We regard substantial elements of our products and services as proprietary, and protect them by relying primarily on patent, trademark, service mark, copyright and trade secret laws and restrictions, as well as confidentiality procedures and contractual provisions.

     We license rather than sell all our Internet software products and require our customers to enter into license agreements, which impose restrictions on their ability to utilize the software. With respect to iNiku, substantially all of our iNiku users' usage of our services is governed by Internet-based license agreements, rather than by a means of a formal, written contract. Users "click" on a dialog box and are deemed to agree to the terms and conditions posted on iNiku. Because these agreements are not signed, there is a possibility that a court, arbitrator or regulatory body could deem this type of agreement to be invalid or determine that the terms and conditions governing the agreement do not fully protect our intellectual property rights. Therefore, we cannot assure you that this user agreement will afford us significant protection. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation, templates and other written materials and content under trade secret and copyright laws, which afford only limited protection.

     We have applied for four U.S. patents. We cannot assure you that these applications will be approved, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. Furthermore, other parties may independently develop similar or competing technologies or design around any patents that may be issued. It is possible that any patent issued to us may not provide any competitive advantages, that we may not develop future proprietary products or technologies that are patentable, and that the patents of others may seriously limit our ability to do business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

     We have applied for registration of the trademarks Niku and iNiku with the U.S. Patent and Trademark Office. In addition, we have applied for trademarks in foreign countries. These trademark applications are subject to review by the applicable governmental authority, may be opposed by private parties, and may not be issued. Therefore, we cannot assure you that these registrations would, if issued, provide us with significant protection for our trademarks.

     We cannot assure you that any of our proprietary rights with respect to our products or services will be viable or be of value in the future since the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of its software exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in our software and Internet industries. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, if at all.

EMPLOYEES

     As of January 29, 2000, we had a total of approximately 400 employees, including approximately 140 in research and development, approximately 120 in sales and marketing, approximately 10 in customer support, approximately 70 in professional services and training and approximately 60 in administration and finance. Of these employees, approximately 370 were located in the United States and approximately 30 were located outside the United States. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good. Our future success depends on our continuing ability to attract and retain highly qualified technical, sales and senior management personnel.

FACILITIES

     Our principal executive offices occupy 55,870 square feet in Redwood City, California under a lease that expires in June 2005. We also lease an office in the Chicago metropolitan area that occupies approximately 21,630 square feet and have additional facilities in the Atlanta, Amsterdam, Pointe-Claire, Portland, Quebec and Sydney metropolitan areas. We believe that our current facilities are adequate to meet our needs for the foreseeable future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of January 29, 2000 are as follows:

                NAME                   AGE                       POSITION
                ----                   ---                       --------
Farzad Dibachi.......................  35    Chief Executive Officer and Chairman of the Board
Joshua Pickus........................  38    President, Vertical Markets
Mark Nelson..........................  40    Chief Financial Officer
Rhonda Dibachi.......................  38    Senior Vice President of Development
Kenneth Johnson......................  42    Senior Vice President of Sales
Harold Slawik........................  39    Senior Vice President of Corporate Development
Michael Brooks.......................  54    Director
John Chen............................  44    Director
Terence Garnett......................  42    Director
William Raduchel.....................  53    Director
Maynard Webb.........................  44    Director

     Farzad Dibachi has served as the chief executive officer and chairman of the board of directors of Niku since he co-founded Niku in January 1998. Before co-founding Niku, from October 1995 to August 1997, Mr. Dibachi was a co-founder and the president and chief executive officer of Diba, Inc., an information appliance software company, until it was sold to Sun Microsystems, Inc. in August 1997. From June 1994 to November 1995, he served as senior vice president, new media division for Oracle Corporation, a database company. From June 1993 to June 1994, he was vice president, marketing for Oracle's tools division and senior director of product development in Oracle's desktop products division. Mr. Dibachi holds a B.S. in mechanical engineering and a B.A. in computer science from San Jose State University. Mr. Dibachi is married to Rhonda Dibachi, senior vice president of development of Niku.

     Joshua Pickus has served as president, vertical markets of Niku since November 1999. Before joining Niku, from April 1999 to November 1999, Mr. Pickus was a general partner of the Spinnaker Crossover Fund of Bowman Capital Management, a technology investment firm. From January 1994 to March 1999, he was a partner at Venture Law Group, a Silicon Valley law firm. Prior to joining Venture Law Group, Mr. Pickus was a partner at Morrison & Foerster, an international law firm. Mr. Pickus holds an A.B. from Princeton University and a J.D. from the University of Chicago Law School.

     Mark Nelson has served as the chief financial officer of Niku since August 1999. Before joining Niku, from May 1998 to August 1999, Mr. Nelson was the vice president, finance and corporate controller at Synopsys, Inc., a software company. From June 1995 to May 1998, he served as corporate controller and chief accounting officer at Plantronics, Inc., a telecommunications equipment manufacturer. From September 1991 to June 1995, he held several director level positions at Conner Peripherals, Inc., a disk drive manufacturer, most recently serving as group controller from July 1994 to June 1995. Mr. Nelson holds a B.A. in accounting from Michigan State University and is a certified public accountant.

     Rhonda Dibachi has served as the senior vice president of development of Niku since May 1998. Before joining Niku, from October 1997 to April 1998, Ms. Dibachi was the director of quality assurance at Webvan Group, Inc., an Internet-based retailer of groceries. From July 1996 to October 1997, Ms. Dibachi served as a software testing consultant at Software Development Technologies, a software technology company. From September 1989 to May 1996, she worked at the applications division of Oracle where she held a number of positions, including development manager, architect and director of testing. Ms. Dibachi holds a B.S. in nuclear engineering from Northwestern University and an M.B.A. from Santa Clara University. Ms. Dibachi is married to Farzad Dibachi, chief executive officer and chairman of the board of directors of Niku, and is the sister-in-law of Harold Slawik, senior vice president of corporate development of Niku.

     Kenneth Johnson has served as the senior vice president of sales of Niku since January 1999. Before joining Niku, from May 1995 to December 1998, Mr. Johnson held various positions at Baan Company N.V., a software company, most recently serving as vice president, electronics industry and western region from July 1998 to December 1998. From May 1994 to April 1995, Mr. Johnson was a sales executive at Ramco Systems Corporation, an India-based start-up company. Prior to joining Ramco Systems, Mr. Johnson was a sales executive at SAP America, Inc., a software company. Mr. Johnson holds a B.S. in biochemistry from California Polytechnic State University in San Luis Obispo.

     Harold Slawik has served as the senior vice president of corporate development of Niku since he co-founded Niku in February 1998. Before co-founding Niku, from August 1997 to February 1998, Mr. Slawik served as associate general counsel at Sun Microsystems, Inc., a software technology company. From June 1996 to August 1997, he was vice president and general counsel at Diba. From July 1995 to April 1996, he served as associate general counsel at Ensodex, Inc., a software development company. From February 1990 to July 1995, Mr. Slawik was an attorney in private practice in St. Paul, Minnesota. Mr. Slawik holds a B.A. in philosophy from the University of St. Thomas and a J.D. from William Mitchell College of Law. Mr. Slawik is the brother-in-law of Rhonda Dibachi, senior vice president of development of Niku.

     Michael Brooks has been a director of Niku since May 1999. Mr. Brooks has been a partner of J.H. Whitney & Co., a venture capital firm, since January 1985. He also serves as a director of Homestore.com, Inc., Pegasus Communications Corporation, Media Metrix, Inc., SunGard Data Systems Inc., USinternetworking, Inc., VitaminShoppe.com, Inc. and several other private companies. Mr. Brooks holds a B.A. in history from Yale College and an M.B.A. from Harvard Business School.

     John Chen has been a director of Niku since March 1998. Mr. Chen has been the president, chief executive officer and the chairman of the board of directors of Sybase, Inc., a database company, since August 1997. From March 1995 to July 1997, he was president and chief executive officer of the open enterprise computing division of Siemens Nixdorf, an electrical engineering and electronics company, as well as president, chief executive officer and chairman of Siemens Pyramid, a subsidiary of Siemens Nixdorf. Mr. Chen also serves as a director of Beyond.com Corporation. Mr. Chen holds a B.S. in electrical engineering from Brown University and a M.S. in electrical engineering from the California Institute of Technology.

     Terence Garnett has been a director of Niku since February 1998. Mr. Garnett has been a managing director of Garnett Capital since January 2000. Before joining Garnett Capital, from April 1995 to December 1999, Mr. Garnett was a venture partner of Venrock Associates, a venture capital firm. From August 1994 to April 1995, Mr. Garnett was a private investor. From October 1991 to August 1994, he was senior vice president of worldwide marketing and business development and senior vice president of the new media division at Oracle. He also serves as a director of Neoforma.com, Inc., CrossWorlds Software, Inc. and several other private companies. Mr. Garnett holds a B.S. from the University of California, Berkeley and an M.B.A. from Stanford Graduate School of Business. Mr. Garnett is the brother-in-law of Angelina Schutz, our vice president of business development.

     William Raduchel has been a director of Niku since January 1999. Mr. Raduchel has been the senior vice president and chief technology officer of America Online, Inc. since September 1999. From January 1998 to September 1999, he was the chief strategy officer at Sun Microsystems. From July 1991 to January 1998, he served variously as vice president of corporate planning and development, chief financial officer, acting vice president of human resources and chief information officer at Sun Microsystems. Mr. Raduchel also serves as a director of MIH Limited, OpenTV, Inc. and Chordiant Software Inc. Mr. Raduchel holds a B.A. in

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

economics from Michigan State University and a M.A. and Ph.D. in economics from Harvard University.

     Maynard Webb has been a director of Niku since April 1998. Mr. Webb has been the president of eBay Technology, a division of eBay Inc., an Internet-based auction company, since August 1999. Before joining eBay, he was senior vice president and chief information officer at Gateway 2000 Inc., a computer company, from July 1998 to August 1999. From April 1995 to July 1998, he was vice president and chief information officer at Bay Networks, Inc., a network equipment provider. Mr. Webb also serves as a director of Extensity, Inc. Mr. Webb holds a B.A. in criminal justice from Florida Atlantic University.

BOARD COMPOSITION

     Our bylaws currently provide for a board of directors consisting of six members. The term of each of our current directors will expire at the next annual meeting of stockholders. Following this offering, the board will consist of six directors divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, initially Messrs. Brooks and Dibachi, will stand for reelection or election at the 2000 annual meeting of stockholders. The Class II directors, initially Messrs. Raduchel and Webb, will stand for reelection at the 2001 annual meeting of stockholders. The Class III directors, initially Messrs. Chen and Garnett, will stand for reelection or election at the 2002 annual meeting of stockholders. Messrs. Garnett and Brooks serve on the board of directors under the terms of a voting agreement among us and some of our principal stockholders. This voting agreement will terminate upon completion of this offering.

BOARD COMMITTEES

     Our board of directors has a compensation committee and an audit committee. Following this offering, our board of directors will also have a transaction committee.

     Compensation Committee. The current members of our compensation committee are Messrs. Chen and Webb. The compensation committee reviews and makes recommendations to our board concerning salaries and incentive compensation for our officers. The compensation committee also administers our stock plans.

     Audit Committee. The current members of our audit committee are Messrs. Brooks, Garnett and Raduchel. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

     Transaction Committee. Following this offering, the members of our transaction committee will be Messrs. Dibachi and Garnett. Subject to certain limitations, our transaction committee will review and authorize acquisitions of or mergers with other companies, investments in other companies or businesses, the incurrence of debt, bank financing or equipment lease financing and other financing transactions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee has at any time since our formation been an officer or employee of ours. None of our executive officers currently serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee. Prior to the creation of our compensation committee, all compensation decisions were made by our full board. Mr. Dibachi did not participate in discussions by our board with respect to his compensation.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending board and board committee meetings. In March 1998, we granted options to purchase 100,000 shares of our common stock to Mr. Chen at an exercise price of $0.10 per share. In April 1998, we granted options to purchase 100,000 shares of our common stock to Maynard Webb at an exercise price of $0.10 per share. In January 1999, we granted options to purchase 100,000 shares of our common stock to William Raduchel at an exercise price of $0.10 per share.

     Members of the board who are not employees of Niku, or any parent, subsidiary or affiliate of Niku, will be eligible to participate in the 2000 Equity Incentive Plan. The option grants under the plan are automatic and nondiscretionary, and the exercise price of the options is the fair market value of the common stock on the date of grant.

     Each non-employee director who becomes a member of the board on or after the effective date of the registration statement of which this prospectus forms a part, will be granted an option to purchase 50,000 shares of our common stock. Also, each eligible director who became a member of the board prior to the effective date of the registration statement of which this prospectus forms a part and who did not receive an option grant will receive an option to purchase 50,000 shares of our common stock. Immediately following each annual meeting of our stockholders, each eligible director will automatically be granted an additional option to purchase 25,000 shares of our common stock if the director has served continuously as a member of the board since the date of the prior annual meeting. All options to be granted to each eligible director will have an exercise price equal to the fair market value of our common stock on the date of grant. The board of directors may make discretionary supplemental grants to an eligible director who has served for less than one year from the date of such director's initial grant, provided that no director may receive options to purchase more than 75,000 shares of our common stock in any calendar year. The options have 10 year terms, and will terminate three months following the date the director ceases to be a director or a consultant or 12 months if the termination is due to death or disability. All options granted under the directors plan will become exercisable over a three-year period at a rate of 2.778% per month so long as he or she continues as a member of the board or as a consultant. In the event of our dissolution or liquidation or a "change in control" transaction, options granted under the plan will become 100% vested and exercisable in full.

EXECUTIVE COMPENSATION

     The following table presents compensation information for our fiscal year ended January 29, 2000 paid or accrued by our chief executive officer and each of our other executive officers. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constituted less than 10% of the total annual salary and bonus of each of the named executive officers in the fiscal year ended January 29, 2000. Mr. Pickus joined us in November 1999 at an annual base salary of $300,000. Mr. Nelson joined us in August 1999 at an annual base salary of $200,000.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                       ANNUAL COMPENSATION             COMPENSATION AWARDS
                                ----------------------------------   ------------------------
                                                       ALL OTHER     RESTRICTED    SECURITIES
                                                         ANNUAL        STOCK       UNDERLYING
 NAME AND PRINCIPAL POSITIONS    SALARY     BONUS     COMPENSATION     AWARDS       OPTIONS
 ----------------------------   --------   --------   ------------   ----------    ----------
Farzad Dibachi................  $180,000   $180,000       --                --        --
  Chief Executive Officer
Joshua Pickus.................    75,000     25,000       --         1,250,000(1)     --
  President, Vertical Markets
Mark Nelson...................    93,974     45,000       --           350,000(2)     --
  Chief Financial Officer
Rhonda Dibachi................   173,333    100,000       --                --        --
  Senior Vice President of
  Development
Kenneth Johnson...............   200,000    200,000       --           250,000(3)     --
  Senior Vice President
  of Sales
Harold Slawik.................   173,333    100,000       --                --        --
  Senior Vice President
  of Corporate Development

---------------
(1) In November 1999, Mr. Pickus purchased 1,250,000 shares of our restricted common stock at $1.00 per share. These shares are subject to our right of repurchase that lapses as to 33.33% of the shares upon the first anniversary of the grant date and as to 2.77% of the shares each month after that time. Our right of repurchase lapses as to all of these shares in the event of a change of control.

(2) In November 1999, Mr. Nelson purchased 350,000 shares of our restricted common stock at $1.00 per share. These shares are subject to our right of repurchase that lapses as to 25% of the shares upon the first anniversary of the grant date and as to 2.083% of the shares each month after that time. Our right of repurchase lapses as to all of these shares in the event of a change of control.

(3) In March 1999, Mr. Johnson purchased 250,000 shares of our restricted common stock at $0.10 per share. These shares are subject to our right of repurchase that lapses as to 25% of the shares upon the first anniversary of the grant date and as to 2.083% of the shares each month after that time.

     During the fiscal year ended January 29, 2000, we did not grant any stock options to our chief executive officer or our other executive officers.

     AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED JANUARY 29, 2000
                     AND OPTION VALUES AT JANUARY 29, 2000

     The following table presents the number of shares acquired and the value realized upon exercise of stock options during the fiscal year ended January 29, 2000 and the number of shares of our common stock subject to "exercisable" and "unexercisable" stock options held as of January 29, 2000 by our chief executive officer and each of our other executive officers. Also presented are values of "in-the-money" options, which represent the positive difference between the exercise price of each outstanding stock option and an assumed initial public offering price of $21.00 per share.

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                        NUMBER OF                       OPTIONS AT               IN-THE-MONEY OPTIONS
                         SHARES                      JANUARY 29, 2000             AT JANUARY 29, 2000
                       ACQUIRED ON    VALUE     ---------------------------   ---------------------------
        NAME            EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           -----------   --------   -----------   -------------   -----------   -------------
Farzad Dibachi.......         --     $    --          --              --       $     --      $       --
Joshua Pickus........         --          --          --              --             --              --
Mark Nelson..........         --          --          --              --             --              --
Rhonda Dibachi.......         --          --          --              --             --              --
Kenneth Johnson......         --          --          --              --             --              --
Harold Slawik........    167,708      40,250       7,292         175,000        152,986       3,671,500

EMPLOYEE BENEFIT PLANS

     1998 Stock Plan. As of January 29, 2000, options to purchase 4,921,236 shares of our common stock were outstanding under our 1998 Stock Plan and 647,148 shares of our common stock remained available for issuance upon the exercise of options that may be granted in the future. The options outstanding as of January 29, 2000 had a weighted average exercise price of $1.03 per share. Our 1998 Stock Plan will terminate upon this offering, at which time, our 2000 Equity Incentive Plan will become effective. As a result, no options will be granted under our 1998 Stock Plan after this offering. However, termination will not affect outstanding options, all of which will remain outstanding and subject to our 1998 Stock Plan and stock option agreements until exercise or until they terminate or expire by their terms. Options granted under our 1998 Stock Plan are subject to terms substantially similar to those described below with respect to options granted under our 2000 Equity Incentive Plan.

     2000 Equity Incentive Plan. Our 2000 Equity Incentive Plan will become effective on the date of this prospectus and will serve as the successor to our 1998 Stock Plan. We have reserved 6,000,000 shares of our common stock to be issued under this plan. In addition, shares available for grant under the 1998 Stock Plan on the date of this prospectus and any shares issued under the 1998 Stock Plan that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full will be available for grant and issuance under our 2000 Equity Incentive Plan. Shares will again be available for grant and issuance under our 2000 Equity Incentive Plan that:

     - are subject to issuance upon exercise of an option granted under our 2000 Equity Incentive Plan that cease to be subject to the option for any reason other than exercise of the option;

     - have been issued upon the exercise of an option granted under our 2000 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original purchase price;

     - are subject to an award granted pursuant to a restricted stock purchase agreement under our 2000 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; or

     - are subject to stock bonuses granted under our 2000 Equity Incentive Plan that terminate without shares being issued.

     On each January 1, the aggregate number of shares reserved for issuance under our 2000 Equity Incentive Plan will increase automatically by a number of shares equal to 5% of our outstanding shares on December 31 of the preceding year.

     Our 2000 Equity Incentive Plan will terminate 10 years from the date our board of directors approved the plan, unless it is terminated earlier by our board of directors. The plan will authorize the award of options, restricted stock awards and stock bonuses. No person will be eligible to receive more than 2,000,000 shares in any calendar year under the plan other than a new employee of Niku, who will be eligible to receive up to 2,500,000 shares in the calendar year in which the employee commences employment.

     Our 2000 Equity Incentive Plan will be administered by our board of directors. The board will have the authority to construe and interpret the plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Also, our non-employee directors are entitled to receive automatic annual grants of options to purchase shares of our common stock, as described under "Management -- Director Compensation."

     Our 2000 Equity Incentive Plan will provide for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to employees of Niku or of a parent or subsidiary of Niku. All other awards other than incentive stock options may be granted to employees, officers, directors and consultants of Niku or any parent or subsidiary of Niku, provided the consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of our common stock on the date of grant.

     Options may be exercisable only as they vest or may be immediately exercisable with the shares issued subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2000 Equity Incentive Plan is 10 years.

     Awards granted under our 2000 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution. They may be exercised during the lifetime of the optionee only by the optionee. The compensation committee may determine otherwise and provide for these provisions in the award agreement, but only with respect to awards that are not incentive stock options. Options granted under our 2000 Equity Incentive Plan generally may be exercised for a period of time after the termination of the optionee's service to Niku or a parent or subsidiary of Niku. Options will generally terminate immediately upon termination of employment for cause.

     The purchase price for restricted stock will be determined by our compensation committee. Stock bonuses may be issued for past services or may be awarded upon the completion of certain services or performance goals.

     If we dissolve or liquidate or have a "change in control" transaction, the vesting of all outstanding awards will accelerate as to an additional 25% of the shares that are unvested on the date of the change in control, and thereafter all outstanding awards will continue to vest in equal monthly installments over the remaining original vesting term as set forth in the award agreement. In the discretion of the compensation committee, the vesting of these awards may be further accelerated upon one of these transactions.

     2000 Employee Stock Purchase Plan. Our 2000 Employee Stock Purchase Plan will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. We have initially reserved 1,000,000 shares of our common stock under this plan. On each January 1, the aggregate number of shares reserved for issuance under our

2000 Employee Stock Purchase Plan will increase automatically by a number of shares equal to 1% of our outstanding shares on December 31 of the preceding year. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares reserved for issuance under our 2000 Employee Stock Purchase Plan may not exceed 10,000,000 shares.

     Our 2000 Employee Stock Purchase Plan will be administered by our compensation committee. Our compensation committee will have the authority to construe and interpret the plan, and its decisions will be final and binding.

     Employees generally will be eligible to participate in our 2000 Employee Stock Purchase Plan if they are employed before the beginning of the applicable offering period, are customarily employed by us, or our parent or any subsidiaries that we designate, for more than 20 hours per week and more than five months in a calendar year and are not, and would not become as a result of being granted an option under the plan, 5% stockholders of us or our parent or designated subsidiaries. Participation in our 2000 Employee Stock Purchase Plan will end automatically upon termination of employment for any reason.

     Under our 2000 Employee Stock Purchase Plan, eligible employees will be permitted to acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 1% and 10% of their compensation and are subject to maximum purchase limitations.

     Except for the first offering period, each offering period under our 2000 Employee Stock Purchase Plan will be for two years and consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. Offering periods and purchase periods will begin on March 1 and September 1 of each year. However, because the first day on which price quotations for our common stock will be available on the Nasdaq National Market may not be March 1 or September 1, the length of the first offering period may be more or less than two years, and the length of the first purchase period may be more or less than six months.

     Our 2000 Employee Stock Purchase Plan will provide that, in the event of our proposed dissolution or liquidation, each offering period that commenced prior to the closing of the proposed event will continue for the duration of the offering period, provided that the compensation committee may fix a different date for termination of the plan. The purchase price for our common stock purchased under the plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of the applicable purchase period. The compensation committee will have the power to change the offering dates, purchase dates and duration of offering periods without stockholder approval, if the change is announced prior to the beginning of the affected date or offering period.

     Our 2000 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The plan will terminate 10 years from the date the plan was adopted by our board, unless it is terminated earlier under the terms of the plan. The board will have the authority to amend, terminate or extend the term of the plan, except that no action may adversely affect any outstanding options previously granted under the plan.

     Except for the automatic annual increase of shares described above, stockholder approval will be required to increase the number of shares that may be issued or to change the terms of eligibility under Our 2000 Employee Stock Purchase Plan. The board will be able to make amendments to the plan as it determines to be advisable if the financial accounting treatment for the plan is different from the financial accounting treatment in effect on the date the plan was adopted by the board.

     401(k) Plan. We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Employees who are at least 21 years old and who have been employed with us for at least one year are generally eligible to participate and may enter the plan as of January 1 and July 1 of each year. Participants may make pre-tax contributions to the plan of up to 12% of their eligible earnings, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. There are no matching contributions under the plan. Contributions by the participants to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

EMPLOYMENT ARRANGEMENTS

     All of our employees are at-will employees.

     We have executed an offer letter with Harold Slawik, our senior vice president of corporate development. This letter, effective January 1998, established Mr. Slawik's initial annual base salary at $144,000. Mr. Slawik also received a sign-on bonus of $50,000. In the fiscal year ended January 31, 2000, Mr. Slawik received a salary of $173,333. As a co-founder of Niku, we granted Mr. Slawik the opportunity to purchase 87,500 shares of our common stock which he bought under a common stock purchase agreement in February 1998 at a purchase price of $0.01 per share. These shares were subject to a right of repurchase upon termination of his employment. Our right of repurchase has now lapsed as to all of these shares. Under an option agreement, in January 1998, we granted to Mr. Slawik an option to purchase 350,000 shares of our common stock at an exercise price of $0.01 per share. This option is exercisable as to 25% of the shares upon the first anniversary of the grant date and as to 2.083% of the shares subject to the option each month thereafter. Mr. Slawik has exercised 167,708 of the shares subject to this option.

     We have executed an offer letter with Rhonda Dibachi, our senior vice president of development. This letter, effective May 1998, established Ms. Dibachi's initial annual base salary at $144,000. In the fiscal year ended January 31, 2000, Ms. Dibachi received a salary of $173,333.

     We have executed an offer letter with Kenneth Johnson, our senior vice president of sales. This letter, effective January 1999, established Mr. Johnson's annual base salary at $200,000. Under a restricted stock purchase agreement, in March 1999, Mr. Johnson purchased 250,000 shares of our restricted common stock at a purchase price of $0.10 per share. These shares are subject to our right to repurchase upon termination of his employment. Our right of repurchase lapses as to 25% of the shares upon the first anniversary of the grant date and as to 2.083% of the shares each month thereafter. In March 1999, we loaned Mr. Johnson $24,975, secured by a pledge and security agreement, in connection with his purchase of shares of our restricted common stock. The loan accrues interest at a rate of 4.77% and is due on or before January 4, 2003.

     We have executed an offer letter with Mark Nelson, our chief financial officer. This letter, effective August 1999, established Mr. Nelson's annual base salary at $200,000. Under a restricted stock purchase agreement, in November 1999, Mr. Nelson purchased 350,000 shares of our restricted common stock at a purchase price of $1.00 per share. These shares are subject to our right to repurchase upon termination of his employment. Our right of repurchase lapses as to 25% of the shares upon the first anniversary of the grant date and as to 2.083% of the shares each month thereafter. Our right of repurchase lapses as to all of the shares in the event of a change of control. In November 1999, we loaned Mr. Nelson $349,965, secured by a stock pledge agreement, in connection with his purchase of shares of our restricted common stock. The loan accrues interest at a rate of 6.08% and is due on or before November 18, 2002.

     We have executed an offer letter with Joshua Pickus, our president, vertical markets. This letter, effective November 1999, established Mr. Pickus' annual base salary at $300,000. This agreement also provides that we will make Mr. Pickus a separate payment of $25,000 for every three months of employment during his first two years of employment with us. Under a restricted stock purchase agreement, in November 1999, Mr. Pickus purchased 1,250,000 shares of our restricted common stock at a purchase price of $1.00 per share. These shares are subject to our right to repurchase upon termination of his employment. Our right of repurchase lapses as to 33.33% of the shares upon the first anniversary of employment and as to 2.77% of the shares each month thereafter. Our right of repurchase lapses as to all of the shares in the event of a change of control. In November 1999, we loaned Mr. Pickus $1,249,875, secured by a stock pledge agreement, in connection with his purchase of shares of our restricted common stock. The loan accrues interest at a rate of 6.08% and is due on or before November 1, 2002. Under a separate loan agreement, we loaned Mr. Pickus $200,000. The loan accrues interest at a rate of 8.0% and is due on or before November 11, 2002.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that:

     - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

     - we may indemnify our employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

     - we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding;

     - we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

     - the rights conferred in the bylaws are not exclusive.

     In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnity agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We also intend to obtain directors' and officers' insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

     The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                              CERTAIN TRANSACTIONS

     Other than the employment arrangements described in "Management" and the transactions described below, since we were formed, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeds or will exceed $60,000; and

     - in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

COMMON STOCK TRANSACTIONS

     In January 1998, Farzad Dibachi, our chief executive officer and chairman of the board of directors, purchased 4,000,000 shares of our common stock at a purchase price of $0.01 per share. In January 1998, the Garnett 1996 Children's Trust UTA for the benefit of the children of Terence Garnett, one of our directors, purchased 500,000 shares of our common stock at a purchase price of $0.01 per share. In February 1998, Joshua Pickus, our president, vertical markets, purchased 10,000 shares of our common stock at a purchase price of $0.01 per share and Harold Slawik, our vice president of corporate development, purchased 87,500 shares of our common stock at a purchase price of $0.01 per share.

PREFERRED STOCK FINANCINGS

     In January 1998, we sold a total of 10,000,000 shares of our Series F preferred stock at a purchase price of $0.05 per share. In February, April and May 1998, we sold a total of 5,142,851 shares of our Series A preferred stock at a purchase price of $0.35 per share. In October, November and December 1998, we sold a total of 7,999,992 shares of our Series B preferred stock at a purchase price of $0.75 per share. In May 1999, we sold a total of 9,987,439 shares of our Series C preferred stock at a purchase price of $1.99 per share. In November 1999, we sold a total of 7,998,012 shares of our Series D preferred stock at a purchase price of $5.00 per share.

     Purchasers of our preferred stock include, among others, the following executive officers, directors and holders of more than 5% of our outstanding stock or entities affiliated with them:

                                         SERIES F     SERIES A     SERIES B     SERIES C     SERIES D
                                         PREFERRED    PREFERRED    PREFERRED    PREFERRED    PREFERRED
              STOCKHOLDER                  STOCK        STOCK        STOCK        STOCK        STOCK
              -----------                ---------    ---------    ---------    ---------    ---------
Farzad and Rhonda Dibachi..............  7,500,000      291,428      666,666           --           --
Joshua Pickus..........................         --       28,571       13,333           --           --
Mark Nelson............................         --           --           --           --       10,000
Harold Slawik..........................  2,000,000        5,714           --           --           --
John Chen..............................         --      285,714           --           --           --
Terence Garnett........................  2,000,000    1,857,142      493,333      577,890      500,000
William Raduchel.......................         --      285,714       66,666           --           --
Maynard Webb...........................         --      285,714      133,333       50,251           --
Vector Capital II, L.P.................         --           --           --           --    6,226,195
Entities associated with Venrock
  Associates...........................         --           --    5,173,333    2,437,186      388,000
Entities associated with J.H.
  Whitney..............................         --           --           --    4,522,613      768,208

     Shares for Farzad and Rhonda Dibachi include 1,500,000 shares of our Series F preferred stock and 5,714 shares of our Series A preferred stock held by Florence V, LLC. Mr. Dibachi disclaims beneficial ownership of shares held by Florence V, LLC except to the extent of his percentage interest.

     Shares for Harold Slawik include 1,500,000 shares of our Series F preferred stock and 5,714 shares of our Series A preferred stock held by Florence V, LLC. Mr. Slawik disclaims beneficial ownership of shares held by Florence V, LLC except to the extent of his percentage interest. Also includes 500,000 shares held by the Franklin David Dibachi 1996 Trust, of which Mr. Slawik serves as the trustee.

     Vector Capital II, L.P. acquired its shares as part of the Proamics acquisition.

LOANS TO EXECUTIVE OFFICERS

     In March 1999, we loaned to Kenneth Johnson, our senior vice president of sales, $24,975, secured by a pledge and security agreement, in connection with his purchase of our restricted common stock. This loan accrues interest at a rate of 4.77% and is due on or before January 4, 2003.

     In November 1999, we loaned to Mark Nelson, our chief financial officer, $349,965, secured by a stock pledge agreement, in connection with his purchase of our restricted common stock. The loan accrues interest at a rate of 6.08% and is due on or before November 18, 2002.

     In November 1999, we loaned to Joshua Pickus, our president, vertical markets, $1,249,875, secured by a stock pledge agreement, in connection with his purchase of our restricted common stock. The loan accrues interest at a rate of 6.08% and is due on or before November 1, 2002. We also loaned $200,000 to Mr. Pickus in November 1999 under a separate agreement, and this loan accrues interest at a rate of 8.0% and is due on or before November 11, 2002.

ACQUISITION OF PROAMICS

     In December 1999, we acquired Proamics. In connection with our acquisition of Proamics, Vector Capital II, L.P. received 6,226,195 shares of our Series D preferred stock of which 1,245,239 are held in escrow to secure indemnification obligations of the former stockholders of Proamics. Each share of Series D preferred stock will be converted into one share of our common stock upon the closing of this offering.

PERSONS OR ENTITIES RELATED TO OUR DIRECTORS

     In December 1998, we entered into a software license and services agreement with Sybase pursuant to which we granted Sybase a license to make, install and use copies of our software. We paid Sybase a license fee of $142,500 under this agreement. We paid Sybase an additional $34,644 in support fees. In March 1999, we entered into a software license agreement pursuant to which Sybase granted us a license to use Sybase software. John Chen, one of our directors, is the president, chief executive officer and the chairman of the board of directors of Sybase.

     We executed an offer letter with Angelina Schutz, our vice president of business development. This letter, effective June 1999, established Ms. Schutz's annual base salary at $150,000 and qualified her to receive $150,000 as commission if she meets her revenue quota and management deliverables, and in excess of this amount if she exceeds her targets. Under an option agreement, in June 1999, we granted to Ms. Schutz an option to purchase 150,000 shares of our common stock at an exercise price of $0.25 per share. This option is exercisable as to 25% of the shares upon the first anniversary of the grant date and as to 2.083% of the shares subject to the option each month thereafter. Ms. Schutz is the sister-in-law of Terence Garnett, one of our directors.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information as to the beneficial ownership of our common stock as of January 29, 2000 and as adjusted to reflect the sale of our common stock in this offering by:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - each of our executive officers; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of January 29, 2000 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed stockholder is c/o Niku Corporation, 305 Main Street, Redwood City, California 94063.

     The percentage of common stock outstanding as of January 29, 2000 is based on 61,044,235 shares of common stock outstanding on that date, assuming that all outstanding preferred stock has been converted into common stock.

                                                                  PERCENTAGE OF OUTSTANDING
                                                                  SHARES BENEFICIALLY OWNED
                                           NUMBER OF SHARES    --------------------------------
        NAME OF BENEFICIAL OWNER          BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
        ------------------------          ------------------   ---------------   --------------
Farzad and Rhonda Dibachi(1)............      11,558,094            18.9%             16.7%
Entities and individuals associated with
  Venrock Associates(2).................       7,998,519            13.1              11.6
  2499 Sand Hill Road, Suite 200
  Menlo Park, CA 94025
Vector Capital II, L.P.(3)..............       6,226,195            10.2               9.0
  465 Montgomery Street, 19th Floor
  San Francisco, CA 94104
Terence Garnett(4)......................       5,908,365             9.7               8.6
Entitles and individuals associated with
  J.H. Whitney(5).......................       5,290,821             8.7               7.7
  177 Broad Street
  Stamford, CT 06901
Michael Brooks(6).......................       5,290,821             8.7               7.7
Harold Slawik(7)........................       2,385,297             3.9               3.5
Joshua Pickus(8)........................       1,296,904             2.1               1.9
Maynard Webb(9).........................         533,187               *                 *
Mark Nelson(10).........................         360,000               *                 *
John Chen(11)...........................         352,381               *                 *
William Raduchel(12)....................         344,269               *                 *
Kenneth Johnson(13).....................         250,000               *                 *
All directors and executive officers as
  a group (11 persons)(14)..............      26,773,604            43.7              38.7

---------------
  *  Less than 1%.

 (1) Represents 10,052,380 shares held by The Dibachi Family Trust UDT and 1,505,714 shares held by Florence V, LLC. Mr. Dibachi disclaims beneficial ownership of shares held by Florence V, LLC except to the extent of his percentage interest.

 (2) Represents 3,478,372 shares held by Venrock Associates, 4,500,747 shares held by Venrock Associates II, L.P. and 19,400 shares held by Venrock Entrepreneurs Fund.

 (3) Represents 6,226,195 shares held by Vector Capital II, L.P.

 (4) Represents 1,200,000 shares held by the Garnett Children's Trust UTA, 4,632,988 shares held by the Garnett Family Trust and 75,377 shares held by Mr. Garnett. This number does not include 3,478,372 shares held by Venrock Associates, 4,500,747 shares held by Venrock Associates II, L.P. nor 19,400 shares held by Venrock Entrepreneurs Fund. Mr. Garnett, one of our directors, is a consultant to Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund but does not share voting or dispositive power over the shares held by these entities.

 (5) Represents 5,166,333 shares held by J.H. Whitney III, L.P. and 124,488 shares held by Whitney Strategic Partners III, L.P.

 (6) Represents 5,166,333 shares held by J.H. Whitney III, L.P. and 124,488 shares held by Whitney Strategic Partners III, L.P. Mr. Brooks, one of our directors, is a managing member of the general partner of these entities. Mr. Brooks disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in them.

 (7) Represents 282,708 shares held by Harold Slawik, 75,000 shares held as custodian for Alexander, Cecilia and Abigail Slawik, 1,505,714 shares held by Florence V, LLC, 500,000 shares held by the Franklin David Dibachi 1996 Trust and 21,875 shares subject to options exercisable within 60 days of January 29, 2000 held by Mr. Slawik. Mr. Slawik disclaims beneficial ownership of shares held by Florence V, LLC except to the extent of his percentage interest. Mr. Slawik serves as the trustee of the Franklin David Dibachi 1996 Trust.

 (8) Represents 1,296,904 shares held by the Pickus Family Trust.

 (9) Represents 469,298 shares held by The Webb Family Trust and 63,889 shares subject to options exercisable within 60 days of January 29, 2000 held by Mr. Webb.

(10) Represents 360,000 shares held by Mark Nelson.

(11) Represents 285,714 shares held by the John S. and Sherry H. Chen Family Trust and 66,667 shares subject to options exercisable within 60 days of January 29, 2000 held by Mr. Chen.

(12) Represents 238,714 shares held by The William J. Raduchel Revocable Trust, 38,889 shares subject to options exercisable within 60 days of January 29, 2000 held by Mr. Raduchel and 66,666 shares held by Mr. Raduchel.

(13) Represents 250,000 shares held by Kenneth Johnson.

(14) Represents 26,582,284 shares held by all directors and executive officers as a group and 191,320 shares subject to options exercisable within 60 days of January 29, 2000 held by all directors and executive officers as a group.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the closing of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of January 29, 2000, and assuming the conversion of all outstanding preferred stock into common stock, there were outstanding 61,044,235 shares of our common stock held by approximately 263 stockholders, of which 2,437,083 shares were subject to our right of repurchase, options to purchase 4,921,236 shares of our common stock and warrants to purchase 630,000 shares of our common stock.

COMMON STOCK

     Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may determine.

     Voting rights. Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation. In addition, our certificate of incorporation and bylaws require the approval of two-thirds, rather than a majority, of the shares entitled to vote for certain matters. For a description of these matters, see "-- Anti-Takeover Provisions."

     No preemptive or similar rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Right to receive liquidation distributions. Upon a liquidation, dissolution or winding-up of Niku, the holders of our common stock are entitled to share ratably among themselves in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of our common stock is, and all shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, each outstanding share of our preferred stock will be converted into shares of our common stock. See Note 6 of notes to financial statements for a description of our preferred stock.

     Following the offering, we will be authorized, subject to limitations imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Niku and may adversely affect the market price of the our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

WARRANTS

     In February 1999, we issued to Comdisco a warrant to purchase 30,000 shares of our Series B preferred stock at an exercise price of $0.75 per share. If not sooner exercised, this warrant will remain outstanding for three years after the completion of this offering unless the underwriters request that Comdisco exercise this warrant, in which case the warrant will expire immediately after the completion of this offering.

     In February 1999, we also issued to Comdisco a warrant to purchase 600,000 shares of our Series B preferred stock at an exercise price of $0.75 per share. If not sooner exercised, this warrant will remain outstanding for three years after the completion of this offering unless the underwriters request that Comdisco exercise this warrant, in which case the warrant will expire immediately after the completion of this offering.

REGISTRATION RIGHTS

     As a result of an amended and restated investors' rights agreement dated November 17, 1999, as amended December 8, 1999, among us and some of our stockholders, the holders of 51,319,497 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

     Demand registration rights. At any time after six months following this offering, the holders of at least 50% of the shares having registration rights can request that we register all or a portion of their shares, so long as such registration covers at least 20% of their shares and the total offering price of the shares to the public is at least $20 million. We will only be required to file two registration statements in response to their demand registration rights. We may postpone the filing of a registration statement for up to 120 days twice in a 12 month period if we determine that the filing would be seriously detrimental to us and our stockholders.

     Piggyback registration rights. If we register any securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders to be included in the registration statement due to marketing reasons.

     Form S-3 registration rights. The holders of the shares having registration rights can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $2 million. We may postpone the filing of a registration statement for up to 120 days twice in a 12 month period if we determine that the filing would be seriously detrimental to us and our stockholders.

     We will pay all expenses incurred in connection with the registrations described above, except for underwriters' and brokers' discounts and commissions, which will be paid by the selling stockholders.

     The registration rights described above will expire with respect to a particular stockholder if it can sell all of its shares in a three month period under Rule 144 of the Securities Act. In any event, the registration rights described above will expire five years after this offering is completed.

     Holders of these registration rights have waived the exercise of these registration rights for 180 days following the date of this prospectus.

ANTI-TAKEOVER PROVISIONS

     The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

DELAWARE LAW

     We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets with any "interested stockholder," meaning a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

     - the transaction is approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

CHARTER AND BYLAW PROVISIONS

     Our certificate of incorporation and bylaws provide that:

     - following the completion of this offering, no action shall be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws and that stockholders may not act by written consent;

     - following the completion of this offering, the approval of holders of two-thirds of the shares entitled to vote at an election of directors shall be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and ability of stockholders to take action;

     - stockholders may not call special meetings of the stockholders without advance notice and approval of the stockholders holding at least a majority of the outstanding shares of stock;

     - stockholders may not fill vacancies on the board;

     - following the completion of this offering, our board of directors will be divided into three classes, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms, and directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

     - we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

     These provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Harris Trust & Savings Bank.

LISTING

     We have applied to list our common stock on the Nasdaq National Market under the trading symbol "NIKU."

     A public market for the trading of our common stock has not existed prior to this offering. Although this offering will result in a trading market for our common stock, we do not know how liquid that market might be. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

     Upon the completion of this offering, we will have shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 61,044,235 shares of our common stock will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

 NUMBER OF
  SHARES                                  DATE
 ---------                                ----
  8,000,000   After the date of this prospectus, freely tradable shares
              sold in this offering and shares saleable under Rule 144(k)
              that are not subject to the 180-day lock-up
 40,722,293   After 180 days from the date of this prospectus, the 180-day lock-up terminates and these shares are saleable under Rule
              144 (subject in some cases to volume limitations) or Rule
              144(k) or Rule 701 (subject in some cases to a right of
              repurchase by Niku)
  8,356,137   After November 17, 2000, the one year anniversary of our
              Series D preferred stock financing, these shares are
              saleable under Rule 144 and Rule 701
  8,289,236   After December 8, 2000, the one year anniversary of our
              acquisition of Proamics, these shares are saleable under
              Rule 144 and Rule 701
    167,384   After January 31, 2001, the shares held in escrow pursuant to our Legal Anywhere acquisition are released and these
              shares are saleable under Rule 144 and Rule 701
     64,930   After February 24, 2001, one year after the effective date, these shares are saleable under Rule 144 and Rule 701
  2,245,643   After June 8, 2001, the shares held in escrow pursuant to
              our Proamics acquisition are released and these shares are saleable under Rule 144 and Rule 701
  1,198,612   Thereafter, these shares are saleable under Rule 144 and
              Rule 701

     In connection with the purchase of 1,250,000 shares of our restricted common stock by Joshua Pickus, our president, vertical markets, we loaned Mr. Pickus $1,249,875 secured by a stock pledge agreement. In connection with the purchase of 350,000 shares of our restricted common stock by Mark Nelson, our chief financial officer, we loaned Mr. Nelson $349,965 secured by a stock pledge agreement. The 1,250,000 shares of restricted common stock held by Mr. Pickus and the 350,000 shares of restricted common stock held by Mr. Nelson will be freely tradeable one year after each repays his respective loan in full. However, we intend to file a registration statement on Form S-8 for the resale of these shares 180 days from the date of this prospectus.

RULE 144

     In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including an affiliate of Niku, who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock, which will be approximately 690,442 shares immediately after this offering, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

STOCK OPTIONS

     As of January 29, 2000, options to purchase a total of 4,921,236 shares of our common stock were outstanding, all of which were currently exercisable. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and all shares of our common stock issuable under our stock option and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreement described below. See "Management -- Employee Benefit Plans."

LOCK-UP AGREEMENTS

     We, each of our officers and directors and substantially all of our securityholders have agreed, subject to specified exceptions, not to, without the prior written consent of Goldman, Sachs & Co., offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of our common stock or options to acquire shares of our common stock during the 180-day period following the date of this offering. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting."

     Following this offering, subject to specified blackout periods, holders of 51,319,497 shares of our outstanding common stock will have two demand registration rights with respect to their shares of our common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of our common stock under the Securities Act, or rights to participate in any future registration of securities by us. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock -- Registration Rights."

                                 LEGAL MATTERS

     Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California. As of January 29, 2000, three investment partnerships associated with Fenwick & West LLP beneficially owned an aggregate of 55,126 shares of our common stock.

                                    EXPERTS

     The consolidated balance sheets of Niku Corporation and subsidiaries as of January 31, 1999, and October 31, 1999, and the consolidated statements of operations, stockholders' equity, and cash flows for the year ended January 31, 1999, and the nine months ended October 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated balance sheets of Proamics Corporation and subsidiaries as of December 31, 1998 and September 30, 1999, and the consolidated statements of operations, shareholders' deficit, and cash flows for the years ended December 31, 1997 and 1998, and the nine months ended September 30, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

     The balance sheets of Legal Anywhere, Inc. (formerly Legal Anywhere LLC) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' and members' equity (deficit), and cash flows for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In August 1999, we engaged Ernst & Young LLP as our principal accountant to commence an audit of our financial statements. However, on November 22, 1999, prior to the completion of an audit and the issuance of any opinion, we dismissed Ernst & Young LLP as our principal accountant. On November 22, 1999, we engaged KPMG LLP as our principal accountant. The board of directors has approved the appointment of KPMG LLP as our principal accountant.

     In connection with the services conducted by Ernst & Young LLP for any period there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices or auditing scope or procedures, which, if not resolved to Ernst & Young LLP's satisfaction, would have caused them to reference the subject matter of the disagreement in their opinion, had the audit been completed on the date of their dismissal.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

     We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial data for the first three quarters of each year.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NIKU CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL
  STATEMENTS
     Independent Auditors' Report...........................   F-2
     Consolidated Balance Sheets............................   F-3
     Consolidated Statements of Operations..................   F-4
     Consolidated Statements of Stockholders' Equity
      (Deficit).............................................   F-5
     Consolidated Statements of Cash Flows..................   F-6
     Notes to Consolidated Financial Statements.............   F-7
PROAMICS CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL
  STATEMENTS
     Independent Auditors' Report...........................  F-23
     Consolidated Balance Sheets............................  F-24
     Consolidated Statements of Operations..................  F-25
     Consolidated Statements of Shareholders' Deficit.......  F-26
     Consolidated Statements of Cash Flows..................  F-27
     Notes to Consolidated Financial Statements.............  F-28
LEGAL ANYWHERE, INC. FINANCIAL STATEMENTS
     Independent Auditors' Report...........................  F-37
     Balance Sheets.........................................  F-38
     Statements of Operations...............................  F-39
     Statements of Stockholders' and Members' Equity
      (Deficit).............................................  F-40
     Statements of Cash Flows...............................  F-41
     Notes to Financial Statements..........................  F-42
PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
     Introduction to Unaudited Pro Forma Combined Condensed
      Financial Statements..................................  F-50
     Unaudited Pro Forma Combined Condensed Balance Sheet...  F-51
     Unaudited Pro Forma Combined Condensed Statement of
      Operations............................................  F-52
     Notes to Unaudited Pro Forma Combined Condensed
      Financial Statements..................................  F-54

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Niku Corporation:

     We have audited the accompanying consolidated balance sheets of Niku Corporation and subsidiaries (the Company) as of January 31, 1999 and October 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended January 31, 1999, and for the nine months ended October 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Niku Corporation and subsidiaries as of January 31, 1999 and October 31, 1999, and the results of their operations and their cash flows for the year ended January 31, 1999, and for the nine months ended October 31, 1999, in conformity with generally accepted accounting principles.

                                            /s/ KPMG LLP

Mountain View, California
December 17, 1999, except as to Note 9(d), which is as of January 31, 2000, and Note 9(e), which is as of February 24, 2000.

                       NIKU CORPORATION AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                   PRO FORMA
                                                             JANUARY 31,      OCTOBER 31,            AS OF
                                                                1999              1999          OCTOBER 31, 1999
                                                             -----------    ----------------    ----------------
                                                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................    $ 5,147          $ 17,154
  Short-term investments...................................         --             2,175
  Accounts receivable......................................        165             2,754
  Prepaid expenses and other current assets................        133             1,258
                                                               -------          --------
      Total current assets.................................      5,445            23,341
Deposits and other assets..................................         --               160
Property and equipment, net................................        394             4,406
Goodwill and other intangible assets, net..................        716               831
                                                               -------          --------
                                                               $ 6,555          $ 28,738
                                                               =======          ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................................    $   145          $  3,817
  Accrued liabilities......................................         17             1,753
  Current portion of long-term obligations.................         --             5,502
  Deferred revenue.........................................        497             1,946
                                                               -------          --------
      Total current liabilities............................        659            13,018
Long-term obligations, less current portion................         --               968
                                                               -------          --------
      Total liabilities....................................        659            13,986
                                                               -------          --------
Commitments
Redeemable convertible preferred stock and warrants,
  $0.0001 par value; actual -- 23,400,000 and 34,272,843
  shares authorized as of January 31, 1999 and October 31,
  1999, respectively; 23,142,843 and 33,130,282 shares
  issued and outstanding as of January 31, 1999 and October
  31, 1999, respectively; aggregate liquidation preference
  of $8,300 and $33,269 as of January 31, 1999 and October
  31, 1999, respectively; pro forma -- no shares
  authorized, issued or outstanding........................      8,259            28,580            $     --
                                                               -------          --------
Stockholders' equity (deficit):
  Preferred stock, $0.0001 par value; actual -- no shares
    authorized, issued or outstanding; pro forma --
    10,000,000 shares authorized; no shares issued and
    outstanding............................................         --                --                  --
  Common stock, $0.0001 par value; actual -- 50,000,000
    shares authorized as of January 31, 1999 and October
    31, 1999; 5,959,995 and 7,106,118 shares issued and
    outstanding as of January 31, 1999 and October 31,
    1999, respectively; pro forma -- 100,000,000 shares
    authorized; 48,234,412 shares issued and outstanding...          1                 1                   5
  Additional paid-in capital...............................      2,277            10,100              38,676
  Treasury stock...........................................         --               (30)                (30)
  Deferred stock-based compensation........................     (1,576)           (7,238)             (7,238)
  Notes receivable from stockholders.......................        (45)             (108)               (108)
  Accumulated deficit......................................     (3,020)          (16,553)            (16,553)
                                                               -------          --------            --------
      Total stockholders' equity (deficit).................     (2,363)          (13,828)           $ 14,752
                                                               -------          --------            ========
      Total liabilities and stockholders' equity
(deficit)..................................................    $ 6,555          $ 28,738
                                                               =======          ========

          See accompanying notes to consolidated financial statements.

                       NIKU CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        NINE MONTHS ENDED
                                                        YEAR ENDED         OCTOBER 31,
                                                        JANUARY 31,   ----------------------
                                                           1999          1998         1999
                                                        -----------   -----------   --------
                                                                      (UNAUDITED)
Revenues:
  License.............................................    $    --       $    --     $  1,962
  Services............................................         15            --        1,014
                                                          -------       -------     --------
     Total revenues...................................         15            --        2,976
                                                          -------       -------     --------
Cost of revenues:
  License.............................................         --            --          174
  Services............................................          4            --          429
                                                          -------       -------     --------
     Total cost of revenues...........................          4            --          603
                                                          -------       -------     --------
     Gross profit.....................................         11            --        2,373
                                                          -------       -------     --------
Operating expenses:
  Research and development............................      1,610           849        6,062
  Sales and marketing.................................        290            75        5,983
  General and administrative..........................        996           720        1,837
  Stock-based compensation............................        245            77        2,018
  Amortization of goodwill and other intangible
     assets...........................................         20            --          184
                                                          -------       -------     --------
     Total operating expenses.........................      3,161         1,721       16,084
                                                          -------       -------     --------
     Operating loss...................................     (3,150)       (1,721)     (13,711)
Interest income.......................................        130            56          519
Interest expense......................................         --            --         (341)
                                                          -------       -------     --------
     Net loss.........................................    $(3,020)      $(1,665)    $(13,533)
                                                          =======       =======     ========
Basic and diluted net loss per share..................    $ (0.62)      $ (0.35)    $  (2.31)
                                                          =======       =======     ========
Shares used in computing basic and diluted net loss
  per share...........................................      4,882         4,800        5,871
                                                          =======       =======     ========
Pro forma basic and diluted net loss per share........    $ (0.14)                  $  (0.38)
                                                          =======                   ========
Shares used in computing pro forma basic and diluted
  net loss per share..................................     20,853                     35,306
                                                          =======                   ========

          See accompanying notes to consolidated financial statements.

                       NIKU CORPORATION AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                          NOTES
                                              COMMON STOCK      ADDITIONAL                DEFERRED      RECEIVABLE
                                           ------------------    PAID-IN     TREASURY   STOCK-BASED        FROM       ACCUMULATED
                                            SHARES     AMOUNT    CAPITAL      STOCK     COMPENSATION   STOCKHOLDERS     DEFICIT
                                           ---------   ------   ----------   --------   ------------   ------------   -----------
Issuance of common stock to founding
 investors...............................  3,962,500    $  1     $    38     $    --      $    --         $  --        $     --
Issuance of common stock.................    850,000      --           9          --           --            --              --
Issuance of common stock for note
 receivable..............................    450,000      --          45          --           --           (45)             --
Issuance of common stock in connection
 with the exercise of employee stock
 options.................................    172,500      --          10          --           --            --              --
Issuance of common stock in connection
 with the acquisition of Alyanza
 Corporation.............................    524,995      --         354          --           --            --              --
Deferred compensation related to stock
 option grants...........................         --      --       1,733                   (1,733)           --              --
Amortization of stock-based
 compensation............................         --      --          --                      157            --              --
Non-employee stock compensation..........         --      --          88          --           --            --              --
Net loss.................................         --      --          --          --           --            --          (3,020)
                                           ---------    ----     -------     -------      -------         -----        --------
Balances as of January 31, 1999..........  5,959,995       1       2,277                   (1,576)          (45)         (3,020)
Issuance of common stock for notes
 receivable..............................    700,000      --          93          --           --           (93)             --
Issuance of common stock in connection
 with the exercise of employee stock
 options.................................    746,123      --          50          --           --            --              --
Repurchase of common stock in settlement
 of notes receivable from stockholders...   (300,000)     --          --         (30)          --            30              --
Deferred stock compensation related to
 stock option grants.....................         --      --       7,554                   (7,554)           --              --
Amortization of stock-based
 compensation............................         --      --          --          --        1,892            --              --
Non-employee stock compensation..........         --      --         126          --           --            --              --
Net loss.................................         --      --          --          --           --            --         (13,533)
                                           ---------    ----     -------     -------      -------         -----        --------
Balances as of October 31, 1999..........  7,106,118    $  1     $10,100     $   (30)     $(7,238)        $(108)       $(16,553)
                                           =========    ====     =======     =======      =======         =====        ========


                                                TOTAL
                                            STOCKHOLDERS'
                                           EQUITY (DEFICIT)
                                           ----------------
Issuance of common stock to founding
 investors...............................      $     39
Issuance of common stock.................             9
Issuance of common stock for note
 receivable..............................            --
Issuance of common stock in connection
 with the exercise of employee stock
 options.................................            10
Issuance of common stock in connection
 with the acquisition of Alyanza
 Corporation.............................           354
Deferred compensation related to stock
 option grants...........................            --
Amortization of stock-based
 compensation............................           157
Non-employee stock compensation..........            88
Net loss.................................        (3,020)
                                               --------
Balances as of January 31, 1999..........        (2,363)
Issuance of common stock for notes
 receivable..............................            --
Issuance of common stock in connection
 with the exercise of employee stock
 options.................................            50
Repurchase of common stock in settlement
 of notes receivable from stockholders...            --
Deferred stock compensation related to
 stock option grants.....................            --
Amortization of stock-based
 compensation............................         1,892
Non-employee stock compensation..........           126
Net loss.................................       (13,533)
                                               --------
Balances as of October 31, 1999..........      $(13,828)
                                               ========

          See accompanying notes to consolidated financial statements.

                       NIKU CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR           NINE MONTHS ENDED
                                                               ENDED             OCTOBER 31,
                                                            JANUARY 31,    -----------------------
                                                               1999           1998          1999
                                                            -----------    -----------    --------
                                                                           (UNAUDITED)
Cash flows from operating activities:
    Net loss..............................................    $(3,020)       $(1,665)     $(13,533)
    Adjustments to reconcile net loss to net cash used for
      operating activities:
      Depreciation and amortization.......................         28             16           300
      Amortization of stock-based compensation............        157             77         1,892
      Revenue resulting from non-monetary exchange for
         computer equipment and software and services.....         --             --        (1,170)
      Expense resulting from non-monetary exchange for
         services.........................................         --             --           154
      Amortization of debt discount.......................         --             --           128
      Amortization of goodwill and other intangible
         assets...........................................         20             --           184
      Non-employee stock-based compensation expense.......         88             --           126
      Changes in operating assets and liabilities:
         Accounts receivable..............................       (165)           (13)       (2,590)
         Prepaid expenses and other current assets........         --            (13)       (1,141)
         Accounts payable.................................         --              2         3,665
         Accrued liabilities..............................         --             --         1,739
         Deferred revenue.................................         88             --         1,449
                                                              -------        -------      --------
           Net cash used for operating activities.........     (2,804)        (1,596)       (8,797)
                                                              -------        -------      --------
Cash flows from investing activities:
    Purchases of property and equipment...................       (193)          (119)       (2,935)
    Purchases of short-term investments...................         --             --        (2,175)
    Other assets..........................................         --             --          (160)
    Cash portion of Alyanza acquisition...................       (173)            --            --
    Purchase of intangible asset..........................         --             --          (301)
                                                              -------        -------      --------
           Net cash used for investing activities.........       (366)          (119)       (5,571)
                                                              -------        -------      --------
Cash flows from financing activities:
    Net proceeds from sale of redeemable convertible
      preferred stock.....................................      8,259          7,627        19,811
    Issuance of common stock..............................         58             48            56
    Proceeds from debt and detachable warrants............         --             --         7,643
    Repayment of debt and capital lease obligations.......         --             --        (1,135)
                                                              -------        -------      --------
           Net cash provided by financing activities......      8,317          7,675        26,375
                                                              -------        -------      --------
Net increase in cash and cash equivalents.................      5,147          5,960        12,007
Cash and cash equivalents at beginning of period..........         --             --         5,147
                                                              -------        -------      --------
Cash and cash equivalents at end of period................    $ 5,147        $ 5,960      $ 17,154
                                                              =======        =======      ========
Noncash financing and investing activities:
    Property and equipment acquired under capital lease
      obligations.........................................    $    --        $    --      $    345
                                                              =======        =======      ========
    Common stock issued for notes receivable..............    $    45        $    45      $     93
                                                              =======        =======      ========
    Common stock issued for acquisition...................    $   354        $    --      $     --
                                                              =======        =======      ========
    Repurchase of common stock in settlement of notes
      receivable from stockholders........................    $    --        $    --      $     30
                                                              =======        =======      ========
    Deferred stock-based compensation.....................    $ 1,821        $    --      $  7,680
                                                              =======        =======      ========
    Deferred revenue resulting from non-monetary exchange
      for computer equipment, software and maintenance....    $   362        $    --      $     --
                                                              =======        =======      ========

          See accompanying notes to consolidated financial statements.

                       NIKU CORPORATION AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION AND BASIS OF PRESENTATION

     Niku Corporation (Niku or the Company) was incorporated in Delaware on January 8, 1998. Niku provides Internet software and offers an online marketplace for the sourcing, management and delivery of professional services. Niku's operations for the period from January 8, 1998, (inception) through January 31, 1998, were not significant and are included in the Company's results of operations for the year ended January 31, 1999.

     The Company has a fiscal year that ends on the Saturday nearest January 31. Fiscal year 1999 was a 52-week year. For presentation purposes, the consolidated financial statements and notes refer to the calendar month end.

(b) BASIS OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Niku and its wholly-owned subsidiaries, Niku Canada, Niku Europe and Niku Australia. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) REVENUE RECOGNITION

     The Company has adopted Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, since inception. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements.

     To date, the Company has derived its revenue from licenses of its eNiku products, maintenance and support and delivery of implementation consulting services. The Company sells its products primarily through its direct sales force.

     Revenue recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair values of the elements, such as software products, maintenance and support, and consulting services. The determination of fair value is based on objective evidence which is specific to the Company.

     Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Niku obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. In addition, sales to channel partners are recognized upon sell-through to the end-user customer. The Company considers all arrangements with payment terms extending beyond three months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. As payments become due from the customer, the initial amounts are first allocated to deferred revenue elements such as maintenance and support and consulting services. If collectibility is not considered probable, revenue is recognized when the fee is collected.

     Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. Maintenance and support revenue is deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

     Arrangements involving nonmonetary exchanges of the Company's products for customer products or services are recognized as revenue when the following three conditions have been met: (1) The fair value of the products received is objectively determinable; (2) The product received will not be incorporated into or integrated with Niku products; and (3) The product received will be used internally by Niku in a manner consistent with its fair value.

     The Company recognizes revenue on a sale to an application service provider customer as this customer either deploys the Company's software internally or as the customer sells through the software to end users. The Company also entered into a three year hosting agreement with this customer that initially rendered the combined arrangement a nonmonetary transaction, as the Company's license fee was substantially identical to its commitments under the hosting agreement. A subsequent modification to this hosting agreement, where the Company committed to pay this customer for the hosting arrangement significantly more than the Company's license fee, caused the Company to account for its revenue with this partner as monetary, in accordance with Emerging Issues Task Force Issue No. 86-29, Nonmonetary Transactions: Magnitude of Boot and Exceptions to the Use of Fair Value, interpretation of Accounting Principles Board No. 29, Accounting for Nonmonetary Transactions.

     The Company also enters into arrangements with consulting organizations considered Niku Partner Network (NPN) customers. NPN arrangements exist when Niku enters into an arrangement with a consulting organization, who has become a customer of Niku, to use the NPN's consultants as preferred third party providers for implementation services to Niku customers or to use the NPN's consultants internally as codevelopment experts in developing future versions of Niku product functionality. In most of the NPN customer arrangements Niku commits to the use of a minimum dollar value of the NPN customer's professional services. NPN customer transactions in which Niku commits to the use of a minimum dollar value of an NPN customer's professional services are considered either monetary or nonmonetary depending on whether the net cash received or paid by Niku (representing the excess of Niku's product sale to the NPN over the fair value of the committed professional services or the excess of the fair value of the committed professional services over the Niku product sale, respectively) exceeds 25% of the fair value of the exchange. If the net cash received or paid by Niku exceeds 25% of the fair value of the exchange, the exchange is considered monetary and the Company will recognize revenue in accordance with EITF No. 86-29. This revenue to be recognized is limited at any time to the fair value of the NPN's professional services used by Niku. If the net cash received or paid by Niku does not exceed 25% of the fair value of the exchange, the exchange is considered nonmonetary and revenue is only recognized when Niku uses the NPN's professional services time for internal use as codevelopment experts in developing future versions of Niku product functionality.

     Deferred revenue includes amounts billed to customers for which revenues have not been recognized which generally results from the following: (1) Deferred maintenance and support; (2) Consulting services not yet rendered; (3) Amounts billed to channel partners for Niku products not yet sold through to end-user customers; (4) Amounts billed to customers with extended payments terms which are not yet due; and (5) Amounts billed under monetary NPN arrangements in excess of NPN professional services used by Niku.

     Revenue recognized during the nine months ended October 31, 1999, from arrangements involving nonmonetary exchanges of the Company's products for customer products and services totaled approximately $1,371,000. There were no corresponding cost of revenues related to these transactions. An aggregate of $1,032,000 of equipment and software was

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

acquired for internal use as part of these arrangements, and $154,000 of research and development expenses was recorded for the nine months ended October 31, 1999 relating to NPN professional services for internal use as codevelopment experts. Revenue recognized during the nine months ended October 31, 1999, from monetary NPN customer arrangements and the arrangement with the application service provider totaled approximately $676,000. There were no corresponding cost of revenues relating to these transactions.

(d) INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA BALANCE SHEET INFORMATION

     In fiscal 2000, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO). Following the closing of the Company's IPO, the number of authorized shares of preferred stock and common stock will be 10,000,000 and 250,000,000, respectively. If the offering is consummated under the terms presently anticipated, all the then outstanding shares of the Company's redeemable convertible preferred stock will automatically convert into shares of common stock on a one-for-one basis upon the closing of the proposed IPO. The pro forma balance sheet information reflects the conversion of all of the redeemable convertible preferred stock as if it had occurred on October 31, 1999.

(e) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of less than 90 days at the date of purchase. The Company is exposed to credit risk in the event of default by the financial institutions or the issuers of these investments to the extent of the amounts recorded on the balance sheet in excess of amounts that are insured by the FDIC. As of January 31, 1999, and October 31, 1999, cash equivalents consisted principally of a money market account and commercial paper. As defined in a debt agreement with a lender, the Company is required to maintain a cash balance with the lender of $6.0 million.

(f) ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

     The Company classifies its investments in debt securities as available-for-sale. Available-for-sale securities are carried at fair value, with any unrealized gains or losses recorded as a component of other cumulative comprehensive income (loss).

(g) FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The carrying value of the Company's financial instruments, including cash and cash equivalents, short-term investments and accounts receivable approximates fair market value. Financial instruments that subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.

     The Company sells its products principally to independent professional services organizations, professional service organizations of product companies, internal IT departments and individual professionals. Credit risk is concentrated in North America. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company has had no write-offs of accounts receivable and, based on an ongoing evaluation of its accounts receivable collectibility and customer creditworthiness, has recorded a $100,000 allowance for doubtful accounts receivable during the period ended October 31, 1999.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

(h) PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term.

(i) GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets were generated in the acquisition of Alyanza Software Corporation (Alyanza). Such assets are being amortized on a straight-line basis over three years and consist of goodwill, developed technology, and assembled workforce.

(j) IMPAIRMENT OF LONG-LIVED ASSETS

     Niku evaluates its long-lived assets, including goodwill and certain identifiable intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k) RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred until technological feasibility has been established. To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, no development costs have been capitalized.

(l) ADVERTISING COSTS

     Niku's policy is to expense advertising costs as incurred. Niku's advertising and promotion expense was $-- and $599,000 for the year ended January 31, 1999, and the nine months ended October 31, 1999, respectively.

(m) USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(n) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts to be recovered.

(o) STOCK-BASED COMPENSATION

     The Company uses the intrinsic-value method to account for all of its employee stock-based compensation plans. Expense associated with stock-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board (FASB) Interpretation No. 28.

(p) FOREIGN CURRENCY TRANSACTIONS

     The functional currency for the Company's foreign subsidiaries is the U.S. dollar. Accordingly, such entities remeasure monetary assets and liabilities at exchange rates in effect as of each reporting date while nonmonetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during each such period, except for depreciation, which is remeasured at historical rates. Remeasurement adjustments and transactions gains and losses are recognized in income in the period of occurrence and have not been significant to date.

(q) COMPREHENSIVE LOSS

     The Company did not have any significant components of other comprehensive loss for the year ended January 31, 1999, and the nine months ended October 31, 1999.

(r) UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the Company's results of operations and its cash flows for the nine months ended October 31, 1998.

(s) NET LOSS PER SHARE

     Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock, excluding shares of restricted stock subject to repurchase summarized below. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the if-converted basis. The following potential common shares have been

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

excluded from the computation of diluted net loss per share for all periods presented because the effect would have been anti-dilutive (in thousands):

                                                                       NINE MONTHS ENDED
                                                      YEAR ENDED          OCTOBER 31,
                                                      JANUARY 31,    ---------------------
                                                         1999           1998         1999
                                                      -----------    -----------    ------
                                                                     (UNAUDITED)
Shares issuable under stock options.................     3,474          2,089        3,629
Shares of restricted stock subject to repurchase....       450            450          959
Shares issuable pursuant to warrants to purchase
  convertible preferred stock.......................        --             --          630
Shares of redeemable convertible preferred stock on
  an "as if converted" basis........................    23,143         22,103       33,130

     The weighted-average exercise price of stock options was $0.08 for the years ended January 31, 1999, and $0.06 and $0.26 for the nine months ended October 31, 1998 and 1999, respectively. The weighted-average purchase price of restricted stock was $0.10 for the year ended January 31, 1999, and $0.10 and $0.12 for the nine months ended October 31, 1998 and 1999, respectively. The exercise price of warrants was $0.75 for the nine months ended October 31, 1999.

     Pro forma basic and diluted net loss per share is presented for the year ended January 31, 1999, and the nine months ended October 31, 1999, to reflect per share data assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock on a one-for-one basis, as if the conversion had taken place at the beginning of fiscal 1999 or at the date of issuance if later. This data is unaudited.

(t) RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the Company expects that the adoption of SFAS No. 133 will not have a material impact on its consolidated financial position, results of operations, or cash flows. The Company will be required to adopt SFAS No. 133 in fiscal 2001.

(2) BALANCE SHEET COMPONENTS

(a) SHORT-TERM INVESTMENTS

     All of the Company's investments are considered available-for-sale securities and consisted of corporate bonds and commercial paper as of October 31, 1999. The entire short-term investment balance is due within one year. Investments totaling $6.4 million are included in cash and cash equivalents at October 31, 1999. Realized and unrealized gains and losses for available-for-sale securities were immaterial for all periods presented.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

(b) PROPERTY AND EQUIPMENT

     Property and equipment, net consisted of the following (in thousands):

                                                              JANUARY 31,    OCTOBER 31,
                                                                 1999           1999
                                                              -----------    -----------
Computer equipment and office equipment.....................     $314          $1,179
Software....................................................       95           1,191
Furniture and fixtures......................................       13           1,404
Leasehold improvements......................................       --             960
                                                                 ----          ------
                                                                  422           4,734
Accumulated depreciation and amortization...................       28             328
                                                                 ----          ------
                                                                 $394          $4,406
                                                                 ====          ======

     Equipment under capital leases aggregated $345,000 as of October 31, 1999. Accumulated amortization on the assets under capital leases aggregated $35,000 as of October 31, 1999.

(3) ACQUISITION OF ALYANZA

     In December 1998, Niku completed the acquisition of Alyanza, a privately held software company in San Diego, California. Niku issued 525,000 shares of its common stock and paid $135,000 cash for all of Alyanza's outstanding capital stock. In addition, Niku assumed certain liabilities of Alyanza totaling $208,000 and incurred merger-related costs of approximately $38,000. The transaction was accounted for as a purchase. The purchase price of approximately $735,000 was allocated $100,000 to developed technology, $200,000 to assembled workforce, and $435,000 goodwill. Pro forma revenues, net loss and basic and diluted net loss per share for the year ended January 31, 1999, would have been $95,000, $3,652,000 and $0.69, respectively. The pro forma amounts give effect to the acquisition of Alyanza as it had occurred on February 1, 1998.

(4) DEBT

     In February 1999, the Company entered into an agreement with a lender for a $3,000,000 loan with an annual interest rate of 12%. The agreement calls for equal monthly payments of principal and interest beginning July 1999 through February 2002. The Company has the option to prepay the loan after 12 months from the loan commencement date with a prepayment penalty of 1% of the then outstanding balance (along with any unpaid accrued interest). The prepayment penalty does not apply if the prepayment is in conjunction with a merger or initial public offering. In connection with the $3,000,000 loan, the Company issued warrants to purchase 600,000 shares of its Series B redeemable convertible preferred stock at an exercisable price of $0.75 per share. The warrant expires the earlier of February 2006, or three years after an initial public offering of the Company's common stock. The fair value of the warrants issued, calculated using the Black-Scholes option pricing model, using $1.10 as the fair value of the underlying redeemable convertible preferred stock and the following weighted-average assumptions: no dividends; contractual life of seven years; risk-free interest rate of 6.00%; expected volatility of 70%, was $510,000. This amount will be amortized on a straight-line basis over the term of the loan. As of October 31, 1999, the aggregate future maturities for the three months ended January 31, 2000, and for fiscal 2001 and 2002 were $350,000, $1,140,000, and $1,284,000, respectively. This loan is secured by our net tangible assets.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

     In September 1999, the Company entered into a revolving line of credit agreement with a lender for a line of credit up to $4,000,000 bearing interest at the prime rate plus 1% (8.25% October 31, 1999). As of October 31, 1999, the Company has an outstanding principal balance of approximately $3,771,000. Interest payments are due monthly with the outstanding principal balance due October 1, 2000. This debt agreement contains certain financial covenants requiring that the Company maintain a minimum cash balance of $6.0 million and a tangible net worth of $9.0 million. This loan is secured by our tangible assets.

(5) LEASES AND COMMITMENTS

     In February 1999, the Company entered into a master lease agreement for equipment specifically approved by the lessor up to an aggregate price of $500,000. As of October 31, 1999, the Company had drawn down approximately $345,000 related to this agreement. In conjunction with the agreement, the Company granted the lessor warrants to purchase 30,000 shares of its Series B redeemable convertible preferred stock at an exercise price of $0.75 per share. The warrants expire the earlier of February 2006, or three years after an initial public offering of the Company's common stock. The fair value of the warrants issued, calculated using the Black-Scholes option pricing model, using $1.10 as the fair value of the underlying redeemable convertible preferred stock and the following weighted-average assumptions: no dividends; contractual life of seven years; risk-free interest rate of 6.00%; expected volatility of 70%, was not material.

     In May 1999, Niku entered into a noncancelable operating lease for its facilities expiring in August 2005.

     Future minimum lease payments as of October 31, 1999, were as follows (in thousands):

                                                              CAPITAL    OPERATING
                        FISCAL YEAR                           LEASES      LEASES
                        -----------                           -------    ---------
2000 (three months).........................................   $ 38       $   959
2001........................................................    149           952
2002........................................................    140         1,985
2003........................................................     12         2,059
2004........................................................     --         2,140
Thereafter..................................................     --         3,748
                                                               ----       -------
  Total minimum lease payments..............................    339       $11,843
                                                                          =======
Less amount representing imputed interest...................     30
                                                               ----
Present value of minimum lease payments.....................    309
Less current portion........................................    132
                                                               ----
Capital lease obligation, less current portion..............   $177
                                                               ====

     The Company's rent expense was $79,000 for the year ended January 31, 1999 and $61,000 and $501,000 for the nine months ended October 31, 1998 and 1999, respectively.

     The Company has entered into certain strategic relationships with its NPN customers, an application service provider, and CNET. As part of these arrangements the Company has committed to pay these entities for services amounts aggregating $2,450,000 for the period from November 1, 1999 to January 31, 2000, and $4,013,000 and $952,000 for fiscal years 2001 and 2002 respectively.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

(6) STOCKHOLDERS' EQUITY

(a) REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS

     Redeemable convertible preferred stock outstanding as of October 31, 1999, is as follows:

                                                                   ISSUED
                                                     SHARES          AND         CARRYING
                                                   DESIGNATED    OUTSTANDING       VALUE
                                                   ----------    -----------    -----------
Series:
  Series F.......................................  10,000,000    10,000,000     $   493,000
  Series A.......................................   5,142,851     5,142,851       1,791,000
  Series B.......................................   8,629,992     7,999,992       5,975,000
  Series C.......................................  10,500,000     9,987,439      19,811,000
                                                   ----------    ----------     -----------
                                                   34,272,843    33,130,282     $28,070,000
                                                   ==========    ==========     ===========

     The Company has warrants to purchase 630,000 shares of Series B redeemable convertible preferred stock outstanding as of October 31, 1999, with a carrying value of $510,000. (See Notes 4 and 5)

     The rights, preferences, and privileges of the holders of Series F, A, B, and C redeemable convertible preferred stock are as follows:

     - Dividends are noncumulative and payable only upon declaration by the Company's Board of Directors at a rate of $0.0025, $0.0175, $0.0375, and $0.10 per share for Series F, A, B, and C redeemable convertible preferred stock, respectively.

     - Holders of Series F, A, and B redeemable convertible preferred stock have a liquidation preference of $0.05, $0.35, and $0.75, respectively, plus any declared but unpaid dividends, over holders of common stock. Holders of Series C redeemable convertible preferred stock have a liquidation preference of $2.50 per share through the first anniversary date of the issuance, $3.125 per share through the second anniversary date of the issuance, and $3.91 per share through the third anniversary date of the issuance, plus any declared but unpaid dividends, over holders of common stock.

     - Each share of Series F, A, B, and C convertible preferred stock is convertible at any time into one share of common stock subject to certain antidilution provisions.

     - Each holder of convertible preferred stock has voting rights equal to the number of shares of common stock into which such shares could be converted.

     - At any time after May 13, 2006, upon notification by not less than two-thirds of the holders of the Series C redeemable convertible preferred stock, the Company must redeem all of the outstanding redeemable convertible preferred stock in four equal installments beginning on the first anniversary of the date of redemption by paying in cash a sum per share equal to the original issuance price plus declared but unpaid dividends.

(b) STOCK PLANS

     The Company is authorized to issue up to 8,000,000 shares of common stock in connection with its 1998 stock option plan (the 1998 Plan) to directors, employees, and consultants. The Plans provide for the issuance of stock purchase rights, incentive stock options, or nonstatutory stock options.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

     The stock purchase rights are subject to a restricted stock purchase agreement whereby the Company has the right to repurchase the stock upon the voluntary or involuntary termination of the purchaser's employment with the Company at the original issuance cost. The Company's repurchase right lapses at a rate determined by the stock plan administrator, but at a minimum rate of 20% per year. Through October 31, 1999, the Company has issued 1,445,750 shares under restricted stock purchase agreements, of which 300,000 shares have been repurchased and 959,000 shares are subject to repurchase at a weighted-average price of $0.12 per share. Certain of these restricted shares were issued to officers of the Company for full recourse promissory notes with interest rates ranging from 4.77% to 6.08% and terms of four years.

     Under the Plan, the exercise price for incentive stock options is at least 100% of the stock's fair market value on the date of grant for employees owning 10% or less of the voting power of all classes of stock, and at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options, the exercise price is also at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock and no less than 85% for employees owning 10% or less of the voting power of all classes of stock.

     Under the Plan, options generally expire in 10 years. However, the term of the options may be limited to 5 years if the optionee owns stock representing more than 10% of the voting power of all classes of stock. Vesting periods are determined by the Company's Board of Directors and generally provide for shares to vest ratably over a 5-year period.

     As of October 31, 1999, there were 2,302,250 additional shares available for grant under the 1998 stock option plans.

(c) STOCK-BASED COMPENSATION

     The Company uses the intrinsic-value method in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for any of its stock options granted or restricted stock sold because the exercise price of each option or purchase price of each share of restricted stock equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option or purchase date of each restricted stock share, except for stock options granted and restricted stock sold from January 31, 1998 through October 31, 1999. With respect to the stock options granted and restricted stock sold from January 31, 1998 to October 31, 1999, the Company recorded deferred stock compensation of $9,287,000 for the difference at the grant or issuance date between the exercise price of each stock option granted or purchase price of each restricted share sold and the fair value of the underlying common stock. This amount is being amortized on an accelerated basis over the vesting period, generally four to five years, consistent with the method described in FASB Interpretation No. 28. Amortization of the October 31, 1999 balance of deferred stock-based compensation for the three months ended January 29, 2000, fiscal years ended 2001, 2002, 2003 and nine months ended October 31, 2003 would approximate $1,300,000, $3,700,000, $1,500,000, $613,000 and $75,000, respectively. The amortization of deferred stock compensation, combined

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

with the expense associated with stock options granted to non-employees, relates to the following items in the accompanying consolidated statements of operations (in thousands):

                                                                   NINE MONTHS ENDED
                                                YEAR ENDED     --------------------------
                                                JANUARY 31,    OCTOBER 31,    OCTOBER 31,
                                                   1999           1998           1999
                                                -----------    -----------    -----------
Cost of revenues..............................     $ --            $--          $   17
Research and development......................       90             28             597
Sales and marketing...........................       56              7           1,140
General and administrative....................       99             42             264
                                                   ----            ---          ------
  Total.......................................     $245            $77          $2,018
                                                   ====            ===          ======

     Had compensation costs been determined in accordance with SFAS No. 123 for all of the Company's stock-based compensation plans, net loss (in thousands) and basic and diluted net loss per share would have been as follows:

                                                                            NINE MONTHS
                                                             YEAR ENDED        ENDED
                                                             JANUARY 31,    OCTOBER 31,
                                                                1999           1999
                                                             -----------    -----------
Net loss:
  As reported..............................................    $(3,020)      $(13,533)
  Pro forma................................................    $(3,031)      $(13,607)
Basic and diluted net loss per share:
  As reported..............................................    $ (0.62)      $  (2.31)
  Pro forma................................................    $ (0.62)      $  (2.32)

     The fair value of each option was estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividends; risk-free interest rate of 4.97% and 5.78% for the year ended January 31, 1999, and the nine months ended October 31, 1999, respectively; and expected life of 4 years for the year ended January 31, 1999, and the nine months ended October 31, 1999, respectively.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

     A summary of the status of the Company's options under the Plans, is as follows:

                                                 YEAR ENDED           NINE MONTHS ENDED
                                              JANUARY 31, 1999         OCTOBER 31, 1999
                                           ----------------------   ----------------------
                                                        WEIGHTED-                WEIGHTED-
                                                         AVERAGE                  AVERAGE
                                             NUMBER     EXERCISE      NUMBER     EXERCISE
                                           OF SHARES      PRICE     OF SHARES      PRICE
                                           ----------   ---------   ----------   ---------
Outstanding at beginning of
  year/period............................          --     $  --      3,473,500     $0.08
Granted..................................   4,277,000      0.08      1,973,500      0.54
Forfeited................................    (181,000)     0.10       (371,750)     0.10
Exercised................................    (622,500)     0.08     (1,446,123)     0.14
                                           ----------               ----------
Outstanding at end of year/period........   3,473,500      0.08      3,629,127      0.26
                                           ==========               ==========
Options exercisable at end of
  year/period............................     893,249      0.10        241,678      0.07
                                           ==========               ==========
Weighted-average fair value of options
  granted during the period with exercise
  prices equal to fair value at date of
  grant..................................   1,512,500      0.02             --        --
Weighted-average fair value of options
  granted during the period with exercise
  prices less than fair value at date of
  grant..................................   2,764,500      0.73      1,973,500      3.37

     As of October 31, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding options were as follows:

                        OPTIONS OUTSTANDING
                -----------------------------------
                             WEIGHTED-                 OPTIONS EXERCISABLE
                              AVERAGE                 ---------------------
                             REMAINING    WEIGHTED-               WEIGHTED-
   RANGE OF      NUMBER     CONTRACTUAL    AVERAGE     NUMBER      AVERAGE
   EXERCISE        OF          LIFE       EXERCISE       OF       EXERCISE
    PRICES       SHARES       (YEARS)       PRICE      SHARES       PRICE
   --------     ---------   -----------   ---------   ---------   ---------
    $0.01         517,709       8.19        $0.01       85,417      $0.01
    $0.10       1,431,668       8.92         0.10      150,011       0.10
    $0.25       1,158,000       9.61         0.25        6,250       0.25
    $1.00         521,750      10.00         1.00           --         --
                ---------                   -----      -------      -----
                3,629,127                   $0.26      241,678      $0.07
                =========                   =====      =======      =====

(7) INCOME TAXES

     The differences between the income tax expense (benefit) computed at the federal statutory rate and the Company's tax provision for all periods presented primarily relate to net operating losses not benefited.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

     The individual components of the Company's deferred tax assets are as follows (in thousands):

                                                              JANUARY 31,    OCTOBER 31,
                                                                 1999           1999
                                                              -----------    -----------
Net operating loss carryovers...............................    $ 1,071        $ 5,451
Credit carryforward.........................................        129            129
Other.......................................................         --             97
                                                                -------        -------
          Total deferred tax assets.........................      1,200          5,677
Valuation allowance.........................................     (1,200)        (5,677)
                                                                -------        -------
          Net deferred tax assets...........................    $    --        $    --
                                                                =======        =======

     The net changes in the valuation allowance for the year ended January 31, 1999 and for the nine months ended October 31, 1999 were increases of $1.2 million and $4.5 million, respectively. We believe sufficient uncertainty exists regarding our ability to realize our deferred tax assets and, accordingly, a valuation allowance has been established against the net deferred tax assets.

     As of October 31, 1999, the Company had approximately $13.7 million of net operating loss carryforwards for both federal and state purposes available to offset taxable income in future years. The federal net operating loss carryforwards expire if not utilized by 2006. In addition, the company had approximately $61,000 and $47,000 of tax credit carryforwards for increased research expenditures for federal and state purposes, respectively. The federal increased research credits expire if not utilized by 2019 and the state increased research credit can be carried over indefinitely. The Company also had approximately $21,000 of manufacturer's investment credit carryforward for state purpose, which may expire if not utilized by 2001.

     Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change," as defined in Section 382 of the Internal Revenue Code. The Company has not yet determined whether an ownership change occurred due to significant stock transactions in each of the reporting years disclosed. If an ownership change has occurred, utilization of the net operating loss and tax credit carryforwards could be significantly reduced.

(8) SIGNIFICANT CUSTOMER INFORMATION AND SEGMENT REPORTING

     During 1999 the Company adopted the provisions of SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance.

     The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer (CEO). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The consolidated financial information reviewed by the CEO is identical to the information presented in the accompanying consolidated statements of operations and the Company has no significant foreign

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

operations. Therefore, the Company operates in a single operating segment:
Internet software. Disaggregated information is as follows (in thousands):

                                                                              NINE MONTHS
                                                                                 ENDED
                                                                              OCTOBER 31,
                                                            YEAR ENDED       --------------
                                                         JANUARY 31, 1999    1998     1999
                                                         ----------------    ----    ------
Revenues:
  License..............................................        $--           $--     $1,962
  Services:
     Consulting........................................         15            --        886
     Maintenance.......................................         --            --        128
                                                               ---           ---     ------
                                                               $15           $--     $2,976
                                                               ===           ===     ======

     Significant customer information is as follows:

                                                     PERCENT OF TOTAL REVENUE
                                                ----------------------------------      PERCENT
                                                                   NINE MONTHS         OF TOTAL
                                                                      ENDED            ACCOUNTS
                                                YEAR ENDED         OCTOBER 31,        RECEIVABLE
                                                JANUARY 31,    -------------------    OCTOBER 31,
                                                   1999           1998        1999       1999
                                                -----------    -----------    ----    -----------
                                                               (UNAUDITED)
Customer A....................................      100%           --          --            --
Customer B....................................       --            --          22%           24%
Customer C....................................       --            --          18%            6%
Customer D....................................       --            --          10%           12%

     For the nine months ended October 31, 1999, 39% of the Company's total revenue was from customers with an officer and/or director serving as a board member of the Company.

(9) SUBSEQUENT EVENTS

(a) ISSUANCE OF SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In November 1999, the Company issued 7,998,012 shares of Series D redeemable convertible preferred stock at $5.00 per share for net proceeds of approximately $39,930,000. The rights, preferences, and privileges of the Series D redeemable convertible preferred stock are the same as the Series F, A, B and C redeemable convertible preferred stock except that the annual dividend rate is $0.25 per share and the liquidation preference is $6.25 per share.

(b) ACQUISITION OF PROAMICS

     On December 8, 1999, the Company acquired Proamics Corporation (Proamics), a privately held company in Chicago, Illinois. Proamics is a provider of project accounting, time and expense, and billing solutions to professional services organizations. Niku issued 3,501,938 shares of its common stock and 6,491,203 shares of the Company's Series D redeemable convertible preferred stock with a combined value of approximately $49,966,000 for all of Proamics's outstanding capital stock. The transaction is to be accounted for as a purchase.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

The approximately $50 million purchase price will be allocated to acquired net tangible and intangible assets, including goodwill.

(c) STOCK PLANS

     In December 1999, the Company's Board of Directors approved, subject to shareholder approval, the 2000 Equity Incentive Plan (2000 Plan). The Company has reserved 6,000,000 shares of common stock for issuance under the 2000 Plan. Shares under the 1998 Stock Plan (1998 Plan) that are not issued or subject to outstanding options at the date the 2000 Plan is effective will no longer be available under the 1998 Plan and will become available for grant under the 2000 Plan. On each January 1, the aggregate number of shares reserved for issuance under the 2000 Plan will increase automatically by a number of shares equal to 5% of the outstanding shares on December 31 of the preceding year. The 2000 Plan will terminate 10 years from the date the Company's Board of Directors approved the plan.

     Under the 2000 Plan, the exercise price for incentive stock options is at least 100% of the stock's fair market value on the date of grant for employees owning 10% or less of the voting power of all classes of stock, and at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options, the exercise price is also at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock and no less than 85% for employees owning 10% or less of the voting power of all classes of stock.

     Under the 2000 Plan, options generally expire in 10 years. However, the term of the options may be limited to 5 years if the optionee owns stock representing more than 10% of the voting power of all classes of stock. Vesting periods are determined by the Company's Board of Directors and generally provide for shares to vest ratably over a 4-year period.

     In December 1999, the Company's Board of Directors approved, subject to shareholder approval, the 2000 Employee Stock Purchase Plan (the Purchase Plan) and reserved a total of 1,000,000 shares of the Company's common stock for issuance under the Purchase Plan. On each January 1, the aggregate number of shares reserved for issuance under the Purchase Plan will increase automatically by a number of shares equal to 1% of the total outstanding shares on December 31 of the preceding year. The aggregate number of shares reserved for issuance under the Purchase Plan may not exceed 10,000,000 shares. Generally, the offering period is 24 months in length. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of the fair market value of the common stock at the beginning of the applicable offering period or the end of the applicable purchase period.

(d) ACQUISITION OF LEGAL ANYWHERE


     On January 31, 2000, the Company acquired Legal Anywhere, Inc. (Legal Anywhere), a privately-held company in Portland, Oregon. Legal Anywhere provides Internet-based "collaborative tools" to law firms and corporate legal departments. Niku issued 853,689 shares of its common stock for all of Legal Anywhere's outstanding capital stock and assumed all outstanding Legal Anywhere stock options. The transaction is to be accounted for as a purchase. The approximately $21 million purchase price will be allocated to acquired net tangible and intangible assets, including goodwill.

                       NIKU CORPORATION AND SUBSIDIARIES

                     JANUARY 31, 1999 AND OCTOBER 31, 1999
    (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 31, 1998, IS UNAUDITED.)

(e) DEFERRED STOCK COMPENSATION


     During the period from November 1, 1999 through February 21, 2000, the Company will record additional deferred stock compensation of approximately $ 40,600,000 related to approximately 3,680,000 stock options granted and 1,912,000 shares of restricted stock sold during that period. Amortization of total deferred stock compensation recorded through February 21, 2000, will be approximately $6,300,000 during the three-month period ended January 29, 2000, and approximately $26,000,000, $10,100,000, $4,300,000 and $1,100,000 will be amortized during fiscal 2001, 2002, 2003, and 2004, respectively.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Proamics Corporation:

     We have audited the accompanying consolidated balance sheets of Proamics Corporation and subsidiaries as of December 31, 1998 and September 30, 1999, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 1998 and for the nine months ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Proamics Corporation and subsidiaries as of December 31, 1998 and September 30, 1999, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1998 and for the nine months ended September 30, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Chicago, Illinois
December 20, 1999

                     PROAMICS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1999
                                                              ------------    -------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,340,807     $  3,247,556
  Accounts receivable, net of allowance for doubtful
    accounts of $694,306 and $348,939, respectively.........    2,564,836        3,864,390
  Inventory.................................................       99,410           41,066
  Prepaid expenses..........................................       18,030           61,911
  Other current assets......................................           --           26,568
                                                              -----------     ------------
         Total current assets...............................    4,023,083        7,241,491
                                                              -----------     ------------
Property and equipment......................................    1,509,176        2,276,764
Less accumulated depreciation and amortization..............     (697,078)      (1,035,826)
                                                              -----------     ------------
         Net property and equipment.........................      812,098        1,240,938
                                                              -----------     ------------
Other noncurrent assets.....................................      181,928          192,321
                                                              -----------     ------------
         Total assets.......................................  $ 5,017,109     $  8,674,750
                                                              ===========     ============
LIABILITIES AND SHAREHOLDERS' DEFICIT:
Current liabilities:
  Notes payable to shareholders.............................  $        --     $    500,000
  Current portion of long-term debt.........................    1,050,000               --
  Accounts payable..........................................    1,162,528          871,825
  Accrued expenses..........................................      944,844        1,387,886
  Deferred revenue..........................................    1,552,890        1,498,795
  Current portion of capital lease obligations..............      248,377          386,017
                                                              -----------     ------------
         Total current liabilities..........................    4,958,639        4,644,523
Long-term debt, less current portion, net of unamortized
  discount of $595,382 and $12,099, respectively............    6,055,800        1,987,901
Deferred rent...............................................       16,869           27,172
Capital lease obligations, less current portion.............      428,382          351,330
                                                              -----------     ------------
         Total liabilities..................................   11,459,690        7,010,926
                                                              -----------     ------------
Mandatorily redeemable Series A cumulative preferred stock,
  $0.00001 par value; 117,000 shares authorized; 103,500
  shares issued and outstanding at September 30, 1999,
  redemption at face value including accrued dividends of
  $781,161..................................................           --       11,131,161
                                                                              ------------
Mandatorily redeemable Series C cumulative preferred stock,
  $0.00001 par value; 24,000 shares authorized; 24,000
  shares issued and outstanding at September 30, 1999,
  redemption at face value including accrued dividends of
  $58,389...................................................           --        1,258,389
                                                                              ------------
Shareholders' deficit:
  Series B convertible preferred stock, $0.00001 par value;
    9,833,585 shares authorized; 8,698,941 shares issued and
    outstanding at September 30, 1999.......................           --               87
  Common stock, no par value and $0.00001 par value at
    December 31, 1998 and September 30, 1999, respectively;
    21,000,000 and 40,000,000 shares authorized at December
    31, 1998 and September 30, 1999, respectively;
    11,290,541 and 11,669,328 shares issued and outstanding
    at December 31, 1998 and September 30, 1999,
    respectively............................................           --              117
  Additional paid-in capital................................    2,019,752        2,929,899
  Accumulated deficit.......................................   (8,462,333)     (13,428,911)
  Treasury stock, at cost; 2,269,175 shares at September 30,
    1999....................................................           --         (226,918)
                                                              -----------     ------------
         Total shareholders' deficit........................   (6,442,581)     (10,725,726)
                                                              -----------     ------------
         Total liabilities and shareholders' deficit........  $ 5,017,109     $  8,674,750
                                                              ===========     ============

          See accompanying notes to consolidated financial statements.

                     PROAMICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 YEARS ENDED              NINE MONTHS ENDED
                                                 DECEMBER 31,               SEPTEMBER 30,
                                           ------------------------   -------------------------
                                              1997         1998          1998          1999
                                           ----------   -----------   -----------   -----------
                                                                      (UNAUDITED)
Revenues:
  License fees...........................  $1,867,426   $ 3,164,872   $2,438,790    $ 2,496,671
  Service fees...........................   4,705,296     7,038,547    5,036,496      6,084,532
  Maintenance and support fees...........     555,181       661,748      479,641        617,662
                                           ----------   -----------   ----------    -----------
          Total revenues.................   7,127,903    10,865,167    7,954,927      9,198,865
                                           ----------   -----------   ----------    -----------
Cost of revenues:
  Cost of license fees...................     410,678       190,307      150,874        118,565
  Cost of service fees...................   3,015,046     4,497,043    3,104,520      4,842,221
  Cost of maintenance and support fees...     279,295       460,138      323,033        461,546
                                           ----------   -----------   ----------    -----------
          Total cost of revenues.........   3,705,019     5,147,488    3,578,427      5,422,332
                                           ----------   -----------   ----------    -----------
     Gross profit........................   3,422,884     5,717,679    4,376,500      3,776,533
                                           ----------   -----------   ----------    -----------
Operating expenses:
  Sales and marketing....................   1,582,506     2,687,646    2,093,637      3,067,505
  Research and development...............   1,046,225     1,349,341    1,065,315      2,009,534
  General and administrative.............     981,980     2,348,726    1,483,439      2,214,751
                                           ----------   -----------   ----------    -----------
          Total operating expenses.......   3,610,711     6,385,713    4,642,391      7,291,790
                                           ----------   -----------   ----------    -----------
     Loss from operations................    (187,827)     (668,034)    (265,891)    (3,515,257)
                                           ----------   -----------   ----------    -----------
Other income (expense):
  Interest income........................      18,031        32,330       19,712         93,628
  Interest expense.......................    (169,299)     (311,291)    (210,234)      (294,532)
  Amortization of discount on long-term
     debt................................    (291,051)     (202,708)    (151,767)       (19,593)
  Other expense..........................      (9,658)       (3,799)          --             --
                                           ----------   -----------   ----------    -----------
          Total other expense............    (451,977)     (485,468)    (342,289)      (220,497)
                                           ----------   -----------   ----------    -----------
     Net loss before extraordinary
       gain..............................    (639,804)   (1,153,502)    (608,180)    (3,735,754)
Extraordinary gain on early
  extinguishment of long-term debt.......          --            --           --      2,381,812
                                           ----------   -----------   ----------    -----------
          Net loss.......................  $ (639,804)  $(1,153,502)  $ (608,180)   $(1,353,942)
                                           ==========   ===========   ==========    ===========

          See accompanying notes to consolidated financial statements.

                     PROAMICS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                                              SERIES B
                                                          PREFERRED STOCK        COMMON STOCK       ADDITIONAL
                                                         ------------------   -------------------    PAID-IN     ACCUMULATED
                                                          SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT
                                                         ---------   ------   ----------   ------   ----------   ------------
Balance at December 31, 1996...........................         --    $--     10,540,541    $ --    $    1,188   $(6,669,027)
Net loss...............................................         --     --             --      --            --      (639,804)
Debt and accrued interest contributed to paid-in
  capital..............................................         --     --             --      --     1,982,947            --
                                                         ---------    ---     ----------    ----    ----------   ------------
Balance at December 31, 1997...........................         --     --     10,540,541      --     1,984,135    (7,308,831)
Net loss...............................................         --     --             --      --            --    (1,153,502)
Common stock warrants..................................         --     --             --      --        15,617            --
Issuance of shares to consultant.......................         --     --        750,000      --        20,000            --
                                                         ---------    ---     ----------    ----    ----------   ------------
Balance at December 31, 1998...........................         --     --     11,290,541      --     2,019,752    (8,462,333)
Reincorporation of Company.............................         --     --             --     113          (113)           --
Distribution to shareholders of affiliated entity......         --     --             --      --            --    (2,773,086)
Issuance of Series B convertible preferred stock.......  8,698,941     87             --      --     1,149,913            --
Dividends on mandatorily redeemable Series A cumulative
  preferred stock......................................         --     --             --      --            --      (781,161)
Dividends on mandatorily redeemable Series C cumulative
  preferred............................................         --     --             --      --            --       (58,389)
Issuance of shares in settlement of long-term debt.....         --     --        378,787       4        37,875            --
Preferred stock issuance costs.........................         --     --             --      --      (277,528)           --
Net loss...............................................         --     --             --      --            --    (1,353,942)
Purchase of treasury stock.............................         --     --             --      --            --            --
                                                         ---------    ---     ----------    ----    ----------   ------------
Balance at September 30, 1999..........................  8,698,941    $87     11,669,328    $117    $2,929,899   $(13,428,911)
                                                         =========    ===     ==========    ====    ==========   ============


                                                            TREASURY STOCK
                                                         ---------------------
                                                          SHARES      AMOUNT        TOTAL
                                                         ---------   ---------   ------------
Balance at December 31, 1996...........................         --   $      --   $ (6,667,839)
Net loss...............................................         --          --       (639,804)
Debt and accrued interest contributed to paid-in
  capital..............................................         --          --      1,982,947
                                                         ---------   ---------   ------------
Balance at December 31, 1997...........................         --          --     (5,324,696)
Net loss...............................................         --          --     (1,153,502)
Common stock warrants..................................         --          --         15,617
Issuance of shares to consultant.......................         --          --         20,000
                                                         ---------   ---------   ------------
Balance at December 31, 1998...........................         --          --     (6,442,581)
Reincorporation of Company.............................         --          --             --
Distribution to shareholders of affiliated entity......         --          --     (2,773,086)
Issuance of Series B convertible preferred stock.......         --          --      1,150,000
Dividends on mandatorily redeemable Series A cumulative
  preferred stock......................................         --          --       (781,161)
Dividends on mandatorily redeemable Series C cumulative
  preferred............................................         --          --        (58,389)
Issuance of shares in settlement of long-term debt.....         --          --         37,879
Preferred stock issuance costs.........................         --          --       (277,528)
Net loss...............................................         --          --     (1,353,942)
Purchase of treasury stock.............................  2,269,175    (226,918)      (226,918)
                                                         ---------   ---------   ------------
Balance at September 30, 1999..........................  2,269,175   $(226,918)  $(10,725,726)
                                                         =========   =========   ============

See accompanying notes to consolidated financial statements.

                     PROAMICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS ENDED
                                                               DECEMBER 31,                SEPTEMBER 30,
                                                         -------------------------   -------------------------
                                                            1997          1998          1998          1999
                                                         -----------   -----------   -----------   -----------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net loss.............................................  $  (639,804)  $(1,153,502)  $ (608,180)   $(1,353,942)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
      Depreciation and amortization....................      120,431       235,070      149,441        338,748
      Amortization of discount on long-term debt.......      291,051       202,708      151,767         19,593
      Extraordinary gain on early extinguishment of
        long-term debt.................................           --            --           --     (2,381,812)
      Expense related to issuance of common stock for
        services.......................................           --        20,000           --             --
      Changes in assets and liabilities:
        Accounts receivable, net.......................   (1,799,211)      450,615      355,694     (1,488,674)
        Inventory......................................     (121,525)      106,815       85,519         58,344
        Prepaid expenses...............................           --            --           40        (43,881)
        Other assets...................................     (124,973)       (3,050)       7,259        (36,961)
        Accounts payable...............................      292,037        92,493       98,357       (119,384)
        Accrued expenses...............................      391,005        94,708      447,750        443,042
        Deferred revenue...............................    1,029,781      (184,132)    (103,093)       (54,095)
        Deferred rent..................................           --        16,869       11,808         10,303
        Other liabilities..............................       12,680       (17,315)     (17,315)            --
                                                         -----------   -----------   ----------    -----------
        Net cash provided by (used in) operating
          activities...................................     (548,528)     (138,721)     579,047     (4,608,719)
                                                         -----------   -----------   ----------    -----------
Cash flows from investing activities -- purchases of
  property and equipment...............................      (63,623)     (167,567)     (79,490)      (425,398)
                                                         -----------   -----------   ----------    -----------
Cash flows from financing activities:
  Payments on capital lease obligations................      (62,901)     (126,732)     (86,303)      (281,602)
  Payments on long-term debt...........................           --            --           --     (1,500,000)
  Proceeds from issuance of preferred stock, net.......           --            --           --     11,222,472
  Distributions to shareholders of affiliated entity...           --            --           --     (2,773,086)
  Purchase of treasury stock...........................           --            --           --       (226,918)
  Proceeds from issuance of notes payable to
    shareholders.......................................           --            --           --        500,000
  Proceeds from issuance of long-term debt.............    1,000,000     1,000,000           --             --
                                                         -----------   -----------   ----------    -----------
        Net cash provided by (used in) financing
          activities...................................      937,099       873,268      (86,303)     6,940,866
                                                         -----------   -----------   ----------    -----------
        Net increase in cash and cash equivalents......      324,948       566,980      413,254      1,906,749
Cash and cash equivalents at beginning of period.......      448,879       773,827      773,827      1,340,807
                                                         -----------   -----------   ----------    -----------
Cash and cash equivalents at end of period.............  $   773,827   $ 1,340,807   $1,187,081    $ 3,247,556
                                                         ===========   ===========   ==========    ===========
Supplemental disclosures of cash flow information:
  Cash paid during the period for -- interest..........  $   178,084   $   284,470   $  328,273    $   318,327
                                                         ===========   ===========   ==========    ===========
  Noncash financing activities:
    Capital lease obligations..........................  $   320,256   $   523,447   $  182,540    $   342,190
                                                         ===========   ===========   ==========    ===========
    Debt and accrued interest converted into
      contributed capital..............................  $ 1,982,947   $        --   $       --    $        --
                                                         ===========   ===========   ==========    ===========
    Accounts receivable reduced with early
      extinguishment of long-term debt.................  $        --   $        --   $       --    $   189,120
                                                         ===========   ===========   ==========    ===========
    Accounts payable reduced with early extinguishment
      of long-term debt................................  $        --   $        --   $       --    $   172,500
                                                         ===========   ===========   ==========    ===========
    Long-term debt converted into mandatorily
      redeemable Series C cumulative preferred stock...  $        --   $        --   $       --    $ 1,200,000
                                                         ===========   ===========   ==========    ===========
    Long-term debt converted into common stock.........  $        --   $        --   $       --    $    37,879
                                                         ===========   ===========   ==========    ===========

          See accompanying notes to consolidated financial statements.

                     PROAMICS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) DESCRIPTION OF BUSINESS

     Proamics Corporation and subsidiaries (Proamics or the Company) are engaged in the business of developing software applications for resale and in providing consulting services related to the installation of their software. The Company's products are sold to end-users throughout the world directly through its internal sales force as well as third-party distributors. The historical consolidated financial statements of Proamics include the financial position and results of operations of Isthmus Corporation (Isthmus). Proamics and Isthmus were separate legal entities which had the same shareholders with substantially the same ownership percentages. On February 23, 1999, Isthmus merged with and into Proamics with Proamics being the surviving corporation. All of the issued and outstanding shares of common stock of Isthmus were canceled in connection with the merger. The merger was a combination of entities under common control and has been accounted for on an "as if" pooling-of-interests basis with the accompanying financial statements restated for all periods presented. In addition, on March 5, 1999, the Company purchased all outstanding shares of Lotzoff & Associates, Inc. (an affiliated entity).

(b) UNAUDITED INTERIM FINANCIAL INFORMATION

     The financial statements for the nine months ended September 30, 1998 are unaudited. In the opinion of the Company's management, the unaudited interim financial statements include adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for that period.

(c) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Proamics Corporation and its wholly owned subsidiaries, Proamics Canada Ltd. and Proamics UK, Ltd. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

(d) REVENUE RECOGNITION

     The Company has adopted Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. Maintenance and support fees are recognized ratably over the term of the maintenance and support period. Service fees are derived from the Company's consulting services and are comprised of both time and expense contracts and fixed-price contracts. Time and expense contract revenues are recognized as the services are performed. Fixed-price contract revenues are recognized based on the percentage-of-completion method.

     Deferred revenue includes amounts billed to customers for which revenues have not been recognized which generally results from the following: (1) deferred maintenance and support; (2) consulting services not yet rendered; and
(3) license fees from distribution agreements with third-party software vendors.

                     PROAMICS CORPORATION AND SUBSIDIARIES

(e) CASH EQUIVALENTS

     Cash equivalents are comprised of certain highly liquid investments with original maturities of generally three months or less. As of September 30, 1999, cash equivalents consisted principally of a money market account and U.S. government securities.

(f) INVENTORIES

     Inventories of shrink-wrapped software are stated at the lower of cost, determined on a first-in, first-out basis, or market.

(g) PROPERTY AND EQUIPMENT

     Depreciation and amortization of property and equipment is computed using the straight-line method based on the estimated useful lives, ranging from three to five years, of the various classes of property.

(h) SOFTWARE DEVELOPMENT COSTS

     Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as research and development costs and are charged to costs and expenses as incurred. Once technological feasibility has been determined, significant costs incurred in the construction phase of software development, including coding and testing and product quality assurance, are capitalized. To date, no software development costs have been capitalized as technological feasibility has been achieved substantially concurrent with the general release of the Company's software products.

(i) INCOME TAXES

     Prior to March 8, 1999, the Company was an S Corporation under the provisions of Subchapter S of the Internal Revenue Code, whereby its income was not subject to Federal income taxes and was allocated and taxed to its shareholders by inclusion in the individuals' Federal income tax return. Accordingly, the statements of operations for the years ended December 31, 1997 and 1998 do not include a provision for Federal, foreign and state income taxes. The S Corporation election was terminated on March 7, 1999.

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

                     PROAMICS CORPORATION AND SUBSIDIARIES
the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) CAPITAL LEASES

     The Company classifies a lease as a capital lease if (1) the lease transfers ownership of the property to the Company by the end of the lease term,
(2) the lease contains an option to purchase the leased property at a bargain price, (3) the lease term is equal to or greater than 75 percent of the estimated economic life of the leased property, or (4) the present value of rental and other minimum lease payments equals or exceeds 90 percent of the fair value of the leased property. For those leases classified as capital leases, the Company records the present value of future minimum lease payments as an asset and as a capital lease obligation.

(2) PROPERTY AND EQUIPMENT

     Property and equipment at cost, less accumulated depreciation and amortization, are summarized as follows as of December 31, 1998 and September 30, 1999:

                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1998            1999
                                                             ------------    -------------
Computer equipment.........................................   $1,265,277      $ 1,652,015
Office furniture and fixtures..............................       87,793          147,361
Computer software..........................................      142,629          376,176
Leasehold improvements.....................................       13,477          101,212
                                                              ----------      -----------
                                                               1,509,176        2,276,764
Less accumulated depreciation and amortization.............     (697,078)      (1,035,826)
                                                              ----------      -----------
                                                              $  812,098      $ 1,240,938
                                                              ==========      ===========

                     PROAMICS CORPORATION AND SUBSIDIARIES

(3) LONG-TERM DEBT AND NOTES PAYABLE TO SHAREHOLDERS

     In July 1997, the Company borrowed $1,000,000 from Sirrom Capital Corporation (Sirrom). In connection with this borrowing, the Company issued common stock warrants to Sirrom representing 3.5% of the Company's ownership capital on a fully diluted basis. The common stock warrants issued to Sirrom had a de minimus value at the date of issuance.

     In November 1998, the Company borrowed an additional $1,000,000 from Sirrom. In connection with this borrowing, Proamics issued common stock warrants to Sirrom representing an additional 1.5% of the Company's ownership capital on a fully diluted basis. Using the Black-Scholes option-pricing model, a value of $15,617 was assigned to the warrants and recorded as additional paid-in capital and discount on long-term debt. The discount is being amortized over the life of the long-term debt. The $2,000,000 of notes payable to Sirrom bear interest at a rate of 13% per annum, are due on July 31, 2002, and are secured by a security interest in corporate assets. (See Note 13)

     On March 5, 1999, the Company had an outstanding note payable to Platinum Software Corporation (Platinum) for $3,936,310, net of unamortized discount of $563,690. On March 5, 1999, Proamics entered into a payoff and termination agreement with Platinum whereby Proamics paid $1,000,000 and issued 378,787 shares of Proamics common stock with an estimated fair value of $37,879 to Platinum in March 1999 and paid $500,000 to Platinum in June 1999 in complete satisfaction of its note payable to Platinum as well as a contingent $1,000,000 royalty payable to Platinum. Accordingly, the Company recorded an extraordinary gain on early extinguishment of long-term debt of $2,381,812 representing the difference between the Company's $3,936,310 note payable balance and the fair value of the consideration paid to Platinum.

     On March 3 1999, the Company borrowed a total of $500,000 from two shareholders. Such borrowings are due on demand and bear interest at a rate of 10%.

(4) LEASE COMMITMENTS

     The Company entered into capital leases for property and equipment during 1999 and prior years. Leased property and equipment capitalized and included in the Company's consolidated balance sheets at December 31, 1998 and September 30, 1999 was $611,411 and $703,601, respectively.

     The Company leases office facilities and certain equipment under noncancelable operating leases. Rent expense under operating leases for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999 was $215,067, $319,122, and $345,872 respectively.

                     PROAMICS CORPORATION AND SUBSIDIARIES

     Future minimum annual rental commitments under noncancelable leases at September 30, 1999 are as follows:

                        YEAR ENDING
                        DECEMBER 31,                          CAPITAL     OPERATING
                        ------------                          --------    ----------
1999 (3 months).............................................  $128,663    $   95,485
2000........................................................   425,875       386,798
2001........................................................   319,787       350,750
2002........................................................    19,851       302,446
2003........................................................        --        53,820
                                                              --------    ----------
                                                               894,176    $1,189,299
                                                                          ==========
Less amounts representing interest..........................   156,829
                                                              --------
  Present value of minimum lease payments...................   737,347
Less current maturities.....................................   386,017
                                                              --------
                                                              $351,330
                                                              ========

(5) EQUITY TRANSACTIONS AND MANDATORILY REDEEMABLE PREFERRED STOCK

     On January 1, 1997, the Company, its shareholders, and Cramlo Investments, Ltd. entered into an agreement whereby $1,982,947 of debt and accrued interest were contributed to paid-in capital of the Company.

     In December 1998, Proamics granted 750,000 shares of common stock to an individual in connection with a consulting agreement. As of December 31, 1998, the consultant had vested in 250,000 shares. In March 1999, the Company repurchased 500,000 unvested shares and 50,000 vested shares of Proamics common stock from the consultant at a purchase price of $0.01 per share. Included in the Company's 1998 consolidated statement of operations is $20,000 of general and administrative expense representing the estimated fair value of the equity granted to the consultant.

     On March 5, 1999, Proamics entered into a stock purchase agreement with Lotzof & Associates, Inc. (an affiliated entity) whereby Proamics purchased all of the issued and outstanding shares of common stock of Lotzof & Associates, Inc. for $2,773,086. Lotzof & Associates, Inc. became a wholly owned subsidiary of Proamics. The principal asset acquired as a result of this acquisition was a contingent royalty obligation owed by Proamics to Lotzof & Associates, Inc. of up to $3,500,000 for 5% of the Company's net revenues from the licensing of certain software products for a seven-year period ending in October 2000. The purchase price was recorded as a distribution to Proamics shareholders.

     On March 9, 1999, Proamics entered into stock redemption agreements with certain shareholders to purchase an aggregate 2,269,175 shares of its common stock for an aggregate purchase price of $226,918.

     On March 9, 1999, Proamics changed its state of incorporation from Illinois to Delaware. All of the outstanding shares of Proamics-Illinois common stock were converted, on a one for one basis, into shares of common stock of Proamics-Delaware. Proamics also amended its charter and authorized 9,974,585 shares of preferred stock, $0.00001 par value, of which 117,000 are designated as Series A, 9,833,585 are designated as Series B, and 24,000 are designated as Series C. Proamics also authorized 40,000,000 shares of common stock with a par value of $0.00001. The Series A preferred stock is senior in liquidation to the Series C preferred stock

                     PROAMICS CORPORATION AND SUBSIDIARIES
while the Series C preferred stock is senior in liquidation to the Series B preferred stock and common stock. The Series B preferred stock and common stock are pari-passu in liquidation.

     On March 9, 1999, Vector Capital II, L.P. and certain of its affiliates (collectively, Vector) and Proamics entered into a preferred stock purchase agreement whereby Proamics issued 90,000 shares of its Series A preferred stock and 7,564,297 shares of its Series B preferred stock to Vector for $9,000,000 and $1,000,000, respectively. The preferred stock purchase agreement obligated Vector to purchase an additional 13,500 shares of Series A preferred stock and 1,134,644 shares of Series B preferred stock for $1,350,000 and $150,000, respectively, prior to June 9, 1999. In addition, Vector has the option to purchase an additional 13,500 shares of Series A preferred stock and 1,134,644 shares of Series B preferred stock for $1,350,000 and $150,000, respectively, on or prior to March 9, 2002. (See Note 13)

     The Series A preferred stock issued to Vector accrues dividends at a rate of 15% per annum for the period from March 1, 1999 to August 1, 2001, 5.45% per annum for the period from August 1, 2001 to March 1, 2003, and 9% for the period from March 1, 2003 until its scheduled redemption. Accrued dividends are payable when and as declared by the Company's board of directors, but if they are not paid quarterly, the accrued dividends will accumulate and further dividends will accrue thereon.

     Proamics shall redeem, at face value plus accrued dividends, 1/36 of the outstanding shares of Series A preferred stock on March 1, 2004 and an equal number of shares each month thereafter until all Series A shares have been redeemed. Proamics has the right to redeem the Series A preferred stock on and after February 1, 2002. Proamics is required to redeem all shares of Series A preferred stock upon a public offering of its shares.

     The Series B preferred stock issued to Vector is convertible into shares of common stock on a one for one exchange basis subject to certain dilution adjustments as outlined in the preferred stock purchase agreement.

     On March 9, 1999, Proamics entered into a preferred stock purchase agreement with members of the Cramlo Group and Cramlo Investments, Ltd. (collectively, Cramlo) whereby Proamics issued 24,000 shares of its Series C preferred stock in settlement of its aggregate $1,200,000 notes payable to Cramlo.

     The Series C preferred stock accrues dividends at a rate of 8.5% until its scheduled redemption. Accrued dividends are payable when and as declared by the Company's board of directors, but if they are not paid quarterly, the accrued dividends will accumulate and further dividends will accrue thereon.

     Proamics shall redeem, at face value plus accrued dividends, plus accrued dividends 1/36 of the outstanding shares of Series C preferred stock on March 1, 2004 and an equal number of shares each month thereafter until all Series C shares have been redeemed. Proamics has the right to redeem the Series C preferred stock on and after February 1, 2002. Proamics is required to redeem all shares of Series C preferred stock upon a public offering of its shares.

(6) 401(k) RETIREMENT PLAN

     The Company has a profit-sharing plan that covers substantially all employees who have satisfied minimum age and service requirements. Employees elect to contribute to the plan through salary deferrals pursuant to Section 401(k) of the Internal Revenue Code. The Company has the right, on a discretionary basis, to match employee contributions. No matching contributions were made in 1997, 1998, and 1999.

                     PROAMICS CORPORATION AND SUBSIDIARIES

(7) PHANTOM STOCK AND STOCK OPTION PLANS

     The Company maintains a plan under which certain employees are awarded stock appreciation rights. Under this nonqualified plan, compensation is payable only when the Company has a positive book value and certain other conditions are met. Compensation may be paid in the form of either cash or Company stock, at the Company's option, to rights holders based upon the difference between book value at date of grant and book value at date of payment. All shares awarded are subject to a five-year vesting schedule. Vesting can be accelerated upon the occurrence of various transactions relating to a change in control of the Company. The Company accrues the value of these rights as compensation expense in the period in which such value arises. No compensation expense was recognized in 1997, 1998, and 1999.

     During 1997, the Company increased the number of shares authorized for issuance under the plan from 1,000,000 to 2,000,000.

     On March 9, 1999, Proamics adopted a Stock Option Plan and reserved 6,353,522 shares of common stock for issuance under this plan. No options have been issued or granted under the plan.

(8) SOFTWARE DEVELOPMENT AND DISTRIBUTION AGREEMENT

     In July 1997, the Company entered into a software development and distribution agreement with a third-party software vendor. Under the terms of the agreement, each party was granted a worldwide, irrevocable, nonexclusive right and license to sell the other party's software product in exchange for royalties. The agreement also requires the software vendor to pay the Company the greater of a nonrefundable minimum royalty of $1,000,000 or the royalties which would otherwise be calculable based on a prescribed formula and which is due upon the sale of the Company's products. In December 1998, the software development and distribution agreement was amended to reduce the nonrefundable minimum royalty to $800,000 and change the expiration date for the agreement from February 28, 1999 to January 31, 1999. License fees from the nonrefundable minimum royalty have been recognized ratably over the amended term of the minimum royalty period. Beginning in February 1999, the software vendor paid the Company royalties on a quarterly basis based on actual sales of the Company's product.

     In June 1998, the Company entered into a software development and distribution agreement with a third-party software vendor. Under the terms of the agreement, each party was granted a worldwide, irrevocable, nonexclusive right and license to sell the other party's software product in exchange for royalties. The agreement also requires the software vendor to pay the Company the greater of a one-time nonrefundable minimum royalty of $1,000,000 or the royalties which would otherwise be calculable based on a prescribed formula and which is due upon the sale of the Company's products. License fees from the nonrefundable minimum royalty are recognized ratably over the 24-month term of the minimum royalty period.

(9) SIGNIFICANT CUSTOMERS

     The Company's two largest customers accounted for approximately 24% of revenues for the year ended December 31, 1997 and the Company's largest customer accounted for approximately 24% and 21% of revenues for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively.

                     PROAMICS CORPORATION AND SUBSIDIARIES

     One customer accounted for approximately 12% of accounts receivable at December 31, 1998 and two customers accounted for approximately 31% of accounts receivable at September 30, 1999.

(10) COMMITMENTS AND CONTINGENCIES

     The Company is subject to potential legal actions which arise in the ordinary course of business. In the opinion of management, the disposition of all potential or threatened claims will not have a material impact on the financial position of the Company.

(11) INCOME TAXES

     The Company had no income tax expense for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999.

     The reconciliation of the Company's income tax expense for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999 to income taxes computed using the Federal statutory rate of 34% is as follows:

                                                          YEAR ENDED           NINE MONTHS
                                                         DECEMBER 31,             ENDED
                                                     ---------------------    SEPTEMBER 30,
                                                       1997        1998           1999
                                                     ---------   ---------    -------------
Federal income tax benefit at the statutory rate...  $(217,533)  $(392,191)    $  (460,340)
State income tax benefit, net of Federal tax
  benefit..........................................     (6,335)    (11,419)       (161,567)
S Corporation earnings not taxed to the Company....    217,533     392,191        (693,420)
Establishment of deferred tax assets on S
  Corporation termination..........................         --          --      (1,038,684)
Research and experimentation credit................         --          --         (97,270)
Establishment of valuation allowance...............         --          --       2,437,681
Other..............................................      6,335      11,419          13,600
                                                     ---------   ---------     -----------
                                                     $      --   $      --     $        --
                                                     =========   =========     ===========

     The tax effects of temporary differences that give rise to deferred tax assets at September 30, 1999 are as follows:

                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
Deferred tax assets:
  Allowance for doubtful accounts...........................   $   135,451
  Depreciation and amortization.............................         4,894
  Capitalized software......................................     1,003,230
  Accrued vacation..........................................        96,011
  Net operating loss carryforward...........................     1,100,825
  Research and development credit...........................        97,270
                                                               -----------
     Total deferred tax assets..............................     2,437,681
  Less valuation allowance..................................    (2,437,681)
                                                               -----------
     Net deferred tax assets................................   $        --
                                                               ===========

                     PROAMICS CORPORATION AND SUBSIDIARIES

     At September 30, 1999, the Company had net operating loss carryforwards for income tax purposes of approximately $2,800,000 expiring in the year ending December 31, 2019.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management has established a valuation for the full amount of the deferred tax assets at September 30, 1999 due to the sufficient uncertainty regarding the Company's ability to realize its deferred tax assets. The net change in the valuation allowance during the nine months ended September 30, 1999 was an increase of $2,437,681.

(12) SUBSEQUENT EVENTS

     On November 15, 1999, Vector purchased an additional 13,500 shares of the Company's Series A preferred stock and 1,134,644 shares of the Company's Series B preferred stock for $1,350,000 and $150,000, respectively.

     On December 8, 1999, the Company was acquired by Niku Corporation. Proamics received 3,501,938 shares of Niku common stock and 6,491,203 shares of Niku's preferred stock for all of the Company's outstanding capital stock.

     On December 8, 1999, the Company repaid $2,000,000 of notes payable to Sirrom.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Legal Anywhere, Inc. (Formerly
Legal Anywhere LLC):

We have audited the accompanying balance sheets of Legal Anywhere, Inc. (formerly Legal Anywhere LLC) (the Company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' and members' equity (deficit), and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legal Anywhere, Inc. (formerly Legal Anywhere LLC) as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Portland, Oregon
January 15, 2000, except as to Note 11, which is as of January 31, 2000

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                                 BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1998          1999
                                                              ---------    ----------
ASSETS
Current assets:
  Cash......................................................  $   9,018     1,257,210
  Accounts receivable, net..................................     10,080       125,386
  Other receivables.........................................         --       136,000
  Prepaid and other current assets..........................         --        59,715
                                                              ---------    ----------
          Total current assets..............................     19,098     1,578,311
Property and equipment, net.................................      5,128       195,074
Other assets, net...........................................         --        39,722
                                                              ---------    ----------
          Total assets......................................  $  24,226     1,813,107
                                                              =========    ==========
LIABILITIES AND STOCKHOLDERS' AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   4,384        58,182
  Accrued expenses..........................................         --        26,320
  Deferred revenue..........................................      5,977        54,067
  Line of credit............................................     64,000            --
                                                              ---------    ----------
          Total current liabilities.........................     74,361       138,569
Other liabilities...........................................         --         7,358
                                                              ---------    ----------
          Total liabilities.................................     74,361       145,927
                                                              ---------    ----------
Commitments
Stockholders' and members' equity (deficit):
  Members' contributions....................................    443,231            --
  Preferred stock, no par value. Authorized 5,000,000
     shares; no shares issued and outstanding...............         --            --
  Common stock, no par value. Authorized 10,000,000 shares;
     3,642,030 shares issued and outstanding at December 31,
     1999...................................................         --     3,499,658
  Deferred compensation.....................................         --      (137,400)
  Accumulated deficit.......................................   (493,366)   (1,695,078)
                                                              ---------    ----------
          Total stockholders' and members' equity
            (deficit).......................................    (50,135)    1,667,180
                                                              ---------    ----------
          Total liabilities and stockholders' and members'
            equity (deficit)................................  $  24,226     1,813,107
                                                              =========    ==========

                See accompanying notes to financial statements.

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                            STATEMENTS OF OPERATIONS

                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                1998          1999
                                                              ---------    -----------
Revenue:
  License...................................................  $  32,687    $   201,128
  Support and other.........................................     20,310         67,442
                                                              ---------    -----------
                                                                 52,997        268,570
                                                              ---------    -----------
Cost of revenue:
  License...................................................      4,550          1,045
  Support and other.........................................      5,246         26,239
                                                              ---------    -----------
                                                                  9,796         27,284
                                                              ---------    -----------
     Gross profit...........................................     43,201        241,286
                                                              ---------    -----------
Operating expenses:
  Research and development..................................     91,533        495,533
  Sales and marketing.......................................         --        613,446
  General and administrative................................     63,664        365,680
                                                              ---------    -----------
                                                                155,197      1,474,659
                                                              ---------    -----------
     Loss from operations...................................   (111,996)    (1,233,373)
                                                              ---------    -----------
Other income (expense):
  Interest income...........................................         --         33,075
  Interest expense..........................................     (4,725)        (1,414)
                                                              ---------    -----------
                                                                 (4,725)        31,661
                                                              ---------    -----------
     Net loss...............................................  $(116,721)   $(1,201,712)
                                                              =========    ===========

                See accompanying notes to financial statements.

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

           STATEMENTS OF STOCKHOLDERS' AND MEMBERS' EQUITY (DEFICIT)

                                                                                                          TOTAL
                                                 COMMON STOCK                                         STOCKHOLDERS'
                             MEMBERS'      -------------------------     DEFERRED     ACCUMULATED     AND MEMBERS'
                           CONTRIBUTIONS      SHARES        AMOUNT     COMPENSATION     DEFICIT     EQUITY (DEFICIT)
                           -------------   ------------   ----------   ------------   -----------   -----------------
Balance at December 31,
  1997...................    $ 335,204             --     $       --    $      --     $ (376,645)      $   (41,441)
Members' contributions...       92,500             --             --           --             --            92,500
Members' contributions of
  consulting services....       15,527             --             --           --             --            15,527
Net loss.................           --             --             --           --       (116,721)         (116,721)
                             ---------      ---------     ----------    ---------     -----------      -----------
Balance at December 31,
  1998...................      443,231             --             --           --       (493,366)          (50,135)
Reorganization as a C
  Corporation............     (443,231)     1,114,022        443,231           --             --                --
Issuance of common
  stock..................           --      2,528,008      2,791,547           --             --         2,791,547
Deferred compensation on
  issuance of stock
  options................           --             --        193,650     (193,650)            --                --
Amortization of deferred
  compensation...........           --             --             --       56,250             --            56,250
Noncash consulting
  expense on issuance of
  stock options..........           --             --         71,230           --             --            71,230
Net loss.................           --             --             --           --     (1,201,712)       (1,201,712)
                             ---------      ---------     ----------    ---------     -----------      -----------
Balance at December 31,
  1999...................    $      --      3,642,030     $3,499,658    $(137,400)    $(1,695,078)     $ 1,667,180
                             =========      =========     ==========    =========     ===========      ===========

                See accompanying notes to financial statements.

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                            STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1998         1999
                                                              ---------   -----------
Cash flows from operating activities:
  Net loss..................................................  $(116,721)  $(1,201,712)
  Adjustments to reconcile net loss to net cash used by
     operating activities:
       Depreciation and amortization........................      1,900        38,072
       Deferred rental expense..............................         --         7,358
       Allowance for doubtful accounts......................      3,775           725
       Noncash expense......................................     15,527        71,230
       Amortization of deferred compensation................         --        56,250
       Changes in assets and liabilities:
          Accounts receivable...............................         --      (116,031)
          Other receivables.................................         --      (136,000)
          Prepaid and other assets..........................    (13,855)      (90,438)
          Accounts payable and accrued expenses.............     (6,616)       80,118
          Deferred revenue..................................      5,977        48,090
                                                              ---------   -----------
          Net cash used by operating activities.............   (110,013)   (1,242,338)
                                                              ---------   -----------
Cash flows from investing activities:
  Purchase of property and equipment........................     (2,969)     (227,017)
  Trademark costs...........................................         --       (10,000)
                                                              ---------   -----------
          Net cash used by investing activities.............     (2,969)     (237,017)
                                                              ---------   -----------
Cash flows from financing activities:
  (Repayment) borrowings on line of credit, net.............     29,500       (64,000)
  Members' contributions....................................     92,500            --
  Proceeds of issuance of common stock......................         --     2,791,547
                                                              ---------   -----------
          Net cash provided by financing activities.........    122,000     2,727,547
                                                              ---------   -----------
          Increase in cash..................................      9,018     1,248,192
Cash at beginning of year...................................         --         9,018
                                                              ---------   -----------
Cash at end of year.........................................  $   9,018   $ 1,257,210
                                                              =========   ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest...............................................  $   4,725   $     1,414
                                                              =========   ===========
Supplemental disclosure of noncash financing activities:
  Deferred compensation on issuance of options..............  $      --   $   193,650
                                                              =========   ===========

                See accompanying notes to financial statements.

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) DESCRIPTION OF BUSINESS

     Legal Anywhere was founded as an Oregon limited liability company in 1996. In January 1999, all assets and liabilities of Legal Anywhere LLC were transferred to Legal Anywhere, Inc. (the Company), an Oregon Corporation.

     The Company provides Internet-based "collaborative tools" to law firms and corporate legal departments. Such tools enable lawyers to communicate and work with other lawyers, clients and others concerning matters such as document development, calendaring, case management, research and knowledge management.

(b) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c) REVENUE RECOGNITION

     The Company has adopted Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, since inception. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements.

     To date, the Company has derived its revenue from licenses of its collaborator product, maintenance and support, hosting services and delivery of implementation consulting services. The Company sells its product primarily through its direct sales force.

     Revenue recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair values of the elements, such as software products, maintenance and support, hosting services and consulting services. The determination of fair value is based on objective evidence which is specific to the Company.

     Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

     Revenue from hosting fees is recognized after services are provided and the Company has no further obligation to perform services.

     Deferred revenue includes amounts billed to customers for which revenues have not been recognized which generally results from the deferred maintenance and support or consulting services not yet rendered.

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999

(d) RESEARCH AND DEVELOPMENT

     Expenditures for research and development are expensed as incurred.

(e) SOFTWARE DEVELOPMENT COSTS

     Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as research and development costs and are charged to costs and expenses as incurred. Once technological feasibility has been determined, significant costs incurred in the construction phase of software development, including coding and testing and product quality assurance, are capitalized. To date, no software development costs have been capitalized as technological feasibility has been achieved substantially concurrent with the general release of the Company's software product.

(f) PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows: computer hardware and software over three years; furniture and equipment over five years; and leasehold improvements over the remaining life of the lease or the useful life, whichever is shorter. Maintenance and repairs are expensed as incurred.

(g) INCOME TAXES

     Effective January 1999, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts to be recovered.

     Prior to January 1999, the Company elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions, the Company did not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders were individually responsible for federal and state income taxes. Accordingly, no provision for income taxes was made in the accompanying financial statements.

(h) ACCOUNTS RECEIVABLE

     Accounts receivable are net of an allowance for doubtful accounts of $3,775 and $4,500 at December 31, 1998 and 1999, respectively.

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999

(i) OTHER ASSETS, NET

     Other assets consist of a lease deposit for office space and expenses related to a trademark.

     During 1999, the Company filed for a trademark. The expenses relating to the trademark has been capitalized and is being amortized using the straight-line method over five years. Amortization expense for the year ended December 31, 1999 was $1,001.

     The Company will assess impairment when events and circumstances indicate that impairment might exist. To date, there has been no indication of impairment.

(j) STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation using the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. This statement permits a company to choose either a fair-value-based method of accounting for its stock-based compensation arrangements or to comply with the Accounting Principles Board Opinion 25 (APB Opinion 25) intrinsic-value-based method adding pro forma disclosures of net income computed as if the fair-value-based method had been applied in the financial statements. The Company applies SFAS No. 123 by retaining the APB Opinion 25 method of accounting for stock-based compensation for employees with annual pro forma disclosures of net income. Stock-based compensation for non-employees is accounted for using the fair-value-based method.

(k) ADVERTISING

     The Company expenses the costs of advertising when the costs are incurred. Advertising expense was approximately $900 and $7,100 for the years ended December 31, 1998 and 1999, respectively.

(l) COMPREHENSIVE LOSS

     The Company did not have any significant components of other comprehensive loss for the years ended December 31, 1998 and 1999.

(m) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

(n) SEGMENT REPORTING

     The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131), for the year ended December 31, 1999. Based on definitions contained within SFAS 131, the Company has determined that it operates in one segment.

(o) RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999

activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to adopt SFAS No. 133 for the year ended December 31, 2001 in accordance with FASB SFAS No. 137, which delayed implementation of SFAS 133.

(2) PROPERTY AND EQUIPMENT, NET

     Property and equipment consist of the following:

                                                               1998        1999
                                                              -------    --------
Computer hardware and software..............................  $ 5,133    $135,783
Furniture and equipment.....................................    2,969      83,700
Leasehold improvements......................................       --      15,636
                                                              -------    --------
                                                                8,102     235,119
Less accumulated depreciation and amortization..............   (2,974)    (40,045)
                                                              -------    --------
                                                              $ 5,128    $195,074
                                                              =======    ========

     Depreciation expense for the years ended December 31, 1998 and 1999 was $1,900 and $37,071, respectively.

(3) LINE OF CREDIT

     At December 31, 1998, the Company had a line of credit which allowed for borrowings up to $75,000. The line bore interest at 0.5% plus the bank's prime rate. There was $64,000 outstanding under the line of credit at December 31, 1998. The line of credit was secured by the assets of the Company and guaranteed by a stockholder.

     The line of credit was paid in full in 1999 and was cancelled in April
1999.

(4) STOCKHOLDERS' EQUITY

(A) PREFERRED STOCK

     The Company has authorized 5,000,000 shares of no par value preferred stock. The Board of Directors (the Board) of the Company has authority to divide the preferred stock into as many series as it shall determine from time to time. Each series of preferred stock shall have the powers, preferences and rights as determined by the Board at its discretion. At December 31, 1998 and 1999, no preferred stock had been issued.

(B) COMMON STOCK

     The Company has authorized 10,000,000 shares of no par value common stock. Each share of common stock has voting rights of one vote per share.

(5) STOCK INCENTIVE PLAN

     Effective January 1999, the Company adopted the 1999 Stock Incentive Plan (the Plan) which provides for the granting of stock options to employees, directors and consultants. Under

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999

the terms of the Plan, eligible employees may receive statutory and nonstatutory stock options, stock bonuses and stock appreciation rights for purchase of shares of the Company's common stock at prices, vesting, exercisability and such other terms as determined by the board of directors. Cancelled options are available for future grant. The Company has reserved 908,000 shares of its common stock for issuance under the Plan.

     During 1999, the Company granted 322,750 options to certain key employees and 37,750 options to consultants to purchase shares of the Company's common stock at $0.40 per share. The options were issued at a price below the fair market value of the Company's stock on the date of grant of $1.00. The difference between the stock option grant price and the fair market value on the date of grant has been included as deferred compensation for employees of $193,650. The deferred compensation is recorded as compensation expense over the vesting period of the options in the statements of operations. Total amortization of deferred compensation recorded in the accompanying statement of operations for the year ended December 31, 1999 was $56,250.

     The Company has computed, for pro forma disclosure purposes, the value of all options granted during the year ended December 31, 1999 using the minimum value method using the following weighted average assumptions for grants for the year ended December 31, 1999:

Divided yield.....................................  $     --
Risk-free interest rate...........................       5.1%
Expected life.....................................   7 years

          The Company applies Accounting Principle Bulletin Opinion No. 25 in accounting for stock options issued to employees and directors under the Plan and, accordingly, no compensation expense has been recognized for these stock options in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards (SFAS) No. 123, the Company's net loss would have been increased to the pro forma amount indicated below:

                                                               NET LOSS
                                                              -----------
Net loss:
  As reported...............................................  $(1,201,712)
  Pro forma.................................................   (1,388,140)

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999

     A summary of the status of the Company's Plan at December 31, 1999 and changes during the year then ended is presented in the following table:

                                                                  WEIGHTED
                                                                  AVERAGE
                                                                  EXERCISE
                                                       OPTIONS     PRICE
                                                       -------    --------
Outstanding, January 22, 1999
  (date of Plan adoption)............................       --     $   --
Granted..............................................  472,000       0.54
Exercised............................................       --         --
Canceled.............................................       --         --
                                                       -------     ------
Outstanding, December 31, 1999.......................  472,000     $ 0.54
                                                       =======     ======

     The outstanding stock options have an exercise price ranging from $0.40 to $1.00 and a weighted average remaining contractual life of nine years. At December 31, 1999, a total of 101,750 options were vested at a weighted average exercise price of $0.45 per share and with a weighted average remaining contractual life of nine years.

     The per share average fair value of options granted during the year ended December 31, 1999 was $0.69. The total fair value of options granted during the year ended December 31, 1999 was $325,914, which would be amortized on a straight-line basis over the vesting period of the options.

     The following table sets forth as of December 31, 1999 the number of options outstanding, exercise price, weighted average remaining contractual life, weighted average exercise price, number of exercisable options and weighted average exercise price of exercisable options by groups of similar price and grant date:

                OPTIONS OUTSTANDING                      OPTIONS VESTED
----------------------------------------------------   ------------------
                               WEIGHTED
              OUTSTANDING      AVERAGE      WEIGHTED             WEIGHTED
               OPTIONS AT     REMAINING     AVERAGE              AVERAGE
  EXERCISE    DECEMBER 31,   CONTRACTUAL    EXERCISE   VESTED    EXERCISE
   PRICE          1999       LIFE (YEARS)    PRICE     OPTIONS    PRICE
  --------    ------------   ------------   --------   -------   --------
$0.01 - 0.50    360,500           9          $ .40     93,750     $ .40
 0.51 - 1.00    111,500           9           1.00      8,000      1.00

(7) INCOME TAXES

     As described in note 1, prior to January 1999, the Company elected to be taxed under the partnership provisions of the Internal Revenue Code. Accordingly, the Company did not pay any federal or state corporate income taxes.

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999

     Due to the Company's losses before the provision for income taxes for the year ended December 31, 1999, there has been no provision for federal and state taxes. The reconciliation of the actual benefit to the "expected" benefit computed by applying the U.S. federal corporate rate is as follows:

                                                              1999
                                                              ----
Computed "expected" income tax benefit......................  (34)%
Increases (decreases) resulting from:
  State income taxes, net of federal tax benefit............   (4)
  Change in valuation allowance.............................   38
                                                              ---
                                                               --%
                                                              ===

     At December 31, 1999, the Company has net operating loss carryforwards of approximately $1,060,000 to offset against future income for federal and state tax purposes. These carryforwards expire through 2019. A provision of the Internal Revenue Code requires the utilization of net operating losses be limited when there is a change of more than 50% in ownership of the Company. Such a change occurred with the issuance of common stock in March of 1999. Accordingly, the utilization of the net operating loss carryforwards generated from periods prior to March of 1999 is limited.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred tax assets and deferred tax liabilities as of December 31 are as follows:

                                                                1999
                                                              --------
Deferred tax assets:
  Net operating loss carryforwards..........................  $408,000
  Deferred compensation.....................................    49,000
  Other.....................................................     2,000
                                                              --------
     Total gross deferred tax assets........................   459,000
Less valuation allowance....................................   459,000
                                                              --------
     Net deferred tax assets................................  $     --
                                                              ========

(8) SIGNIFICANT CUSTOMERS

     During the years ended December 31, 1998 and 1999, one customer each year accounted for 35% and 13%, respectively, of total revenue.

(9) COMMITMENTS AND CONTINGENCIES

(A) LEASES

     The Company leases office space and equipment under non-cancelable operating leases which expire at various dates through May 2004.

                              LEGAL ANYWHERE, INC.
                         (FORMERLY LEGAL ANYWHERE LLC)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999

     Future minimum lease payments under operating leases are as follows:

Year ending December 31:
  2000...........................................  $179,156
  2001...........................................   177,616
  2002...........................................   135,216
  2003...........................................   110,516
  2004...........................................    46,049
                                                   --------
                                                   $648,553
                                                   ========

     Lease expense totaled $101,457 in 1999. The Company did not have any operating leases during the year ended December 31, 1998 and, accordingly, did not incur any lease expense for 1998.

(B) ROYALTIES

     In April 1999, the Company entered into a royalty agreement to pay royalties based on the number of licenses sold including that technology. The Company's new release, expected in May 2000, will be the first version to include this technology, therefore, there were no royalty payments under the agreement for the year ended December 31, 1999.

(10) RELATED PARTY TRANSACTIONS

     For the year ended December 31, 1999, the Company purchased accounting services in the amount of approximately $40,000 from a company owned by a shareholder.

     The Company issued stock options to purchase 318,750 shares of common stock to certain key members of management of the Company who are also stockholders during the year ended December 31, 1999.

(11) SUBSEQUENT EVENTS


     On January 31, 2000, Niku Corporation acquired all the issued and outstanding shares of the Company in exchange for 853,689 shares of Niku common stock valued at approximately $17,927,000. In addition, all outstanding stock options of the Company will be assumed by Niku.


     In January 2000, the Company issued 119,000 stock options to employees with an exercise price below the deemed fair market value. In connection with the grants, the Company will recognize approximately $83,000 in deferred compensation.

                                NIKU CORPORATION

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations for future periods or the results of operations or financial position that actually would have been realized had Niku, Proamics and Legal Anywhere been a combined company during the specified periods. The unaudited pro forma combined condensed financial statements, including the related notes, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements and related notes thereto of Niku, Proamics and Legal Anywhere, included elsewhere in this filing. The following unaudited pro forma combined condensed financial statements give effect to the acquisition of Proamics and Legal Anywhere by Niku using the purchase method of accounting. The unaudited pro forma combined condensed financial statements are based on the respective historical audited and unaudited financial statements and related notes of Niku, Proamics and Legal Anywhere.


     The pro forma adjustments are preliminary and based on management's estimates of the value of the tangible and intangible assets acquired. The actual adjustments may differ materially from those presented in these pro forma financial statements. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to the long-term tangible and intangible assets or, in some circumstances, resulting in a charge to the statement of operations. The effect of these changes on the statement of operations will depend on the nature and amounts of the assets and liabilities adjusted. For example, if all goodwill and intangible assets resulting from the acquisitions of Proamics and Legal Anywhere were amortized over three years it would have resulted in a charge to the unaudited pro forma statements of operations of $22,612,000 and $16,959,000 for the year ended January 31, 1999, and the nine months ended October 31, 1999, respectively. See notes 2(d) and 2(f) to the unaudited pro forma combined condensed financial statements.


     The unaudited pro forma combined condensed balance sheet assumes that the acquisitions took place on October 31, 1999, and combines Niku's audited October 31, 1999 consolidated balance sheet with Proamics' audited September 30, 1999 consolidated balance sheet and Legal Anywhere's unaudited September 30, 1999 balance sheet. The unaudited pro forma combined condensed statements of operations assumes the acquisitions took place on February 1, 1998, and combines Niku's audited consolidated statement of operations for the year ended January 31, 1999, with Proamics' audited consolidated statement of operations and Legal Anywhere's audited statement of operations for the year ended December 31, 1998, and Niku's audited consolidated statement of operations for the nine months ended October 31, 1999, with Proamics' audited consolidated statement of operations for the nine months ended September 30, 1999, and Legal Anywhere's unaudited statement of operations for the nine months ended September 30, 1999.

                                NIKU CORPORATION

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                OCTOBER 31, 1999
                                 (IN THOUSANDS)


                                                   HISTORICAL                       PRO FORMA
                                      ------------------------------------   ------------------------
                                        NIKU     PROAMICS   LEGAL ANYWHERE   ADJUSTMENTS    COMBINED
                                      --------   --------   --------------   -----------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.........  $ 17,154   $ 3,248       $   816        $             $  21,218
  Short-term investments............     2,175        --            --                          2,175
  Accounts receivable...............     2,754     3,864            33                          6,651
  Prepaid expenses and other current
    assets..........................     1,258       130            41                          1,429
                                      --------   --------      -------        --------      ---------
         Total current assets.......    23,341     7,242           890              --         31,473
Deposits and other assets...........       160       192            40                            392
Property and equipment, net.........     4,406     1,241           191                          5,838
Goodwill and other intangible
  assets, net.......................       831        --            --          47,802(a)
                                                                                20,034(c)      68,667
                                      --------   --------      -------        --------      ---------
                                      $ 28,738   $ 8,675       $ 1,121        $ 67,836      $ 106,370
                                      ========   ========      =======        ========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................  $  3,817   $   872       $    90                      $  $4,779
  Accrued liabilities...............     1,753     1,388            16             500(a)
                                                                                   500(c)       4,157
  Current portion of long-term
    obligations.....................     5,502       886            --                          6,388
  Deferred revenue..................     1,946     1,499            15          (1,000)(b)      2,460
                                      --------   --------      -------        --------      ---------
         Total current
           liabilities..............    13,018     4,645           121              --         17,784
Long-term obligations, less current
  portion...........................       968     2,366             7                          3,341
                                      --------   --------      -------        --------      ---------
         Total liabilities..........    13,986     7,011           128              --         21,125
                                      --------   --------      -------        --------      ---------
Redeemable convertible preferred
  stock and warrants................    28,580    12,390            --         (12,390)(a)
                                      --------   --------      -------
                                                                                32,456(a)      61,036
                                                                              --------      ---------
Stockholders' equity (deficit):
  Common stock......................         1        --         2,442          (2,442)(c)          1
  Additional paid-in capital........    10,100     2,930            --          (2,930)(a)
                                                                                17,510(a)
                                                                                20,527(c)      48,137
  Treasury stock....................       (30)     (227)                          227(a)         (30)
  Deferred stock compensation.......    (7,238)       --          (137)            137(c)      (7,238)
  Notes receivable from
    stockholders....................      (108)       --            --                           (108)
  Accumulated deficit...............   (16,553)  (13,429)       (1,312)         13,429(a)
                                                                    --           1,312(c)     (16,553)
                                      --------   --------      -------        --------      ---------
         Total stockholders' equity
           (deficit)................   (13,828)  (10,726)          993          47,770         24,209
                                      --------   --------      -------        --------      ---------
                                      $ 28,738   $ 8,675       $ 1,121        $ 67,836      $ 106,370
                                      ========   ========      =======        ========      =========


   See accompanying notes to unaudited pro forma combined condensed financial statements.

                                NIKU CORPORATION

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED JANUARY 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                          HISTORICAL                       PRO FORMA
                              -----------------------------------   -----------------------
                               NIKU     PROAMICS   LEGAL ANYWHERE   ADJUSTMENTS    COMBINED
                              -------   --------   --------------   -----------    --------
Revenues:
  License...................  $    --   $ 3,165       $    33        $             $  3,198
  Services..................       15     7,700            20                         7,735
                              -------   -------       -------        --------      --------
       Total revenues.......       15    10,865            53              --        10,933
Cost of revenues:
  License...................       --       190             5                           195
  Services..................        4     4,957             5                         4,966
                              -------   -------       -------        --------      --------
       Total cost of
          revenues..........        4     5,147            10              --         5,161
                              -------   -------       -------        --------      --------
       Gross profit.........       11     5,718            43              --         5,772
Operating expenses:
  Research and development..    1,610     1,349            91                         3,050
  Sales and marketing.......      290     2,688            --                         2,978
  General and
     administrative.........      996     2,349            64                         3,409
  Stock-based compensation..      245        --            --              --           245
  Amortization of goodwill
     and other intangible
     assets.................       20        --            --          12,371(d)
                                                                        6,678(f)     19,069
                              -------   -------       -------        --------      --------
          Total operating
            expenses........    3,161     6,386           155          19,049        28,751
                              -------   -------       -------        --------      --------
          Operating loss....   (3,150)     (668)         (112)        (19,049)      (22,979)
  Interest and other income
     (expense), net.........      130      (486)           (5)                         (361)
                              -------   -------       -------        --------      --------
          Net loss..........  $(3,020)  $(1,154)      $  (117)       $(19,049)     $(23,340)
                              =======   =======       =======        ========      ========
     Basic and diluted net
       loss per share.......  $ (0.62)                                             $  (1.48)
                              =======                                              ========
     Shares used to compute
       basic and diluted net
       loss per share.......    4,882                                   9,993(e)
                              =======
                                                                          854(g)     15,729
                                                                                   ========


See accompanying notes to unaudited pro forma combined condensed financial statements.

                                NIKU CORPORATION

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                       NINE MONTHS ENDED OCTOBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                           HISTORICAL                      PRO FORMA
                              ------------------------------------   ----------------------
                                NIKU     PROAMICS   LEGAL ANYWHERE   ADJUSTMENTS   COMBINED
                              --------   --------   --------------   -----------   --------
Revenues:
  License...................  $  1,962   $ 2,497        $ 117         $            $  4,576
  Services..................     1,014     6,702           40                         7,756
                              --------   -------        -----         --------     --------
       Total revenues.......     2,976     9,199          157               --       12,332
Cost of revenues:
  License...................       174       119           --                           293
  Services..................       429     5,303           20                         5,752
                              --------   -------        -----         --------     --------
       Total cost of
          revenues..........       603     5,422           20               --        6,045
                              --------   -------        -----         --------     --------
       Gross profit.........     2,373     3,777          137               --        6,287
Operating expenses:
  Research and
     development............     6,062     2,010          295                         8,367
  Sales and marketing.......     5,983     3,068          366                         9,417
  General and
     administrative.........     1,837     2,214          262                         4,313
  Stock-based
     compensation...........     2,018        --           56               --        2,074
  Amortization of goodwill
     and other intangible
     assets.................       184        --           --            9,278(d)
                                                                         5,009(f)    14,471
                              --------   -------        -----         --------     --------
          Total operating
            expenses........    16,084     7,292          979           14,287       38,642
                              --------   -------        -----         --------     --------
          Operating loss....   (13,711)   (3,515)        (842)         (14,287)     (32,355)
  Interest and other income
     (expense), net.........       178      (220)          24                           (18)
                              --------   -------        -----         --------     --------
          Net loss..........  $(13,533)  $(3,735)       $(818)        $(14,287)    $(32,373)
                              ========   =======        =====         ========     ========
     Basic and diluted net
       loss per share.......  $  (2.31)                                            $  (1.94)
                              ========
     Shares used to compute
       basic and diluted net
       loss per share.......     5,871                                   9,993(e)
                              ========
                                                                           854(g)    16,718
                                                                                   ========


   See accompanying notes to unaudited pro forma combined condensed financial statements.

                                NIKU CORPORATION

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(1) UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET


     On December 8, 1999, the Company acquired Proamics Corporation (Proamics), a privately-held company in Chicago, Illinois. Niku issued 3,501,938 shares of its common stock and 6,491,203 shares of the Company's Series D redeemable convertible preferred stock for all of Proamics' outstanding capital stock valued at approximately $49,966,000 for all of Proamics' outstanding capital stock. On January 31, 2000, the Company acquired Legal Anywhere, Inc. (Legal Anywhere), a privately-held company in Portland, Oregon. The Company issued 853,689 shares of its common stock value at approximately $17,927,000 for all of Legal Anywhere's outstanding capital stock and assumed all outstanding Legal Anywhere stock options. Both transactions are to be accounted for as a purchase.


     The pro forma combined condensed balance sheet as of October 31, 1999, gives effect to the acquisitions as if they had occurred on October 31, 1999.

     The following adjustment has been reflected in the unaudited pro forma combined condensed balance sheet:

     (a) To record common stock issued by Niku and record applicable purchase accounting entries for the acquisition of Proamics.

          Under purchase accounting, the total purchase price will be allocated to Proamics' assets and liabilities based on their relative fair values. Amounts allocated to current products and technology and assembled workforce will be amortized on a straight-line basis over estimated useful lives of 3 years and customers lists will be amortized on a straight-line basis over estimated useful lives of 4 years. Goodwill will be amortized over an estimated useful life of 5 years. Allocations are subject to valuations as of the date of the consummation of the acquisition. The amounts and components of the estimated purchase price along with the preliminary allocation of the estimated purchase price to assets purchased are as follows (in thousands):


           Common stock................................................  $17,927
           Series D redeemable convertible preferred stock.............   32,456
           Estimated transaction costs.................................      500
                                                                         -------
                     Total purchase price..............................  $50,466
                                                                         =======
           Cash and cash equivalents...................................  $ 3,248
           Accounts receivable.........................................    3,864
           Prepaid expenses and other current assets...................      130
           Deposits and other assets...................................      192
           Property and equipment and other noncurrent assets..........    1,241
           Accounts payable............................................     (872)
           Accrued liabilities.........................................   (1,388)
           Deferred revenue (after adjustment (b) below)...............     (499)
           Long-term obligations.......................................   (3,252)
                                                                         -------
                     Fair value of net tangible assets of Proamics.....    2,664
           Assembled workforce.........................................    1,445
           Customer lists..............................................    2,543
           Current products and technology.............................   18,672
           Goodwill....................................................   25,142
                                                                         -------
                Net assets acquired....................................  $50,466
                                                                         =======


     (b) To reflect the reduction of deferred revenue to its fair value.

     The actual allocation of the purchase price will depend upon the composition of Proamics' net assets on the closing date and Niku's evaluation of the fair value of the net assets as of the date indicated. Consequently, the actual allocation of the purchase price could differ from that presented above.


     (c) To record common stock and stock options issued by Niku and record applicable purchase accounting entries for the acquisition of Legal Anywhere. The fair value of the 141,282 stock options issued was estimated using the Black-Scholes option pricing model using an assumed fair value of $21.00 per share for the underlying common stock. Amounts allocated to indentifiable intangible assets and goodwill will be amortized on a straight-line basis over estimated useful lives of 3 years. Allocations are subject to valuations as of the date of the consummation of the acquisition. The amounts and components of the estimate purchase price along with the preliminary allocation of the estimated purchase price to assets purchased are as follows (in thousands):


           Common stock................................................  $17,927
           Estimated fair value of stock options assumed...............    2,600
           Estimated transaction costs.................................      500
                                                                         -------
                                                                         $21,027
                                                                         =======
           Cash........................................................  $   816
           Accounts receivable.........................................       33
           Prepaid expenses and other current assets...................       41
           Property and equipment......................................      191
           Other assets................................................       40
           Accounts payable............................................      (90)
           Accrued expenses............................................      (16)
           Deferred revenue............................................      (15)
           Long-term obligations.......................................       (7)
                                                                         -------
             Fair value of net tangible assets of Legal Anywhere.......      993
           Assembled workforce.........................................      300
           Customer lists..............................................    1,700
           Trade name..................................................      200
           Current products and technology.............................    2,300
           Goodwill....................................................   15,534
                                                                         -------
             Net assets acquired.......................................  $21,027
                                                                         =======


          The actual allocation of the purchase price will depend on the composition of Legal Anywhere's net assets on the closing date and Niku's evaluation of the fair value of the net assets as of the date indicated. Consequently, the actual allocation of the purchase price could differ from that presented above.

(2) UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

     The pro forma combined condensed statements of operations give effect to the acquisitions as if they had occurred on February 1, 1998.


     The pro forma combined condensed statements of operations do not include amortization of deferred stock compensation related to stock options granted and restricted stock sold through February 21, 2000, expected to be approximately $6,300,000 during the three-month period ended January 29, 2000, and $26,000,000, $10,100,000, $4,300,000 and $1,100,000 during fiscal 2001, 2002,
2003, and 2004, respectively.

     The following adjustments have been reflected in the unaudited pro forma combined condensed statement of operations:

     (d) Adjustment to record the amortization of goodwill and intangible assets resulting from the preliminary allocation of the Proamics purchase price calculated as follows (in thousands):

                                                                     ESTIMATED        ANNUAL
                                                          VALUE     USEFUL LIFE    AMORTIZATION
                                                          ------    -----------    ------------
           Assembled workforce..........................  $1,445      3 years        $   483
           Customer lists...............................   2,543      4 years            636
           Current products and technology..............  18,672      3 years          6,224
           Goodwill.....................................  25,142      5 years          5,028
                                                                                     -------
                                                                                     $12,371
                                                                                     =======

     (e) To reflect the shares of common stock to be issued as consideration for the acquisition of Proamics and shares of Series D redeemable convertible preferred stock to be issued as consideration for the acquisition on an "as if converted" basis.

     (f) Adjustment to record the amortization of goodwill and intangible assets resulting from the preliminary allocation of Legal Anywhere purchase price calculated as follows (in thousands):


                                                                     ESTIMATED        ANNUAL
                                                          VALUE     USEFUL LIFE    AMORTIZATION
                                                         -------    -----------    ------------
           Assembled workforce.........................  $   300      3 years         $  100
           Customer lists..............................    1,700      3 years            567
           Trade name..................................      200      3 years             67
           Current products and technology.............    2,300      3 years            766
           Goodwill....................................   15,534      3 years          5,178
                                                                                      ------
                                                                                      $6,678
                                                                                      ======


     (g) To reflect the shares of common stock to be issued as consideration for the acquisition of Legal Anywhere.

                                  UNDERWRITING

     Niku and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to conditions specified in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Dain Rauscher Incorporated, Thomas Weisel Partners LLC and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Goldman, Sachs & Co. .......................................
Dain Rauscher Incorporated..................................
Thomas Weisel Partners LLC..................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                              ---------
  Total.....................................................  8,000,000
                                                              =========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares from Niku to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Niku. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                 PAID BY NIKU
                                                              -------------------
                                                                 NO        FULL
                                                              EXERCISE   EXERCISE
                                                              --------   --------
Per share...................................................  $          $
Total.......................................................  $          $

The per share underwriting discounts and commission equals the public offering price per share of common stock less the per share amount paid by the underwriters to Niku.

     In November 1999, Tailwind Capital Partners, L.P., an entity affiliated with Thomas Weisel Partners LLC, purchased an aggregate of 150,000 shares of our Series D preferred stock for an aggregate purchase price of $750,000. The shares of our Series D preferred stock beneficially owned by this affiliate of Thomas Weisel Partners LLC have been deemed by the National Association of Securities Dealers, Inc. to be underwriting compensation and will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this offering, except as otherwise permitted by the National Association of Securities Dealers, Inc. Conduct Rule 2710 (c)(7)(A).

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to
other brokers or dealers at a discount of up to $     per share from the initial
public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Niku and its directors, officers, employees and other stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any issuances under our existing employee benefit plans or, with respect to individuals, transfers by gift, will or intestate succession, or with respect to partnerships, transfers to partners, provided that in each case the transferee agrees to be bound by the restriction for any remaining period, or pursuant to an acquisition or strategic investment transaction, provided that any person who acquires securities in an acquisition or strategic investment transaction agrees to be bound by the restriction for any remaining period, or sale of up to 50,000 shares held by a charitable organization. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

     Prior to this offering, there has been no public market for the shares. The initial public offering price for the common stock in this offering will be negotiated among Niku and the representatives. The factors to be considered in determining the initial public offering price of the shares in addition to prevailing market conditions, will be Niku's historical performance, estimates of the business potential and earnings prospects of Niku, an assessment of Niku's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Niku has applied for approval for quotation of its common stock on the Nasdaq National Market under the symbol "NIKU."

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of this underwriter in stabilizing or short-sale covering transactions.

     These activities by the underwriters may stabilize, maintain or affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Niku has requested the underwriters to reserve for sale, at the initial public offering price, approximately 400,000 shares of common stock offered in this offering for business partners, suppliers and other associates of Niku and its management who have expressed an interest in purchasing the shares of common stock in the offering. In addition, Niku has requested the underwriters to reserve for sale, at the initial public offering price, approximately 500,000 shares of common stock offered in this offering to be offered to Dell USA L.P., which has indicated an interest in purchasing these shares. However, it is possible that Dell USA L.P. will not purchase these shares. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares which are not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters of this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

     Niku estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

     Niku has agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on approximately 78 public offerings of equity securities that have been completed. Thomas Weisel Partners does not have any material relationship with Niku or any of its officers, directors or other controlling person, except with respect to
(1) its contractual relationship with Niku pursuant to the underwriting agreement entered into in connection with this offering and (2) the relationship of its affiliate with Niku as the holder of 150,000 shares of our Series D preferred stock.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                           -------------------------

                               TABLE OF CONTENTS


                                       Page
                                       ----
Prospectus Summary...................    3
Risk Factors.........................    7
Special Note Regarding Forward-
  Looking Statements.................   21
Use of Proceeds......................   22
Dividend Policy......................   22
Capitalization.......................   23
Dilution.............................   25
Selected Consolidated Financial
  Data...............................   27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   29
Business.............................   42
Management...........................   57
Certain Transactions.................   67
Principal Stockholders...............   69
Description of Capital Stock.........   71
Shares Eligible for Future Sale......   75
Legal Matters........................   77
Experts..............................   77
Change in Accountants................   77
Where You Can Find Additional
  Information........................   77
Index to Financial Statements........  F-1
Underwriting.........................  U-1


                           -------------------------

     Through and including                , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                8,000,000 Shares
                                NIKU CORPORATION
                                  Common Stock
                           -------------------------

                                  [NIKU LOGO]
                           -------------------------

                              GOLDMAN, SACHS & CO.
                             DAIN RAUSCHER WESSELS
                           THOMAS WEISEL PARTNERS LLC
                           U.S. BANCORP PIPER JAFFRAY
                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Securities and Exchange Commission registration fee.........  $   53,434
NASD filing fee.............................................      20,740
Nasdaq National Market initial filing fee...................       1,000
Accounting fees and expenses................................     350,000
Legal fees and expenses.....................................     350,000
Road show expenses..........................................      30,000
Printing and engraving expenses.............................     150,000
Blue sky fees and expenses..................................         600
Transfer agent and registrar fees and expenses..............       1,000
Miscellaneous...............................................      43,226
                                                              ----------
  Total.....................................................  $1,000,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to the Registrant or its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the Registrant's Bylaws provide that:

     - the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

     - the Registrant may indemnify its other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

     - the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding;

     - the Registrant may advance expenses, as incurred, to its employees and agents in connection with a legal proceeding; and

     - the rights conferred in the Bylaws are not exclusive.

     The Registrant has entered into Indemnification Agreements with each of its current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

     Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's Certificate of Incorporation, Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

     The Registrant maintains directors' and officers' liability insurance and expects to obtain a rider to such coverage for securities matters.

     See also the undertakings set out in response to Item 17.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                      EXHIBIT DOCUMENT                        NUMBER
                      ----------------                        ------
Form of Underwriting Agreement..............................   1.01
Registrant's Certificate of Incorporation...................   3.01
Registrant's Bylaws.........................................   3.03
Form of Indemnification Agreement...........................  10.01

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years prior to the effective date of this Registration statement, the Registrant has issued and sold the following unregistered securities:

     1. In January 1998, the Registrant issued and sold 10,000,000 shares of Series F preferred stock to a group of four individual investors, each of which is a trust controlled by two of the founders of the Registrant, and one venture capital fund and 3,962,500 shares of common stock to a group of eight individual investors, consisting of two trusts controlled by two of the founders and six employees of the Registrant, for an aggregate consideration of $539,625 in cash. This sale of preferred stock was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     2. In February 1998, the Registrant issued and sold 4,285,709 shares of Series A preferred stock to a group of thirteen individual investors, consisting of two trusts controlled by members of the board of directors of the Registrant, five employees of the Registrant and six unrelated individual investors, and three venture capital funds for an aggregate consideration of $1,499,998.15 in cash. In April and May of 1998, the Registrant issued and sold an additional 857,142 shares of Series A preferred stock to a group of three individual investors, each of which is a trust controlled by a member of the board of directors of the Registrant, for an aggregate consideration of $299,999.70 in cash. This sale of preferred stock was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     3. In October 1998, the Registrant issued and sold 6,959,997 shares of Series B preferred stock to a group of five individual investors, four of which are trusts controlled by three members of the board of directors of the Registrant, and three venture capital funds for an aggregate consideration of $5,219,997.75 in cash. In November 1998, the Registrant issued and sold an additional 426,665 shares of Series B preferred stock to a group of three individual investors, consisting of a member of the board of directors of the Registrant and two employees of the Registrant, and one venture capital fund for an aggregate consideration of $319,998.75 in cash. In December 1998, the Registrant issued and sold an additional 613,330 shares of Series B preferred stock to a group of five individual investors, consisting of four employees of the Registrant and another unrelated individual investor, two venture capital funds and one corporate investor, Comdisco, Inc., for an aggregate consideration of $459,997.50 in cash. The sale of these shares was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     4. In December 1998, in connection with its acquisition of Alyanza Software Corporation, the Registrant issued 524,995 shares of common stock to a group of nine individuals, all of whom were former stockholders of Alyanza. The sale of these shares was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     5. In February 1999, the Registrant issued to Comdisco, Inc. warrants to purchase up to 630,000 shares of Series B Preferred Stock at an exercise price of $0.75 per share which expires, if not earlier exercised, upon the earlier of February 2, 2006 or three years from the effective date of the Registrant's initial public offering.

     6. In May 1999, the Registrant issued and sold 9,987,439 shares of Series C preferred stock to a group of twelve individual investors, consisting of one member of the board of directors of the Registrant, two trusts controlled by two members of the board of directors of the Registrant and nine employees of the Registrant, thirteen venture capital funds and one corporate investor, Comdisco, Inc., for an aggregate consideration of $19,875,003.61 in cash. The sale of these shares was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     7. In November 1999, the Registrant issued and sold 7,998,012 shares of Series D preferred stock to a group of thirty unrelated individual investors, twenty-nine venture capital funds and two corporate investors, Comdisco, Inc. and CNET Investments, for an aggregate consideration of $39,930,060 in cash. The sale of these shares was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     8. In November 1999, in connection with its acquisition of Proamics Corporation, the Registrant issued 3,501,938 shares of common stock and 6,491,203 shares of Series D preferred stock to a group of twenty-six individual investors, two venture capital funds and one corporate investor, Epicor Software Inc., all of whom were former stockholders of Proamics. The sale of these shares was made in reliance on Section 4(2) and/or Rule 506 of Regulation D under the Securities Act.

     9. From its inception on January 8, 1998 through January 29, 2000, the Registrant has issued 2,848,750 shares of common stock to its employees, consultants and other service providers through restricted stock purchases or pursuant to stock purchase agreements.

     10. From its inception on January 8, 1998 through January 29, 2000, Registrant has issued 1,091,566 shares of common stock to its employees upon exercise of options, and as of January 29, 2000, 4,921,236 shares of common stock were issuable upon exercise of outstanding options. All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act.

     11. In January 2000, in connection with its acquisition of Legal Anywhere, Inc., the Registrant issued 853,689 shares of common stock to a group of forty-four individual investors, three venture capital funds and one corporate investor, FJF, Inc., all of whom were former stockholders of Legal Anywhere. The sale of these shares was made in reliance on
         Section 3(a)(10) under the Securities Act.

     The recipients of securities in each transaction listed above represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith:

 NUMBER                           EXHIBIT TITLE
 ------                           -------------
 1.01+     Form of Underwriting Agreement.
 2.01+     Agreement and Plan of Reorganization with Alyanza Software
           Corporation, dated December 10, 1998.
 2.02+     Agreement and Plan of Reorganization with Proamics
           Corporation, dated November 16, 1999.
 2.03+     Agreement and Plan of Reorganization with Legal Anywhere,
           Inc., dated January 19, 2000.
 3.01+     Registrant's Amended and Restated Certificate of
           Incorporation.
 3.02+     Form of Registrant's Amended and Restated Certificate of
           Incorporation (to be filed immediately after the closing of this offering).
 3.03+     Registrant's Amended and Restated Bylaws.
 3.04+     Registrant's Amended and Restated Bylaws (to be filed
           immediately after the closing of this offering).
 4.01+     Form of Specimen Certificate for Registrant's common stock.
 4.02+     Fourth Amended and Restated Investors' Rights Agreement,
           dated November 18, 1999, as amended December 8, 1999.
 4.03+     Series F Preferred Stock Purchase Agreement, dated January
           23, 1998.
 4.04+     Series A Preferred Stock Purchase Agreement, dated February
           13, 1998.
 4.05+     Series B Preferred Stock Purchase Agreement, dated October
           13, 1998.
 4.06+     Series C Preferred Stock Purchase Agreement, dated May 13,
           1999.
 4.07+     Series D Preferred Stock Purchase Agreement, dated November
           18, 1999.
 5.01+     Opinion of Fenwick & West LLP regarding legality of the
           securities being registered.
10.01+     Form of Indemnification Agreement entered into between
           Registrant and its directors and executive officers.
10.02+     1998 Stock Plan, as amended.
10.03+     Form of 2000 Equity Incentive Plan.
10.04+     Form of 2000 Employee Stock Purchase Plan.
10.05+     Business Loan Agreement, dated September 23, 1999, by and
           between Mid-Peninsula and Registrant.
10.06+     Subordinated Loan and Security Agreement, dated as of
           February 2, 1999, by and between Comdisco, Inc. and
           Registrant.
10.07**+   iMap Agreement, dated June 30, 1999, by and between
           USinternetworking, Inc. and Registrant.
10.08**+   Software License Agreement, dated June 30, 1999, by and
           between USinternetworking, Inc. and Registrant.
10.09**+   Managed Services Agreement dated August 19, 1999, by and
           between USinternetworking, Inc. and Registrant.

 NUMBER                           EXHIBIT TITLE
 ------                           -------------
10.10**+   Promotion Agreement dated September 10, 1999 by and between
           CNET, Inc. and Registrant.
10.11+     Software License and Services Agreement, dated December 22,
           1998, by and between Registrant and Sybase, Inc.
10.12+     Software License Agreement, dated March 19, 1999, by and
           between Sybase, Inc. and Registrant.
10.13+     Offer Letter for Joshua Pickus.
10.14+     Offer Letter for Mark Nelson.
10.15+     Offer Letter for Rhonda Dibachi.
10.16+     Offer Letter for Kenneth Johnson.
10.17+     Offer Letter for Harold Slawik.
10.18+     Restricted Stock Purchase Agreement, dated November 1, 1999, by and between Joshua Pickus and Registrant.
10.19+     Restricted Stock Purchase Agreement, dated November 18,
           1999, by and between Mark Nelson and Registrant.
10.20+     Full Recourse Promissory Note, dated November 11, 1999, by and between Joshua Pickus and Registrant.
16.01+     Letter from Ernst & Young LLP.
21.01+     List of Registrant's Subsidiaries.
23.01+     Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02      Consent of KPMG LLP, independent accountants.
23.03      Consent of KPMG LLP, independent accountants.
23.04      Consent of KPMG LLP, independent accountants.
24.01+     Power of Attorney.
27.01+     Financial Data Schedule.


---------------
 +  Previously filed.

** Confidential treatment has been requested with regard to certain portions of this document. Such portions were filed separately with the Securities and Exchange Commission.

(b) The following financial statement schedule is filed herewith:

Schedule II -- Valuation and Qualifying Accounts

Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
        (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on this 24th day of February, 2000.


                                          NIKU CORPORATION

                                          By:      /s/ FARZAD DIBACHI
                                            ------------------------------------
                                                       Farzad Dibachi
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                   NAME                                     TITLE                        DATE
                   ----                                     -----                        ----
PRINCIPAL EXECUTIVE OFFICER:

/s/ FARZAD DIBACHI                          Chief Executive Officer and Director   February 24, 2000
------------------------------------------
      Farzad Dibachi

PRINCIPAL FINANCIAL OFFICER AND
PRINCIPAL ACCOUNTING OFFICER:

/s/ MARK NELSON                             Chief Financial Officer                February 24, 2000
------------------------------------------
Mark Nelson

ADDITIONAL DIRECTORS:

*                                           Director                               February 24, 2000
------------------------------------------
Michael Brooks

*                                           Director                               February 24, 2000
------------------------------------------
John Chen

*                                           Director                               February 24, 2000
------------------------------------------
Terence Garnett

*                                           Director                               February 24, 2000
------------------------------------------
William Raduchel

*                                           Director                               February 24, 2000
------------------------------------------
Maynard Webb

*By: /s/ MARK NELSON                        Attorney-in-fact                       February 24, 2000
-----------------------------------------
           Mark Nelson

                                 EXHIBIT INDEX

 NUMBER                            EXHIBIT TITLE
 ------                            -------------
 1.01+      Form of Underwriting Agreement.
 2.01+      Agreement and Plan of Reorganization with Alyanza Software
            Corporation, dated December 10, 1998.
 2.02+      Agreement and Plan of Reorganization with Proamics
            Corporation, dated November 16, 1999.
 2.03+      Agreement and Plan of Reorganization with Legal Anywhere,
            Inc., dated January 19, 2000.
 3.01+      Registrant's Amended and Restated Certificate of
            Incorporation.
 3.02+      Form of Registrant's Amended and Restated Certificate of
            Incorporation (to be filed immediately after the closing of this offering).
 3.03+      Registrant's Amended and Restated Bylaws.
 3.04+      Registrant's Amended and Restated Bylaws (to be filed
            immediately after the closing of this offering).
 4.01+      Form of Specimen Certificate for Registrant's common stock.
 4.02+      Fourth Amended and Restated Investors' Rights Agreement,
            dated November 18, 1999, as amended December 8, 1999.
 4.03+      Series F Preferred Stock Purchase Agreement, dated January
            23, 1998.
 4.04+      Series A Preferred Stock Purchase Agreement, dated February
            13, 1998.
 4.05+      Series B Preferred Stock Purchase Agreement, dated October
            13, 1998.
 4.06+      Series C Preferred Stock Purchase Agreement, dated May 13,
            1999.
 4.07+      Series D Preferred Stock Purchase Agreement, dated November
            18, 1999.
 5.01+      Opinion of Fenwick & West LLP regarding legality of the
            securities being registered.
10.01+      Form of Indemnification Agreement entered into between
            Registrant and its directors and executive officers.
10.02+      1998 Stock Plan, as amended.
10.03+      Form of 2000 Equity Incentive Plan.
10.04+      Form of 2000 Employee Stock Purchase Plan.
10.05+      Business Loan Agreement, dated September 23, 1999, by and
            between Mid-Peninsula and Registrant.
10.06+      Subordinated Loan and Security Agreement, dated as of
            February 2, 1999, by and between Comdisco, Inc. and
            Registrant.
10.07**+    iMap Agreement, dated June 30, 1999, by and between
            USinternetworking, Inc. and Registrant.
10.08**+    Software License Agreement, dated June 30, 1999, by and
            between USinternetworking, Inc. and Registrant.
10.09**+    Managed Services Agreement dated August 19, 1999, by and
            between USinternetworking, Inc. and Registrant.
10.10**+    Promotion Agreement dated September 10, 1999 by and between
            CNET, Inc. and Registrant.
10.11+      Software License and Services Agreement, dated December 22,
            1998, by and between Registrant and Sybase, Inc.
10.12+      Software License Agreement, dated March 19, 1999, by and
            between Sybase, Inc. and Registrant.
10.13+      Offer Letter for Joshua Pickus.
10.14+      Offer Letter for Mark Nelson.
10.15+      Offer Letter for Rhonda Dibachi.
10.16+      Offer Letter for Kenneth Johnson.
10.17+      Offer Letter for Harold Slawik.

 NUMBER                            EXHIBIT TITLE
 ------                            -------------
10.18+      Restricted Stock Purchase Agreement, dated November 1, 1999, by and between Joshua Pickus and Registrant.
10.19+      Restricted Stock Purchase Agreement, dated November 18,
            1999, by and between Mark Nelson and Registrant.
10.20+      Full Recourse Promissory Note, dated November 11, 1999, by and between Joshua Pickus and Registrant.
16.01+      Letter from Ernst & Young LLP.
21.01+      List of Registrant's Subsidiaries.
23.01+      Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02       Consent of KPMG LLP, independent accountants.
23.03       Consent of KPMG LLP, independent accountants.
23.04       Consent of KPMG LLP, independent accountants.
24.01+      Power of Attorney.
27.01+      Financial Data Schedule.


---------------
 +  Previously filed.

** Confidential treatment has been requested with regard to certain portions of this document. Such portions were filed separately with the Securities and Exchange Commission.